SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S PROPOSAL AND

MANUAL FOR PARTICIPATION IN GENERAL MEETINGS

210th Extraordinary General Meeting and 69th Annual General Meeting

April 22, 2024

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3
II.	Guidance for Participation in the General Meetings	4
	Participation via Ballot Paper	4
	Participation via Digital Platform	5
	Holders of ADRs	7
	Convening of the General Meeting	7
	Voting Rights	7
	Approval of the Matters on the Agenda	8
	Final guidelines	8
III.	Call Notice	9
IV.	Management's Proposal	11
V.	Annex	27

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I.	Message from the Management

Dear Shareholder:

It is with immense pleasure that I present to you this document containing the Management's Proposal and Manual for participation In General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the corporate agenda of the Company. This Manual seeks to encourage and enable the participation of shareholders in the Extraordinary General Meeting - EGM and Annual General Meeting - AGM.

The matters to be presented for resolution of shareholders as well as the types of shares granting the right to vote on each item of the agenda are described in the Call Notice and in the Management’s Proposal for the EGM and AGM.

Copel’s 210th EGM and 69th AGM were called for April 22, 2024, at 2 p.m., and will be held exclusively digitally, with the participation of its shareholders virtually, through Ten Meetings, a digital platform.

It is also important to mention that the Meeting will be attended by, among others, the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Chief People and Management Officer and the Chairman of the Supervisory Board, who will be able to provide additional clarifications, if necessary, on the subjects on the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders will be dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

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II.       Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting: (a) via Ballot Paper, made available to shareholders on the following websites: the Company’s (ri.copel.com), B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and Brazilian Securities and Exchange Commission (CVM); or (b) via Digital Platform, which may be accessed personally or by a duly appointed proxy, pursuant to CVM Resolution no. 81/2022, as described below.

Participation via Ballot Paper

In order to facilitate and encourage the participation of its shareholders, the Company will adopt the remote voting system under the terms of CVM Resolution no. 81/2022, allowing its Shareholders to send distance voting ballots through their respective custody agents, by the Bookkeeping Agent (Itaú Corretora de Valores S.A.) or directly to the Company, in accordance with the following guidelines:

Distance voting ballots have been made available on the Company's website (ri.copel.com) and on the CVM's (gov.br/cvm) and B3's (b3.com.br) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may (i) fill out and send the voting form directly to the Company, or (ii) transmit the filling out instructions to qualified service providers, according to the guidelines below:

•	Exercise of voting rights through service providers - Remote voting system - Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the bookkeeping agent, in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of B3. To this end, shareholders should contact their custody agents or the bookkeeping agent and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.
•	Shareholder sending the ballot directly to the Company - The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its Shareholders and Custody Department.

For the voting form to be considered valid, it is essential that (i) its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents: (a) for individuals: - identity document with photo of the shareholder; (b) for legal entities: - last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and - identity document with a photo of the legal representative; (c) for investment funds: - last consolidated regulation of the fund; - bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund and corporate documents that prove the powers of representation; and - identity document with a photo of the legal representative.

The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by April 15, 2024 (including), pursuant to article 27 of CVM Resolution no. 81/2022. Ballots received by the Company after this date will not be considered.

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Within 3 (three) days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of CVM Resolution no. 81/2022.

In addition, the Company informs that: (i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the bookkeeping agent, the ballot sent by the bookkeeping agent will prevail, pursuant CVM Resolution no. 81/2022; (ii) when the Custodian Agent receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to CVM Resolution no. 81/2022; (iii) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; (iv) in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to CVM Resolution no. 81/2022.

Participation via Digital Platform

The Extraordinary General Meeting and the Annual General Meeting shall be held exclusively in digital mode, with the shareholders taking part virtually.

For participation via Digital Platform, up to 2 days prior to the event, that is, April 20, 2024, the shareholder must necessarily acessar o link https://assembleia.ten.com.br/019805987, fill in all the registration data and attach all the necessary documents to enable his participation and/or vote at the Assembly.

•      Individual Shareholder:

(a) valid identification with photo of the shareholder or proxy;

(b) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions;

(c) instrument granting powers to a third party, in case the shareholder participates represented by proxy; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

•      Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative;

(b) documents that prove representation, including a copy of the power of attorney, of the professional qualification documents and/or of the minutes of the election of the administrator that grants the power of attorney or attends the Extraordinary and Annual General Meetings; and in the case of an investment fund, copies of (i) bylaws/regulations in force of the fund and its manager or administered, as the case may be, observing the fund's voting policy, (ii) documents of professional qualification of the fund's representative; and (iii) corporate documents that prove the powers of representation of the one participating in the Meetings or granting a proxy;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meetings.

For participation through a proxy, the granting of representation powers must have taken place less than one (1) year before, pursuant to art. 126, § 1 of Law 6,404/1976.

Additionally, in compliance with the provisions of art. 654, §§1 and §2 of the Civil Code, the power of attorney must contain an indication of the place where it was issued, the full qualification of the grantor and the grantee, the date and the purpose of the grant, with the designation and extension of the powers granted, and the signature of the grantor.

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The Company's natural person shareholders can only be represented at the Meeting by an attorney-in-fact who is a shareholder, a Company manager, a lawyer or a financial institution, as provided for in article 126, paragraph 1 of Law 6404/1976. The legal entities that are shareholders of the Company may be represented by an attorney-in-fact appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (Proc. CVM RJ2014/3578; j. 4.11.2014).

The Company will analyze the information and documents received and will approve the registration. The shareholder will receive an email at the registered address indicating the approval or rejection of the registration, and, in the latter case, if applicable, guidelines for the regularization of the registration. In the case of proxy/representative, he will receive an individual e-mail regarding the qualification status of each registered shareholder, and should provide, if necessary, document complementation.

The proxy that may represent more than one shareholder will only be able to vote at the meeting for the shareholders whose qualification has been confirmed by the Company.

It should be noted that the registration confirmation e-mail, as well as the reminder for the Meeting, will be sent exclusively to the e-mail address informed in the participation registration.

If the shareholder (or his/her proxy, as the case may be) has not received the confirmation of his/her registration, he/she should contact the Company, through the e-mail acionistas@copel.com or by telephone 0800 41 2772 within 2 (two) hours before the start time of the Meeting, so that the guidelines can be forwarded to him/her.

In the event of the need for documentary supplementation and/or additional clarifications regarding the documents sent for the purposes of registration of participation, the Company will contact the shareholder (or their respective proxy, as the case may be) to request such documentary supplementation and/or additional clarifications in a timely manner that allows the confirmation of the registration within the period referred to above.

Under the terms of article 6, §3 of CVM Resolution no. 81/2022, the access to the Digital Platform will not be admitted by shareholders (directly or via proxies) who do not register through the link https://assembleia.ten.com.br/019805987 and/or fail to attach the necessary participation documents within the term provided herein.

Availability of information and guidelines for access to the Digital Platform:

After the qualification is confirmed by the Company as to the verification of the regularity of the representation documents sent in the terms above, an e-mail will be forwarded to each shareholder (or their respective proxy, as the case may be) that has made the regular registration of participation, containing the information and guidelines for access to the Digital Platform.

The Company also emphasizes that the information and guidelines for access to the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or his/her respective proxy, as the case may be) takes full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by the Company under the terms of this Manual.

Thus, shareholders commit to: (i) use the logins and passwords registered solely and exclusively for the remote monitoring and/or voting on the Meeting, (ii) not transfer or disclose, in whole or in part, the logins and passwords registered to any third party, shareholder or not, being the invitation non-transferable, and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

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To access the Digital Platform, the following are required: (i) computer or smartphones with camera and audio that can be enabled and (ii) internet access connection of at least 10mb. Access by videoconference should preferably be made through the Google Chrome, Edge or Safari browsers, noting that Mozilla Firefox is not compatible with the Digital Platform. In addition, it is also recommended that the shareholder disconnect any VPN or platform that may be using his camera before accessing the Digital Platform.

Although the platform is compatible with all operating systems, and can also be accessed via smartphone, it is recommended that the shareholder use a computer, to have a better view of the event, giving preference to a Wi-Fi network for a more stable connection. We emphasize the need to use Chrome, Edge or Safari browsers (Mozilla Firefox and others cannot be used).

The Company informs that there will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 28, and that the duly registered shareholder who participates in the Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant Resolution no. 81/2022.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the General Meetings by digital means.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Convening of the General Meetings

Under the terms of article 125 of the Corporation Law, for the General Meetings to be convened, on first call, it will be necessary for shareholders and/or their legal representatives holding an interest corresponding to at least one-fourth (1/4) of the Company's voting capital to be in a position to attend.

If the aforementioned percentage is not reached, a new call will be made at least eight (8) days in advance, after which the General Meetings will be held if any number of shareholders is present.

Voting Rights

Only shareholders holding ordinary shares will have the right to vote on the items on the EGM agenda. At the AGM, holders of ordinary shares will have the right to vote on items 1 to 5 and holders of preferred shares will have the right to vote on item 5, exclusively for the election of a Supervisory Board member, appointed to the vacancy for the preferred shareholder.

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Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approval of the Matters on the Agenda

Pursuant to article 129 of the Brazilian Corporate Law, the resolutions of the General Shareholders' Meetings, subject to the exceptions provided for by law, shall be taken by absolute majority of votes, disregarding abstentions.

Since the matters to be considered at the Meeting are not subject to approval by a qualified quorum, approval of the matters on the Meeting's agenda will depend on the vote of an absolute majority of the shares present at the Meeting, disregarding abstentions.

Final Guidelines

Should there be any doubt concerning the General Meetings procedures and deadlines, please contact the Division of Shareholders and Regulatory Obligations of the Capital Market the telephone number (+55) 0800 41 2772 or through the e-mail address acionistas@copel.com.

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III.       Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary and Annual General Meetings to be held exclusively in digital mode, pursuant to CVM Resolution no. 81/2022, on April 22, 2024, at 2 p.m., via Ten Meetings digital platform (https://assembleia.ten.com.br/019805987), to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1. Restricted Shares and Performance-based Restricted Shares Granting Plan;

2. Election of members of the Board of Directors to complete the current term of office; and

3. Resolution on the compliance of the elected members of the Board of Directors with the independence criteria.

ANNUAL GENERAL MEETING

1. Annual Management Report and Financial Statements for fiscal year 2023;

2. Management's proposal for the Capital Budget for fiscal year 2024;

3. Management's proposal for the allocation of net profit for 2023 and distribution of dividends;

4. Establishment of the compensation of Directors, Officers, members of the Supervisory Board and members of Statutory Committees for fiscal year 2024; and

5. Election of members of the Supervisory Board.

Documents referring to the matters to be discussed at the Extraordinary and Annual General Meetings, including the Management’s Proposal and the Manual for Participation in General Shareholders’ Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

The General Meeting shall be carried out exclusively in digital mode, so the Company’s shareholder may take part:

(a) through a ballot paper for the exercise of his/her voting right at a distance, whose template is available to shareholders on the following websites: the Company’s (ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or

(b) via digital platform, which shall be accessed personally or by a dully appointed proxy, according to CVM Resolution no. 81/2022.

We inform you that the shareholder may participate in the Meeting having or not sent the Ballot Paper, but if he/she chooses to vote at the Meeting, any voting instructions previously sent by means of the Ballot by the shareholder will be disregarded, and the vote cast at the Meeting will prevail.

Distance voting ballots may be sent, pursuant to CVM Resolution no. 81/2022, through the Shareholders' custody agents, to the Bookkeeping Agent for the shares issued by the Company, or directly to the Company, in accordance with the guidelines in the Manual for Participation in Shareholders' Meetings.

The proof of share ownership must be made in accordance with Federal Law no. 6404/1976 - Corporation Law and Copel's Bylaws, as applicable.

To participate in the Meetings via Digital Platform, up to 2 days before the Assembly is held, that is, until April 20, 2024, the shareholder must access the Ten Meetings platform (https://assembleia.ten.com.br/019805987), fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meetings:

- Individual Shareholder:

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(a) valid identification with photo of the shareholder;

(b) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

- Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative;

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

The instructions for accessing the Digital Platform and/or sending the Distance Voting Ballots, pursuant to CVM Resolution no. 81/2022, can be found in the Management’s Proposal and Manual for Participation in Shareholders' Meetings. We inform you that under the terms of the legislation in force, the Meeting will be recorded.

Despite the possibility of participating via Digital Platform, Copel recommends shareholders to adopt the Distance Voting Ballots.

Curitiba, March 21, 2024

Marcel Martins Malczewski

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporate Law, in the newspaper Valor Econômico as from March 22, 2024, being also available on the Company’s website (ir.copel.com).

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IV.	Management’s Proposal

In order to facilitate the understanding and the attendance of the Shareholders to the Meetings called herein, below are explanations from the Company's Management about each item to be subject to resolution at the Meeting, for the exercise of informed voting.

Matters to be decided at the 210th EGM:

1. RESTRICTED SHARES AND PERFORMANCE-BASED RESTRICTED SHARES GRANTING PLAN

Clarifications

The Company's Management proposes the full approval of the Restricted Shares and Performance-based Restricted Shares Granting Plan ("Plan"), which will become part of the remuneration strategy for Directors and employees in management, leadership and other key positions in the organization.

With the transformation of Copel into a corporation, it is necessary to improve the remuneration practices of members of the Company's statutory bodies, as well as employees in management, leadership and other key positions in the organization. Until August 11, 2023, when Copel's privatization process was completed through a capital increase operation with the consequent reduction of the state's stake (capitalization or follow-on), the remuneration policy for the company's managers, its subsidiaries and controlled companies was established solely by the state body responsible for supervising public and state companies, the State Companies Control Council (CCEE), with mandatory guidelines for all entities. This was because, until then, the company was a state corporation and faced various restrictions in defining the remuneration practices of its executives

With the follow-on, Copel became a publicly-held company with dispersed capital and no controlling shareholder (corporation), which brought unprecedented challenges to management linked to its organizational transformation, with the aim of leveraging the possibilities of appreciation resulting from its new structure as a private company.

In this context, it became apparent that the management remuneration practices that were in place at the time of privatization were out of line with market trends in the new structure that the company now has, and were not suited to the company's challenges in managing its human capital, which requires solid strategies for incentives, attracting and retaining high-performance talent, as well as promoting the creation of sustainable, long-term value for Copel, its shareholders and other stakeholders.

In this way, we sought to improve the remuneration structure with the objectives of: (i) aligning the interests of executives and key positions with Copel's long-term strategic objectives, promoting a direct connection between the remuneration strategy and the company's sustainable success; (ii) linking a significant portion of remuneration to the generation of value for the company; (iii) stimulating an organizational culture of meritocracy and high performance in the Company, recognizing exceptional results and encouraging continuous excellence; and (iv) retaining and attracting talent, offering a competitive remuneration package, aligned with Copel's strategy and purpose, which recognizes, rewards and encourages the creation of value for the Company.

Under the guidance of the People Committee and the Board of Directors, in order to review the remuneration strategy for executives and directors, which includes long-term incentives, through the Plan, Korn Ferry was hired, a specialized consultancy company with a recognized technical approach that has been implemented in large companies of a similar size and activity to Copel.

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Thus, under the guidance of the consultancy and Copel's internal technical areas, subject to the appraisal of the People Committee and approval by the Board of Directors, the work involved evaluating the variable remuneration models adopted by companies in the sector, as well as companies of a similar size and characteristics to Copel, culminating in the design of the proposed "Plan", which is in line with best market practices

The proposed "Plan" provides for the possibility of granting two types of restricted shares, which will entitle the beneficiaries to receive common shares issued by Copel: (a) Restricted Shares, subject to a vesting period, restriction and other terms and conditions provided for in the Plan and in the applicable Programs and Grant Agreements; and (b) Performance Shares, subject to a vesting period and restriction, performance targets and other terms and conditions provided for in the Plan and in the applicable Programs and Grant Agreements.

Some of the Plan's information is highlighted below:

i. It will be managed by the Board of Directors, supported by the Company's People Committee, following the rules and guidelines defined therein. In managing the Plan, the Board is responsible for setting challenging performance targets in line with the Company's performance and within the limits of the organization's risk appetite.

ii. Eligible beneficiaries of the Plan are statutory officers, non-statutory officers and employees in management, leadership and other key positions at Copel and its subsidiaries, who may receive Restricted Shares and Performance Shares. Also eligible as beneficiaries are members of Copel's Board of Directors, who may only receive Restricted Shares. Members of the Board of Directors are not eligible for performance-based restricted shares.

iii.        There are Performance targets: these are related to performance and defined by the Board of Directors in order to establish criteria for the acquisition of the right to Performance Shares. They may be determined based on the following elements, considered at the discretion of the Board of Directors: (i) Absolute TSR; and/or (ii) valuation of the Company's shares; and/or (iii) earnings declared and distributed by the Company; and/or (iv) performance metrics of the Participant; and/or (v) performance metrics of the Company and its areas; and/or (vi) performance metrics within the Company's sector of operation.

iv. Minimum Increase in Value of the Share resulting from the Restricted Shares: the increase in value of the share that has its final value (calculated on the date of the expiry of the Vesting Period equal to or greater than the initial value of the share corresponding to R$8.25 (eight reais and twenty-five cents) plus the positive variation of the IPCA plus 5% per year between August 11, 2023 and the final date of the expiry of the Vesting Period.

The definition of the reference price of each Performance Share in the amount of R$8.25 (eight reais and twenty-five cents), corresponds to the price per share applied within the scope of the public offering of primary and secondary distribution of ordinary shares issued by the Company concluded on August 11, 2023 and which resulted in the transformation of the Company into a corporation with dispersed capital and no controlling shareholder.

v.       Share limits: Under the Plan, restricted shares may be delivered to Participants in a number corresponding to up to 1.0% of the Company's total share capital, being up to 0.2% for restricted shares and up to 0.8% for performance-based restricted shares.

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a)	Specific Rules for Performance-based Restricted Shares:

•      Limit of shares: up to 0.8% of the Share Capital;

•      Conditions for acquisition: achievement of the minimum valuation, guaranteeing that they will only be delivered to those eligible in the event of generation of value for Copel after transformation into a corporation with achievement of the performance targets, defined in items "iii and iv" above, as well as compliance with the other requirements established in the Plan;

•	Vesting period: 3 years from the grant date; and
•	Restriction period: as defined by the Board of Directors.

b)	Specific Rules for Restricted Shares:
•	Limit of shares: up to 0.2% of the Share Capital;
•	Conditions for acquisition: compliance with the vesting and restriction period, in addition to other requirements established in the Plan;
•	Vesting period: 2 years from the date of grant (transition rule for members of the current term of office of the Board of Directors, as per Plan in Annex);

•      Restriction period: as defined by the Board of Directors. For members of the Board of Directors who are beneficiaries of the Plan, the Board of Directors may not establish a grace period or restriction period of less than 2 years; and

•      Due to the Company's transition process into a corporation, with the aim of retaining the current professionals who were part of the transformation process, the plan provides that, for the first grant, Directors who hold or will hold office during the term of office in progress on the date of approval of the Plan, a shorter period may be established, provided that said vesting period is at least equal to the remaining period of the term of office in progress.

In compliance with article 14 of RCVM 81, the information required in Annex B to CVM Resolution 81/2022 is included in this Proposal, which includes a copy of the Plan in its entirety (Annex I).

Management’s Proposal

Pursuant to article 17, VI, of the Bylaws, it is proposed to approve the Restricted Shares and Performance-based Restricted Shares Granting Plan, up to a limit of 1.0% of the Company's share capital, of which up to 0.2% for Restricted Shares and up to 0.8% for Performance-based Restricted Shares.

Voting rights

In this agenda item, shareholders holding ordinary shares have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 248th Ordinary Meeting on March 20, 2024.

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2. ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS TO COMPLETE THE CURRENT TERM OF OFFICE

Clarifications

Companhia Paranaense de Energia - Copel received letters from Mr. Fernando Tadeu Perez, elected by the shareholders of ordinary shares at the 208th Extraordinary General Meeting, and Ms. Lucia Maria Martins Casasanta, elected by a separate vote of the minority shareholders of ordinary shares at the 68th Annual General Meeting (in accordance with the Bylaws in force at the time of the election). Both communicated their resignation as members of the Company's Board of Directors (Conselho de Administração - CAD), effective as of the end of the 248th Ordinary Meeting of the Company's Board of Directors, held on March 20, 2024.

As a result of the vacancy of 2 (two) positions of Board Members, elected by shareholders of the Company's Ordinary shares, it is proposed to elect 2 (two) members to make up Copel's Board of Directors, to complete the 2023-2025 term of office, appointed by the same class of shares.

At Copel, the Board of Directors is a collegiate decision-making body made up of 9 (nine) members who are elected by the General Meeting of Shareholders in accordance with the Brazilian Corporations Law (Federal Law no. 6404/1976). The Board of Directors’ main task is to set the general direction of the company's business.

In accordance with Federal Law no. 6404/1976 (Lei das S.A. - Brazilian Corporations Law) and Copel’s policies, all members of the Board of Directors, in order to take office, must sign a declaration that they are not guilty of any of the crimes provided for by law that prevent them from exercising commercial activity. They should also sign the Term of Office, in the appropriate book, and the Terms of Adhesion to the Policies for Disclosure of Relevant Information and Preservation of Confidentiality and Trading in Securities Issued by Copel, according to CVM Resolution no. 44/2021, by which they undertake to comply with the rules contained therein.

In addition, the members of the Board of Directors will be invested in their position by signing the "Management Consent Form", referred to in the "Level 2 Regulation" of [B]³ Brasil, Bolsa, Balcão, and in accordance with article 75 of the Company's Bylaws.

Vacancies and voting rights

Copel's Board of Directors is currently composed of 09 (nine) members, with vacancies filled as follows:

a) One (01) vacancy is nominated by employees in accordance with the relevant state legislation - State Law no. 8,096/1985, regulated by Decree no. 6,343/1985 and State Law no. 8,681/1987. For this vacancy, at the 68th AGM on April 28, 2023, Mr. Fausto Augusto de Souza was elected to serve until April 2025. In accordance with Article 114 of the Company's Bylaws, the position of employee representative will remain vacant until the end of their respective term of office, to be concluded at the Annual General Meeting to be held in 2025.

b) One (01) vacancy for shareholders holding preferred shares who meet the percentages and requirements set out in Article 141, §§ 4 and 5 of Federal Law 6,404/1976. The election is held separately, and the candidate who obtains the highest percentage representation of the Company's share capital, with no minimum limit, is considered elected. For this vacancy, Mr. Geraldo Corrêa de Lyra Junior was elected at the 208th EGM, on August 10, 2023 to serve until the AGM to be held in April 2025; and

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c) The other members are elected by the shareholders holding ordinary shares at the AGM.

In compliance with the Company's Bylaws and Federal Law 6404/1976, two (2) members of the Board of Directors will be elected at this AGM, for the vacancies described in item c) above, to replace the resigning directors until the end of the current term of office, to end at the Annual General Meeting to be held in 2025.

Nominations

In view of the above, considering the existence of 2 (two) vacancies on the Board of Directors due to the resignation of Directors Mr. Fernando Tadeu Perez e da Mrs. Lucia Maria Martins Casasanta, the following names were proposed to compose Copel's Board of Directors, to complete the 2023-2025 term of office:

•      PEDRO FRANCO SALES - Nominated by the shareholder Squadra Investimentos - Gestão de Recursos Ltda.; and

•      VIVIANE ISABELA DE OLIVEIRA MARTINS - Nominated by shareholder Radar Gestora de Recursos Ltda.

The compliance of the nominees was verified by the Company through an integrity diligence (background check).

In accordance with Annex II to this Proposal, information on the candidates for election to Copel's Board of Directors is available under the terms of items 7.3 to 7.6 of the Reference Form provided for in Annex C of CVM Resolution 80/2022.

As the law does not establish the obligation to submit proposals of names for election in advance, shareholders may indicate, at the General Meeting, their candidates during the consideration of the matter.

Any request for inclusion of candidates in the Distance Voting Bulletin of the EGM must be submitted to the Company by March 28, 2024 by means of a written request sent to the Investor Relations Officer, to the electronic address acionistas@copel.com, as provided for in CVM Resolution no. 81/2022, observing the requirements provided for in the same instruction.

Compliance

Under the terms of §5 of article 17 of the Company's Bylaws, appointments to the Board of Directors must comply with the requirements and prohibitions imposed by Federal Law no. 6.404/1976, the internal policy and rules for appointing members of statutory bodies, in addition to meeting the following parameters: I - having at least 03 (three) independent directors, this number being, in any event, equal to or greater than 25% (twenty-five percent) of the total number of members of the body. These directors must be expressly declared as independent in the minutes of the General Meeting that elects them, in accordance with the definition in B3's Level 2 Corporate Governance Regulations, and the director(s) elected through the option provided for in article 141, §§ 4 and 5, both of Federal Law 6. 404/1976 and subsequent amendments; II - when, as a consequence of observing the percentage referred to in the paragraph above, a fractional number of directors results, rounding will be carried out in accordance with the B3 Corporate Governance Level 2 Regulations; III - at least one (01) of the directors mentioned in that paragraph 8 must have recognized experience in corporate accounting matters in order to be part of the Statutory Audit Committee provided for in these Bylaws.

Nominees must prove that they meet the requirements and are not prohibited from holding the position, in accordance with the applicable legislation, as well as the additional requirements set out in NPC 0315 - Nomination Policy and NAC 030311 - Standard for Appointing Members of Statutory Bodies, by filling in the Registration Form.

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For this purpose, the following documents will be required at the time of the candidacy, including those who qualify on the day of the Meeting:

EDUCATIONAL BACKGROUND

•	Copy of higher education degree certificate (both sides);
•	Copy of post-graduate degree certificate (both sides), if applicable; and
•	Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•	Document of appointment and removal from office if any;
•	Declaration of office or employment, if applicable;
•	Copy of employment record book (with current position), if applicable;
•	Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and
•	Other documents that provide proof of professional experience.

OTHER
•	Copy of identity card, containing picture, and copy of the general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;
•	Proof or address with name of appointee and current address, no more than 90 (ninety) days old;
•	Registration Form (Annex VIII) duly filled and signed by appointee.

The compliance of the nominees will be verified by the Company through an integrity diligence (background check).

Voting rights

On this item of the agenda, only holders of common shares are entitled to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

3.       RESOLUTION ON THE COMPLIANCE OF THE ELECTED MEMBERS OF THE BOARD OF DIRECTORS WITH THE INDEPENDENCE CRITERIA ESTABLISHED IN CVM RESOLUTION NO. 80/2022

Annex K to CVM Resolution no. 80 of March 29, 2022, in its article 7, determines that "the characterization of the appointed person to the Board of Directors as an independent member must be resolved by the General Meeting". Likewise, item 5.3.3 of B3's Level 2 Corporate Governance Regulations states that qualification as an independent director "shall be expressly stated in the minutes of the meeting that elects him or her".

Observing the provisions of this Resolution, the Board of Directors, under preliminary analisys, in its 244th Extraordinary Meeting, held on March 21, 2024, resolved that the nominations of PEDRO FRANCO SALES e VIVIANE ISABELA DE OLIVEIRA MARTINS to complete the 2023-2025 term of office meet the criteria of independence, pursuant to article 140, paragraph 2, of Law 6,404/1976, art. 22 of Law 13,303/2016, Annex K to CVM Resolution 80/2022 and B3's Level 2 Corporate Governance Regulations, being in condition to be sent for deliberation at the Shareholders' Meeting.

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At that same Board of Directors meeting, it was noted that (i) the nominees submitted the information related to items 7.3 to 7.6 of the Company's Reference Form, which, among other information, includes the nominee's declaration that he/she meets the regulatory criteria of independence, and (ii) the Company carried out the nominees' Background Check process.

Thus, it is proposed to the shareholders to express an opinion in order to deliberate on the classification of the members of the Board of Directors elected herein.

Voting rights

In this agenda item, only shareholders holding ordinary shares have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 244th Extraordinary Meeting, on March 21, 2024.

Matters to be decided at the 69th AGM:

1. ANNUAL MANAGEMENT REPORT AND FINANCIAL STATEMENTS FOR FISCAL YEAR 2023

Clarifications

The accounts of the Management are instrumented through the Annual Management Report and the Financial Statements prepared by Copel's Executive Board.

The Annual Management Report contains information on the macroeconomic scenario and the Company's financial performance and operations, with comments on the main accounts of the income statement for the year, as well as information related to employees, social responsibility, capital markets and corporate governance, among others. The Financial Statements express the company's economic and financial situation and the changes in its assets during the year. By analyzing the Financial Statements, it is possible to assess the company's equity situation, liquidity ratios, level of profitability and degree of indebtedness.

It is important to mention that the company's financial statements were prepared in accordance with accounting practices adopted in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC, approved by the Brazilian Securities and Exchange Commission - CVM and the Federal Accounting Council - CFC. Copel's Financial Statements mainly consolidate electricity companies and therefore are presented in accordance with the recommendations of the specific legislation applied to concessionaires of this public service.

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The Annual Management Report and the Financial Statements were prepared by the Executive Board, submitted to the analysis of the Statutory Audit Committee, approved by the Board of Directors and the opinion of the Supervisory Board, and were considered ready to be submitted to the shareholders.

In addition, Copel's Financial Statements were audited and obtained a favorable opinion from the Company's independent auditors, Deloitte Touche Tohmatsu Auditores Independentes Ltda.

The Statutory Audit Committee's analysis, the Supervisory Board's opinion and the Independent Auditor's report are attached to the Financial Statements.

In order to deliberate on this item, we hereby inform you that the following documents have been made available to shareholders at the Company's headquarters and on the website (ri.copel.com): i. Management Report; ii. Financial Statements; iii. Opinion of the Independent Auditors; iv. statement in which the Executive Board agreed a) with the final version of the 2023 Financial Statements, already taking into account the revisions made by the independent auditors, and b) with the opinion of the External Audit; and v. minutes of the meeting in which the Supervisory Board gave its opinion on the Financial Statements, accompanied by the respective opinion, for the 2023 financial year.

In relation to this matter, this proposal presents the Comments of the Managers on the Company's financial situation, in the form of item 2 of the Reference Form provided for in CVM Resolution 80/2022 (Annex III).

Voting rights

In this agenda item, shareholders holding ordinary shares have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 247th Ordinary Meeting, on February 29, 2024.

2. MANAGEMENT'S PROPOSAL FOR THE CAPITAL BUDGET FOR FISCAL YEAR 2024

Clarifications

Under the terms of article 196 of the Brazilian Corporate Law, the General Shareholders' Meeting may decide to withhold a portion of the net profit for the year in order to implement a capital budget previously approved by it, and approval may be given at the Annual General Shareholders' Meeting which decides on the financial statements for the previous year.

Accordingly, the Company's management proposes that the Meeting approve the capital budget for the 2024 fiscal year, in the total amount of R$6,132,189,866.00 (six billion, one hundred and thirty-two million, one hundred and eighty-nine thousand, eight hundred and sixty-six reais), to be

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used to (i) ensure the Company's investment program and (ii) pay the grant bonus for the renewal of the concession for Foz do Areia, Segredo and Salto Caxias power plants. Among other sources, the capital budget provides for the retention of a portion of the net profit for the year in the amount of R$1,133,371,312.21 (one billion, one hundred and thirty-three million, three hundred and seventy-one thousand, three hundred and twelve reais and twenty-one cents) as part of the resources for implementing the capital budget. A copy of the capital budget is part of Annex IV to this proposal.

Voting rights

In this agenda item, shareholders holding ordinary shares have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 247th Ordinary Meeting, on February 29, 2024.

3. MANAGEMENT'S PROPOSAL FOR THE ALLOCATION OF NET PROFIT FOR 2023 AND DISTRIBUTION OF DIVIDENDS

Clarifications

The allocation of net profit consists of determining the portions of net income that will be appropriated to profit reserves, whether legal or statutory, or that will be distributed as dividends.

Under the terms of article 196 of Law 6.404/1976, the General Meeting may decide to retain part of the net profit for the year to implement a capital budget previously approved by it, and approval may be given by the ordinary general meeting that decides on the financial statements for the previous year.

The proposal, therefore, consists of allocating the profit for the year ending December 31, 2023.

Of the net profit for the year 2023, calculated in accordance with corporate legislation, in the amount of R$2,258,811,025.50 (two billion, two hundred and fifty-eight million, eight hundred and eleven thousand, twenty-five reais and fifty cents), the Executive Board proposes the following allocations:

a) R$112,940,551.28 (one hundred and twelve million, nine hundred and forty thousand, five hundred and fifty-one reais and twenty-eight cents), equivalent to 5% of net profit, for the constitution of the legal reserve, as established in article 193 of Law 6,404/1976, and in article 86, paragraph 2, item II, of the Bylaws;

b) R$32,552,297.22 (thirty-two million, five hundred and fifty-two thousand, two hundred and ninety-seven reais and twenty-two cents) is added to adjusted net income due to the realization of the equity valuation reserve, resulting from the effects of applying deemed cost in the initial adoption of Technical Pronouncement CPC 27 for fixed assets;

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c) R$913,840,073.51 (nine hundred and thirteen million, eight hundred and forty thousand, seventy-three reais and fifty-one cents) already resolved at the 242nd Board of Directors' Meeting of September 20, 2023, which approved, in accordance with the Bylaws and the Dividend Policy, the distribution of the proceeds in the form of Interest on Equity - JCP, imputed to the mandatory dividend;

d) R$131,211,385.72 (one hundred and thirty-one million, two hundred and eleven thousand, three hundred and eighty-five reais and seventy-two cents) for payment of the proposed additional dividend, as established in article 17, item VII, of the Bylaws and in the Dividend Policy, as well as in compliance with the rules established by CVM Resolution no. 143, of June 15, 2022, and by Technical Interpretation ICPC 08 (R), which deals with accounting for the proposed payment of dividends; and

e) R$1,133,371,312.21 (one billion, one hundred and thirty-three million, three hundred and seventy-one thousand, three hundred and twelve reais and twenty-one cents) for the constitution of the profit retention reserve, the purpose of which is to ensure the Company's investment program, in accordance with the capital budget proposal established in article 196 of Law 6,404/1976.

In addition to the gross amount of JCP distributed based on the net profit as at June 30, 2023, the 242nd Ordinary Meeting of the Board of Directors, held on September 20, 2023, also decided on the distribution of JCP in the gross amount of R$44,159,926.49 (forty-four million, one hundred and fifty-nine thousand, nine hundred and twenty-six reais and forty-nine cents), based on the reserve for retained earnings from previous years not capitalized, with payment to be made on June 28, 2024.

PARTICIPATION REFERRING TO INTEGRATION BETWEEN CAPITAL AND LABOR AND INCENTIVE TO PRODUCTIVITY: Federal Law No. 10.101, of December 19, 2000, regulates the participation of workers in the company's profits, as an instrument of integration between capital and labor and as an incentive to productivity, under the terms of article 7, item XI, of the Constitution of the Republic. In compliance with the aforementioned legislation, the Executive Board proposes the distribution, as Profit Sharing, of the amount of R$107,442,109.71 (one hundred and seven million, four hundred and forty-two thousand, one hundred and nine reais and seventy-one cents), to be paid to employees by the Parent Company and the Wholly-owned Subsidiaries. This estimated participation is accrued in the financial statements for 2023, specifically under "personnel expenses", in accordance with item 26.2 of CVM/SNC/SEP Circular Letter No. 1 of February 14, 2007.

The financial statements for 2023 reflect the effects of the accounting records of the allocations specified above, based on the assumption of their approval by the 69th Ordinary General Meeting, as established in paragraph 3 of article 176 of Law 6,404/1976.

Distribution of dividends

According to the Company's Dividend Policy, the calculation of regular dividends is based on the Financial Leverage Ratio defined at the end of each fiscal year. If the ratio is below 1.5, the dividend is 65% of adjusted net income; if the ratio is between 1.5 and 2.7, the dividend is 50% of adjusted net income; and if the ratio is above 2.7, the dividend is 25% of adjusted net income (mandatory minimum).

These amounts, except for the minimum mandatory dividend, will be limited to the amount of available cash flow for the same fiscal year, equivalent to the cash generated by operating activities, less the net cash used by investment activities. Management may also propose extraordinary dividends, limited to the balance of the Company's distributable profit reserves, subject to deliberation and approval by the Board of Directors, after hearing the Supervisory Board.

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In 2023, the Financial Leverage Ratio was 1.94, so the proposed regular dividend is 50% of the adjusted net profit, totaling R$1,089,211.72 (one billion, eighty-nine million, two hundred and eleven thousand, three hundred and eighty-five reais, seventy-two cents). 385.72 (one billion, eighty-nine million, two hundred and eleven thousand, three hundred and eighty-five reais and seventy-two cents), of which R$958,000,000.00 (nine hundred and fifty-eight million reais) was already approved at the 242nd Ordinary Meeting of the Board of Directors, on September 20, 2023. The supplement, of R$131,211,385.72 (one hundred and thirty-one million, two hundred and eleven thousand, three hundred and eighty-five reais and seventy-two cents), is being proposed for resolution at the Annual General Meeting, as well as the ratification of the amount already approved at the 242nd Ordinary Meeting of the Board of Directors.

	Interim Interest on Equity (R$)	Interim Interest on Equity (R$)	Intermediate Interest on Equity (R$)	Dividends (R$)
Payment date	Nov. 30, 2023	June 28, 2024	June 28, 2024	June 28, 2024
Total gross value	456,920,036.75	456,920,036.75	44,159,926.49	131,211,385.72
Value per ordinary share - ON	0.14500531	0.1450053100	0.0140143100	0.0415409200
Value per class "A" preferred share - PNA	0.15950586	0.1595058600	0.0154157600	0.1459221500
Value per class "B" preferred share - PNB	0.15950586	0.1595058600	0.0154157600	0.0456950500
Value per UNIT (*)	0.78302875	0.7830287500	0.0756773500	-
Record date	Sep. 29, 2023	Sep. 29, 2023	Sep. 29, 2023	Apr. 22, 2023
Ex-dividend date	Oct. 02, 2023	Oct. 02, 2023	Oct. 02, 2023	Apr. 23, 2023

* The Units Program was discontinued on December 26, 2023.

In order to deliberate on this item, supplementary information is made available to shareholders under the terms of CVM Resolution no. 80/2022, Annex A (Annex IV).

Voting rights

In this agenda item, shareholders holding ordinary shares have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 247th Ordinary Meeting, on February 29, 2024.

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4. ESTABLISHMENT OF THE COMPENSATION OF DIRECTORS, OFFICERS, MEMBERS OF THE SUPERVISORY BOARD AND MEMBERS OF STATUTORY COMMITTEES FOR FISCAL YEAR 2024

Clarifications

The General Meeting, in accordance with article 152 of Federal Law 6,404/1976, defines the annual remuneration of Copel's Directors, Officers, Audit Board Members and members of Statutory Committees.

The Management proposes to the General Meeting the approval of an amount for the remuneration of Copel's senior managers, which includes the revision of the fixed portion and the short-term variable portion, as well as the adoption of a long-term incentive - ILP, the latter comprising the Restricted Shares and Performance-based Restricted Shares Granting Plan, which was approved by the 210th EGM.

With the transformation of Copel into a corporation, it is necessary to improve the remuneration practices of members of the Company's statutory bodies.

Until August 11, 2023, when Copel's privatization process was concluded through a capital increase operation with the consequent reduction of the state's stake (capitalization or follow-on), the remuneration policy for the company's and its subsidiaries' managers was established solely by the state body responsible for supervising public and state-owned companies, the State Companies Control Council - CCEE, with mandatory guidelines for all entities. This was because, until then, the company was a state corporation and faced various restrictions in defining the remuneration practices of its executives.

With the follow-on, Copel became a publicly-held company with dispersed capital and no controlling shareholder (corporation), which brought unprecedented challenges to management linked to its organizational transformation, with the aim of leveraging the possibilities of appreciation resulting from its new structure as a private company.

In this context, it became apparent that the management remuneration practices that were in place at the time of privatization were out of line with market trends in the new structure that the company now had and were not suited to the company's challenges in managing its human capital, which requires solid strategies for incentives, attracting and retaining high-performance talent, as well as promoting the creation of sustainable, long-term value for Copel, its shareholders and other stakeholders.

Currently, Copel's remuneration practices have the following characteristics:

❖	Equal remuneration for all executive offices regardless of the characteristics or size of each area;
❖	Positions for 5 (five) years without readjustment, partially recomposed in December 2023 (at the 209th EGM it was possible to partially recompose inflation for the period, equivalent to 50% of the total in the period);
❖	Misalignment in relation to the best practices of private competitors in the same segment and size;
❖	Remuneration decisions linked to the public administration (State Companies Control Council - CCEE);
❖	Short-term incentives - ICP implemented intermittently in recent years; and
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❖	Inexistence of Long-Term Incentives with practices that do not contemplate the creation of value for the Company in the long term.

In this way, we sought to improve the remuneration structure with the objectives of: (i) aligning the interests of executives and key positions with Copel's long-term strategic goals, promoting a direct connection between the remuneration strategy and the Company's sustainable success; (ii) linking a significant portion of remuneration to the generation of value for the Company; (iii) stimulating an organizational culture of meritocracy and high performance in the Company, recognizing exceptional results and encouraging continuous excellence; and (iv) retaining and attracting talent, offering a competitive remuneration package, aligned with Copel's strategy and purpose, which recognizes, rewards and encourages the creation of value for the Company.

In view of this, under the guidance of the People Committee and the Board of Directors, Korn Ferry was hired to review the remuneration strategy for the statutory bodies. Korn Ferry is a specialized consultancy firm with a recognized technical approach that has been implemented in large companies of a similar size and activity to Copel.

Thus, under the guidance of the consultancy, Copel's internal technical areas and with the appreciation of the People Committee and the approval of the Board of Directors, the work began with a general look at the business challenges, unfolding to the analysis of the organizational structure, the evaluation and weighting of positions according to proprietary methodology. In addition, it went through the process of evaluating market research with companies in the sector, related sectors and the same size as Copel and benchmark studies with companies inside and outside the energy sector, including companies that have undergone or are undergoing similar transformational processes.

After all the studies, the Board of Directors proposed and approved, following analysis by the People Committee, the new structure design and remuneration strategy for the company's managers.

The remuneration model provides for the payment of fixed and variable portions (Short-Term Incentives or Incentivos de Curto Prazo - ICP and Long-Term Incentives or Incentivos de Longo Prazo - ILP), as well as direct and indirect benefits, which are granted according to the market positioning of the position and performance, and may have different components according to specifics related to experience, participation in advisory committees, among other characteristics.

Generally speaking, remuneration is structured as follows: (i) fixed portion, which includes the monthly fee; (ii) benefits, which are classified as direct and indirect and include social security, health insurance and representation allowance; and (iii) variable portion - ICP and ILP (short and long term).

It should be noted that the Short-Term and Long-Term Incentives will only be effectively paid out if the performance indicator is achieved and requirements defined in the specific Plan and Programs are met.

Further information on the Directors' annual remuneration is available in item 8 of the Reference Form set out in Annex C to CVM Resolution 80/2022, as set out in the Annex V to this Proposal.

Management’s Proposal

For 2024, in compliance with CVM Resolution 81/2022, we inform you that the proposed annual overall limit is up to R$60,151,452.27 (sixty million, one hundred and fifty-one thousand, four hundred and fifty-two reais and twenty-seven cents), including a review of fees, the provision of short- and long-term incentives (ICP and ILP), including those linked to performance targets for members of the Executive Board and adaptation to market practices for members of the Boards and Statutory Committees, this amount being the overall limit for the remuneration of Officers, Directors, members of the Supervisory Board and members of Statutory Committees, to be individualized by the Board of Directors.

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The proposed overall amount covers the period from January 1 to December 31, 2024. It should be clarified that the proposed overall amount already takes into account the amounts to be borne by the Company as a result of the Restricted Shares and Performance-based Restricted Shares Granting Plan and does not include taxes and contributions that are the employer's burden.

Annex V also provides comparisons of the remuneration proposal presented here, the proposal presented for the 2023 financial year, the amounts reported in the Reference Form and the amounts achieved in the 2023 financial year.

Voting rights

In this agenda item, shareholders holding ordinary shares have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approvals

This matter was considered by the Board of Directors at its 248th Ordinary Meeting on March 20, 2024.

5. ELECTION OF MEMBERS OF THE SUPERVISORY BOARD

Clarifications

The Company has a permanent Supervisory Board, acting as a collegiate body and individually, with the powers and duties set out in Federal Law 6.404/1976 and other applicable legal provisions. Considering the update of the Company's Bylaws, effective as of August 11, 2023, the Supervisory Board will be made up of three (3) members and an equal number of alternates, elected at the General Meeting with a unified term of office of one (1) year, as of the date of their election, with re-election permitted. The main duties of the Board are to supervise the actions of management, examine and give an opinion on the Financial Statements and report its conclusions to the Company's shareholders.

According to Federal Law no. 6,404/1976 (Brazilian Corporate Law): i. 02 (two) full members and their respective alternates shall be elected by holders of ordinary shares; and ii. 01 (one) full member and his respective alternate shall be elected separately by holders of preferred shares.

All members of the Supervisory Board, in order to take up their positions, must sign a declaration that they are not guilty of any of the crimes provided for by law that prevent them from exercising commercial activity, likewise signing the Term of Office and the Terms of Adhesion to the Policies for Disclosure of Relevant Information and Preservation of Confidentiality and for Trading in Securities Issued by Copel, established by CVM Resolution 44/2021, by which they undertake to comply with the rules contained therein.

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Sitting and alternate members - ordinary shareholders

Pursuant to CVM Resolution no. 81/2022, the shareholders nominated for election/re-election the following members of the Supervisory Board for the 2024/2025 term of office:

Sitting Members

•      DEMETRIUS NICHELE MACEI - Nominated by the shareholder Paraná State Government

•      FRANCISCO OLINTO VELO SCHMITT - Nominated by the shareholder Radar Gestora de Recursos Ltda.

Respective alternates

•      JOSÉ PAULO DA SILVA FILHO - Nominated by the shareholder Paraná State Government

•      KUNO DIETMAR FRANK - Nominated by the shareholder Radar Gestora de Recursos Ltda.

The compliance of the nominees was verified by the Company through integrity due diligence (background check).

According to Annex II to this Proposal, the information on the candidates for election to Copel's Supervisory Board is available under the terms of items 7.3 to 7.6 of the Reference Form provided for in Annex C of CVM Resolution no. 80/2022.

As the law does not establish the obligation to submit proposals of names for election in advance, shareholders may indicate, at the General Meeting, their candidates during the consideration of the matter.

Any request for inclusion of candidates in the Distance Voting Bulletin of the AGM must be submitted to the Company by March 28, 2024 by means of a written request sent to the Investor Relations Officer, to the electronic address acionistas@copel.com, as provided for in CVM Resolution no. 81/2022, observing the requirements provided for in the same instruction.

Sitting and alternate members - preferred shareholders

As the law does not establish the obligation to submit proposals of names for election in advance, shareholders may indicate, at the General Meeting, their candidates during the consideration of the matter.

Any request for inclusion of candidates in the Distance Voting Bulletin of the AGM must be submitted to the Company by March 28, 2024 by means of a written request sent to the Investor Relations Officer, to the electronic address acionistas@copel.com, as provided for in CVM Resolution no. 81/2022, observing the requirements provided for in the same instruction.

To date, we have received no indication of a preferred shareholder.

Compliance

Nominees must prove that they meet the requirements and are not prohibited from holding the position, in accordance with the applicable legislation, as well as the additional requirements set out in NPC 0315 - Nomination Policy and NAC 030311 - Standard for Appointing Members of Statutory Bodies, by filling in the Registration Form.

For this purpose, the following documents will be required at the time of the candidacy, including those who qualify on the day of the Meeting:

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EDUCATIONAL BACKGROUND

•	Copy of higher education degree certificate (both sides);
•	Copy of post-graduate degree certificate (both sides), if applicable; and
•	Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•	Document of appointment and removal from office if any;
•	Declaration of office or employment, if applicable;
•	Copy of employment record book (with current position), if applicable;
•	Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and
•	Other documents that provide proof of professional experience.

OTHER
•	Copy of identity card, containing picture, and copy of the general registry (RG), tax-payer registry (CPF) numbers and of the Voter's Registration Card;
•	Proof or address with name of appointee and current address, no more than 90 (ninety) days old;
•	Registration Form duly filled and signed by appointee.

The compliance of the nominee will be verified by the Company through an integrity diligence (background check).

Voting rights

In this agenda item, shareholders holding ordinary shares and shareholders holding preferred shares have the right to vote. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Additional information

All the information and documents referred to in this Proposal and provided for in articles 10 to 13 of CVM Resolution 81/2022 are available to shareholders on its website (ri.copel.com) and on the website of the Brazilian Securities and Exchange Commission - CVM (gov.br/cvm), and were also included in the Annexes to this Proposal.

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Companhia Paranaense de Energia

ANEXO I

PLANO DE REMUNERAÇÃO BASEADO EM AÇÕES (ANEXO B À RCVM 81)

1.Fornecer cópia do plano proposto

Cópia do Plano de Outorga(s) de Ações Restritas e de Ações Restritas por Desempenho (Performance Shares) ("Plano") submetida à deliberação da Assembleia segue o presente como Documento 1.

2. Informar as principais características do plano proposto, identificando:

a. Potenciais beneficiários

São elegíveis como participantes do Plano membros do Conselho de Administração da Copel e Diretores estatutários, diretores não estatutários e empregados em posições gerencial e de liderança e/ou em outras posições-chave na Copel ou nas sociedades controladas, diretas e indiretas, da Copel ("Pessoas Elegíveis").

Serão participantes do Plano aqueles selecionados pelo Conselho de Administração dentre as Pessoas Elegíveis que celebrarem contrato de outorga com a Companhia ("Participantes").

O Plano prevê a possibilidade de outorga de duas modalidades de ações restritas, que darão aos beneficiários direito ao recebimento de ações ordinárias de emissão da Copel: (a) Ações Restritas, sujeitas a período de carência e de restrição, além dos demais termos e condições previstos no Plano e nos Programas e Contratos de Outorgas aplicáveis; e (b) de Ações de Performance, sujeitas a período de carência e de restrição, metas de desempenho e aos demais termos e condições previstos no Plano e nos Programas e Contratos de Outorgas aplicáveis.

Aos Participantes que sejam membros do Conselho de Administração da Copel não será permitida a outorga de Ações de Performance, sendo somente admitida a outorga de incentivos consubstanciados em Ações Restritas.

b. Número máximo de opções a serem outorgadas

O Plano não contempla a outorga de opções.

c. Número máximo de ações abrangidas pelo plano

No âmbito do Plano, poderão ser entregues aos Participantes (i) Ações Restritas em número correspondente a até 0,2% do capital social total da Companhia, e (ii) Ações de Performance em número correspondente a até 0,8% do capital social total da Companhia ("Limites do Plano").

Os Limites do Plano serão considerados em bases totalmente diluídas, computando-se nesse cálculo todas as Ações Restritas ou Ações de Performance, conforme o caso, já outorgadas nos termos do Plano, liquidadas ou não, exceto aquelas que tenham sido extintas ou canceladas sem terem sido liquidadas, por qualquer motivo, e que voltarão a ficar disponíveis para novas outorgas no âmbito do Plano. Se qualquer Ação Restrita ou Ação de Performance, conforme o caso, for extinta ou cancelada sem ter sido liquidada em efetiva entrega ao Participante, por qualquer motivo, a(s) Ação(ões) de referência a tal Ação Restrita ou Ação de Performance, conforme o caso, tornar-se-á(ão) novamente disponível(is) para futuras outorgas no âmbito do Plano.

COPEL
Companhia Paranaense de Energia

Para fins de determinação do número total de Ações Restritas ou Ações de Performance, conforme o caso, abrangidas nos Limites do Plano, serão considerados os critérios aplicáveis para determinação do preço de referência de cada Ação Restrita ou Ação de Performance, conforme o caso, na forma definida pelo Conselho de Administração em cada Programa.

d. Condições de aquisição

Os Participantes selecionados pelo Conselho de Administração participarão do Plano a partir da assinatura do respectivo Contrato de Outorga com a Companhia.

O Participante somente adquirirá os direitos relativos às Ações Restritas e/ou Ações de Performance depois de verificadas todas as condições previstas neste Plano, nos Programas e Contratos específicos.

Os direitos dos Participantes em relação às Ações Restritas e/ou Ações de Performance somente serão plenamente adquiridos se os Participantes permanecerem continuamente vinculados à Copel ou às controladas da Copel, conforme o caso, no período compreendido entre a data de outorga e o final do correspondente período de carência, observadas as regras referentes ao desligamento dos Participantes.

A aquisição dos direitos relativos às Ações Restritas ocorrerá após o transcurso de 2 (dois) anos contados da data da outorga, exceto se de outra forma estabelecido pelo Conselho de Administração. O Conselho de Administração não poderá estabelecer prazo de carência inferior a 2 (dois) anos contados da data da outorga a Participantes que sejam membros do Conselho de Administração da Copel.

Em razão do processo de transição da Companhia para estrutura de corporação (companhia aberta com capital disperso e sem acionista controlador), com o objetivo de reter os atuais profissionais que fizeram parte do processo de transformação, o plano prevê que, para a primeira outorga, aos Conselheiros de Administração que ocupem ou venham a ocupar cargo no prazo de gestão que esteja em curso na data da aprovação do Plano, prazo menor poderá ser estabelecido, desde que o referido prazo de carência seja ao menos igual ao período remanescente do mandato em curso.

A aquisição dos direitos relativos às Ações de Performance ocorrerá após o transcurso de 3 (três) anos contados da data da outorga, podendo o Conselho de Administração, em caráter excepcional, estabelecer prazo maior.

A aquisição dos direitos relativos às Ações de Performance também estará sujeitas às metas de performance relevantes para o negócio, determinadas pelo Conselho de Administração, alinhado ao desempenho da Companhia e dentro dos limites do apetite a riscos, que poderão ser determinadas com base nos seguintes elementos: (i) TSR Absoluto; e/ou (ii) valorização das ações da Companhia; e/ou (iii) proventos declarados e distribuídos pela Companhia; e/ou (iv) métricas de desempenho do Participante; e/ou (v) métricas de desempenho da Companhia e suas áreas; e/ou (vi) métricas de desempenho no âmbito do setor de atuação da Companhia.

Ainda, o Participante somente adquirirá os direitos relativos às Ações de Performance caso seja verificada a valorização mínima da ação, correspondente ao valor final da ação, apurado na data do transcurso do prazo de carência, igual ou superior (i) ao valor inicial da ação correspondente a R$ 8,25 (oito reais e vinte e cinco centavos) acrescido (ii) da variação positiva do IPCA mais 5% ao ano entre 11.08.23 e a data final do transcurso do prazo de carência.

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A definição do preço de referência de cada Ação de Performance no valor de R$ 8,25 (oito reais e vinte e cinco centavos), corresponde ao preço por ação aplicado no âmbito da oferta pública de distribuição primária e secundária de ações ordinárias de emissão da Companhia aprovada em 26.07.2023 e concluída em 11.08.23 e que resultou na transformação da Companhia em sociedade anônima de capital disperso e sem acionista controlador.

O Conselho de Administração poderá subordinar a aquisição de direitos relacionados às Ações Restritas e/ou Ações de Performance a determinadas condições, bem como impor período de restrição à negociação (*lock-up*) e outras restrições e condições à transferência das ações adquiridas pelo Participante no âmbito do Plano e, ainda, estabelecer opções de recompra e/ou direitos de preferência para a aquisição das ações atribuídas aos Participantes.

No caso das Ações Restritas, os Participantes que sejam membros do Conselho de Administração estarão sujeitos a prazo de restrição à negociação (*lock-up*) das ações de **no mínimo 2 (dois) anos** a contar da efetiva entrega das ações.

e. Critérios pormenorizados para fixação do preço de exercício

As ações que venham a ser adquiridas pelos Participantes do Plano são atribuídas aos Participantes sem custo ou contraprestação financeira. Caso, ao término do período de carência, a Companhia não possua em tesouraria número suficiente de ações de emissão da Companhia para transferir as ações aos Participantes, o Conselho de Administração poderá, a seu exclusivo critério, emitir ações, dentro do limite do capital autorizado, observada a legislação aplicável. Nesse caso, o preço de subscrição será estabelecido pelo Conselho de Administração, a seu critério, podendo estabelecer baixo valor, para fins de atendimento aos requisitos aplicáveis ao aumento de capital, incluindo para lotes de ações, de forma a preservar, da melhor forma possível, o equilíbrio econômico ao Participante e a natureza gratuita da outorga prevista no Plano.

O preço de referência de cada Ação Restrita será determinado pelo Conselho de Administração, a cada outorga, com base na média ponderada por volume da cotação da ação ordinária de emissão da Companhia negociada em até 90 (noventa) pregões que antecedem a data final de transcurso do prazo de carência ou a data da outorga.

O preço de referência de cada Ação de Performance será determinado pelo Conselho de Administração, a cada outorga, e será equivalente ao valor de R$ 8,25 (oito reais e vinte e cinco centavos), correspondente ao preço por ação aplicado no âmbito da oferta pública de distribuição primária e secundária de ações ordinárias de emissão da Companhia aprovada em 26.07.2023 e concluída em 11.08.23 e que resultou na transformação da Companhia em sociedade anônima de capital disperso e sem acionista controlador, corrigido com base na variação acumulada mensal do IPCA mais 5% ao ano desde 11.08.23 até a data da outorga ou a data final de transcurso do prazo de carência.

f. Critérios para fixação do prazo de exercício

As Ações Restritas estarão sujeitas a prazo de carência de 2 (dois) anos contados da data da outorga, exceto se de outra forma estabelecido pelo Conselho de Administração. O Conselho de Administração não poderá estabelecer prazo de carência inferior a 2 (dois) anos contados da data da outorga a Participantes que sejam membros do Conselho de Administração da Copel.

Em razão do processo de transição da Companhia para estrutura de corporação (companhia aberta com capital disperso e sem acionista controlador), com o objetivo de reter os atuais profissionais que fizeram parte do processo de transformação, o plano prevê que, para a primeira

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outorga, aos Conselheiros de Administração que ocupem ou venham a ocupar cargo no prazo de gestão que esteja em curso na data da aprovação do Plano, prazo menor poderá ser estabelecido, desde que o referido prazo de carência seja ao menos igual ao período remanescente do mandato em curso.

As Ações de Performance estarão sujeitas a prazo de carência de 3 (três) anos contados da data da outorga, podendo o Conselho de Administração, em caráter excepcional, estabelecer prazo maior.

g. Forma de liquidação de opções

Não aplicável.

h. Critérios e eventos que, quando verificados, ocasionarão a suspensão, alteração ou extinção do plano

O Plano tem prazo de vigência de 3 anos, podendo ser extinto ou cancelado, a qualquer tempo, por decisão da Assembleia Geral ou, ainda, suspenso pelo Conselho de Administração, independentemente do consentimento dos Participantes, sem prejuízo dos Contratos de Outorga em vigor existentes.

Em caso de operações de reorganização societária, tais como, mas não limitadas a, incorporação, fusão, cisão e incorporação de ações, caberá ao Conselho de Administração, a seu exclusivo critério, determinar, no âmbito da estrutura societária resultante, a substituição das Ações Restritas e/ou Ações de Performance existentes por novo incentivo, ou a realização de ajustes nos Programas existentes, de forma a manter o equilíbrio das relações entre as partes.

3. Justificar o plano proposto, explicando:

a. Os principais objetivos do plano

O presente Plano de Outorga(s) de Ações Restritas e/ou Ações de Performance da Companhia estabelece regras e diretrizes gerais para outorga aos Participantes de Ações, observados os termos, condições e requisitos aqui estabelecidos, e tem por objetivos: (i) alinhar o interesse dos executivos e posições-chave aos objetivos estratégicos de longo prazo da Copel, promovendo uma conexão direta entre a estratégia de remuneração e o sucesso sustentável da Companhia; (ii) vincular uma parcela significativa da remuneração à geração de valor para a Companhia; (iii) estimular uma cultura organizacional de meritocracia e alta performance na Companhia, reconhecendo resultados excepcionais e incentivando a excelência contínua; e (iv) reter e atrair talentos, oferecendo um pacote de remuneração competitivo, alinhado à estratégia e ao propósito da Copel, que reconhece, recompensa e incentiva a criação de valor para a Companhia.

b. A forma como o plano contribui para esses objetivos

Ao possibilitar que os Participantes adquiram ações de emissão da Companhia, o Plano promove o alinhamento da remuneração dos Administradores e posições-chave, aos objetivos de longo prazo da Companhia, ou seja, cria um incentivo para que os administradores e posições-chave se comprometam com o sucesso de longo prazo da Copel e com o aumento do retorno ao acionista.

c. Como o plano se insere na política de remuneração da companhia

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O Plano é um componente integral da estrutura de incentivos variáveis de longo prazo (ILP), complementando os demais componentes da remuneração dos administradores da Companhia (remuneração fixa e variável de curto prazo). O Plano desempenha papel fundamental para o alinhamento de interesses dos participantes com os objetivos estratégicos e a criação de valor a longo prazo para a Companhia, bem como para incentivar a cultura de meritocracia e a atração e retenção de talentos.

d. Como o plano alinha os interesses dos beneficiários e da companhia a curto, médio e longo prazo

Com o Plano, a Copel irá inserir na política de remuneração dos administradores e posições-chave o pilar de incentivo de longo prazo (ILP) de forma a atrelar parte da sua remuneração aos objetivos de longo prazo da organização, bem como vincular essa parcela à geração de valor da Companhia. Esse pilar também serve como uma ferramenta para atrair e reter talentos, essenciais para promover a continuidade e a sustentabilidade, a longo prazo, dos seus negócios.

Com essa inclusão, a composição da remuneração dos administradores passa a estar alinhada aos objetivos de curto, médio e longo prazo da Companhia. Nesse sentido, com base nas metas e indicadores estabelecidos nos programas, no âmbito do Plano, a administração da Companhia possui ferramentas para alinhar os potenciais ganhos dos Participantes tanto ao desempenho de curto de prazo, quanto ao atingimento de indicadores e resultados de médio e longo prazo.

Ressalta-se que a aquisição dos direitos relativos às Ações de Performance estará sujeitas às metas de performance relevantes para o negócio, determinadas pelo Conselho de Administração, alinhado ao desempenho da Companhia e dentro dos limites do apetite a riscos, que poderão ser determinadas com base nos seguintes elementos: (i) TSR Absoluto; e/ou (ii) valorização das ações da Companhia; e/ou (iii) proventos declarados e distribuídos pela Companhia; e/ou (iv) métricas de desempenho do Participante; e/ou (v) métricas de desempenho da Companhia e suas áreas; e/ou (vi) métricas de desempenho no âmbito do setor de atuação da Companhia.

Outrossim, o plano contribuirá ainda para o alinhamento de expectativas de administradores e acionistas, na medida em que gera valor ao negócio e possibilita retribuições aos administradores que são responsáveis pelas ações relevantes e tomadas de decisões assertivas ao sucesso da empresa.

O desenvolvimento contínuo das práticas de gestão de capital humano, de forma alinhada a estratégia da Companhia, contribui para a sustentabilidade do dos negócios da Copel e promove a excelência na prestação de serviços aos nossos clientes.

4. Estimar as despesas da companhia decorrentes do plano, conforme as regras contábeis que tratam desse assunto

A Companhia estima que as despesas decorrentes do Plano deverão representar R$ 129.328.509,60 (cento e vinte e nove milhões, trezentos e vinte e oito mil, quinhentos e nove reais e sessenta centavos) ao longo da vigência do Plano.

Esclarece-se que o montante acima representa apenas estimativa com base nas premissas descritas e poderá apresentar variações a depender da cotação e preço da ação e outras variantes previstas no Plano.

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Companhia Paranaense de Energia

Documento 1

CÓPIA DO PLANO DE OUTORGA(S) DE AÇÕES RESTRITAS E DE AÇÕES RESTRITAS POR DESEMPENHO (PERFORMANCE SHARES)

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ 76.483.817/0001-20
NIRE 41300036535 | Registro CVM 1431-1
B3 (CPLE3, CPLE5, CPLE6)
NYSE (ELP, ELPC)
LATIBEX (XCOP, XCOPO)

PLANO DE OUTORGA(S) DE AÇÕES RESTRITAS E DE AÇÕES RESTRITAS POR DESEMPENHO (PERFORMANCE SHARES)

O Presente Plano de Outorga(s) de Ações Restritas e de Ações Restritas por Desempenho (*Performance Shares*) (o "Plano") é regido pelas disposições abaixo e pela legislação aplicável.

1. DEFINIÇÕES

1.1. Quando utilizadas neste Plano com iniciais em maiúscula, as expressões abaixo terão os significados a seguir descritos, salvo se expressamente previsto em contrário:

"Ação" ou "Ações" significa as ações ordinárias, nominativas, escriturais e sem valor nominal de emissão da Companhia e negociadas na B3 sob o código (*ticker*) CPLE3;

"Ação Restrita" significa as Ações outorgadas aos Participantes sujeitas aos Períodos de Carência e demais restrições previstas neste Plano e nos respectivos Programas e Contrato de Outorga. Exceto se de outra forma estabelecido nos Programas ou Contrato de Outorga aplicável, cada 1 (uma) Ação Restrita, sujeitas às restrições previstas no presente Plano, Programas e no respectivo Contrato de Outorga, dará direito ao Participante de receber 1 (uma) Ação, sujeito a eventuais ajustes e/ou alterações que sejam determinados pelo Conselho de Administração, ou aplicáveis nos termos deste Plano e do respectivo Programa e Contrato de Outorga;

"Ação de Performance" significa as Ações outorgadas aos Participantes que sejam Diretores ou Empregados Elegíveis e sujeitas aos Períodos de Carência e às Metas de Desempenho, além das demais restrições previstas neste Plano e nos respectivos Programas e Contrato de Outorga. O número de Ações a que cada 1 (uma) Ação de Performance dará direito será determinado de acordo com as métricas e metas determinados nos respectivos Programas e Contratos de Outorga, sujeito a eventuais ajustes e/ou alterações que sejam determinados pelo Conselho de Administração, ou aplicáveis nos termos deste Plano e do respectivo Programa e Contrato de Outorga;

"Companhia" ou "Copel" significa a Companhia Paranaense de Energia – Copel;

"Conselho de Administração" significa o Conselho de Administração da Copel;

"Conselheiro de Administração" significa os membros do Conselho de Administração da Copel;

"Controladas" significa as sociedades controladas, diretas e indiretas, da Copel;

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"Data de Outorga" significa a data da celebração do Contrato de Outorga, salvo se de outra forma expressamente previsto no Programa ou no Contrato de Outorga aplicável;

"Diretores" significa os Diretores Estatutários e os Diretores Não Estatutários em conjunto;

"Diretores Estatutários" significa os diretores estatutários da Copel e das Controladas;

"Diretores Não Estatutários" significa os diretores não estatutários da Copel e das Controladas;

"Empregados Elegíveis" significa os empregados em posições gerencial e de liderança e/ou em outras posições-chave na Companhia ou nas Controladas;

"IPCA" significa o Índice de Preços ao Consumidor Amplo, apurado e divulgado pelo Instituto Brasileiro de Geografia e Estatística (IBGE), ou outro índice que venha a substituí-lo

"Limites do Plano" significam o Limite do Plano – Ações Restritas e o Limite do Plano – Ações de Performance;

"Metas de Desempenho" significa as metas relacionadas a desempenho e definidas pelo Conselho de Administração de forma a estabelecer critérios para a aquisição do direito às Ações de Performance, que poderão ser determinadas com base nos seguintes elementos, considerados a critério do Conselho de Administração: (i) TSR Absoluto; e/ou (ii) valorização das ações da Companhia; e/ou (iii) proventos declarados e distribuídos pela Companhia; e/ou (iv) métricas de desempenho do Participante; e/ou (v) métricas de desempenho da Companhia e suas áreas; /ou (vi) métricas de desempenho no âmbito do setor de atuação da Companhia.

"Participante(s)" significa as Pessoas Elegíveis que forem selecionadas pelo Conselho de Administração para participarem deste Plano e que celebrarem Contrato de Outorga com a Companhia;

"Período de Carência" significa o período que deverá transcorrer para que as Ações Restritas e/ou as Ações de Performance, conforme o caso, sejam consideradas aptas a serem transferidas ao Participante;

"Período de Restrição" significa o período no qual as Ações adquiridas em decorrência das Ações Restritas e/ou das Ações de Performance, conforme o caso, não poderão ser negociadas, alienadas, vendidas, permutadas, doadas, alugadas ou de qualquer outra forma transferida, bem como não poderão ser objeto de gravames ou outro ato de disposição, pelo Participante (*lock up*);

"Pessoas Elegíveis" significa os Conselheiros de Administração, Diretores e Empregados Elegíveis, que poderão se tornar participantes do Plano, quando selecionados pelo Conselho de Administração, observados os limites e diretrizes estabelecidos neste Plano para as outorgas;

"Programa(s)" significa os programas de outorga de Ações Restritas e/ou de Ações de Performance que poderão ser criados, aprovados, alterados e/ou cancelados pelo Conselho de Administração, observando-se os limites, termos e condições deste Plano;

"TSR Absoluto" significa o retorno proporcionado ao acionista (*total shareholder return*), a ser calculado com base na valorização das ações e proventos distribuídos pela Companhia;

"Valorização Mínima da Ação" significa valorização da ação que tenha como valor final da Ação,

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apurado na data do transcurso do Prazo de Carência, igual ou superior (i) ao valor inicial da ação correspondente a R$ 8,25 (oito reais e vinte e cinco centavos) acrescido (ii) da variação positiva do IPCA mais 5% ao ano entre 11.08.23 e a data final do transcurso do Prazo de Carência.

1.2. Os demais termos em maiúsculas terão a definição conforme indicado nas respectivas cláusulas deste Plano.

2. OBJETIVOS DO PLANO

2.1. O presente Plano de Outorga(s) de Ações Restritas e/ou Ações de Performance da Companhia estabelece regras e diretrizes gerais para outorga aos Participantes de Ações, observados os termos, condições e requisitos aqui estabelecidos, e tem por objetivos: (i) alinhar a remuneração da administração e posições-chave da Companhia aos objetivos de longo prazo da Copel; (ii) atrelar parcela da remuneração à geração de valor da Companhia; (iii) fomentar cultura de meritocracia e alta performance na Companhia; e (iv) reter e atrair talentos que agreguem valor à Companhia.

3. PARTICIPANTES

3.1. Caberá ao Conselho de Administração selecionar, dentre as Pessoas Elegíveis, aqueles Participantes do Plano e aos quais serão outorgadas Ações Restritas e/ou Ações de Performance, conforme o caso.

3.1.1. Os Participantes que sejam Conselheiros de Administração somente serão elegíveis às outorgas de Ações Restritas, observados os termos e condições estabelecidos neste Plano e nos Programas e Contrato de Outorga aplicáveis.

3.1.2. Os Participantes que sejam Diretores e Empregados Elegíveis serão elegíveis a outorgas tanto de Ações Restritas como de Ações de Performance, observados os termos e condições estabelecidos neste Plano e nos Programas e Contrato de Outorga aplicáveis.

3.2. O Conselho de Administração poderá indicar novos Participantes para participar de Programas em curso, para os quais determinará os termos e condições aplicáveis à outorga, bem como realizar novas outorgas a Participantes que já sejam beneficiários de determinado Programa. A indicação do Participante para determinado Programa não implica, necessariamente, em sua indicação como Participante em qualquer outro Programa.

4. ADMINISTRAÇÃO DO PLANO

4.1. A administração do Plano caberá ao Conselho de Administração, assessorado pelo Comitê de Gente, as competências para a administração, monitoramento e execução do Plano ou dos Programas, sempre observados os limites, diretrizes, termos e condições estabelecidos neste Plano.

4.2. Observadas as regras gerais estabelecidas neste Plano e as diretrizes determinadas pela Assembleia Geral da Companhia, o Conselho de Administração terá poderes para tomar todas as medidas necessárias e adequadas para a administração do Plano, incluindo:

(i) aprovar, periodicamente, a criação de Programas e estabelecer seus termos e condições, bem como cancelar ou suspender tais Programas, desde que preservados os direitos dos Participantes;

(ii) autorizar a outorga de Ações Restritas e/ou Ações de Performance, estabelecendo

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todas as condições da outorga para a aquisição do direito às Ações Restritas e/ou Ações de Performance, incluindo Períodos de Carência, Períodos de Restrição, Metas de Performance e termos ou condições para a entrega das Ações Restritas e/ou Ações de Performance, bem como a revisão de tais condições, quando aplicável;

(iii) autorizar a aquisição das próprias ações, bem como a alienação de ações mantidas em tesouraria da Companhia, para satisfazer as outorgas das Ações Restritas e/ou Ações de Performance, observadas as normas pertinentes, bem como, se for o caso, autorizar a emissão de novas ações dentro do limite do capital autorizado;

(iv) autorizar a celebração dos Contratos de Outorga entre a Companhia e cada um dos Participantes, observadas as determinações do Plano e do Programa aplicável;

(v) criar e aplicar normas gerais relativas à outorga de Ações Restritas e/ou Ações de Performance, nos termos do Plano, e dirimir quaisquer dúvidas de interpretação ou omissões do Plano e dos Programas;

(vi) definir, alterar ou modificar as Metas de Desempenho quando entender conveniente para evitar distorções decorrentes de eventos posteriores;

(vii) decidir sobre todas e quaisquer providências relativas à administração do Plano, detalhamento e aplicação das normas gerais ora estabelecidas;

(viii) alterar as condições relacionadas às outorgas e/ou às Ações Restritas e/ou Ações de Performance já outorgadas; e

(ix) analisar e decidir casos omissos ou excepcionais decorrentes de, ou relacionados com, este Plano.

4.3. Em sua atuação, o Conselho de Administração estará sujeito apenas aos limites estabelecidos em lei, na regulamentação aplicável e no Plano. O Conselho de Administração poderá tratar de maneira diferenciada os Participantes que se encontrem em situação similar, não estando obrigado, por qualquer regra de isonomia ou analogia, a estender a todos as condições que entenda aplicável apenas a algum ou alguns.

4.4. As deliberações do Conselho de Administração têm força vinculante para a Companhia e para os Participantes relativamente a todas as matérias relacionadas ao Plano.

5. CONDIÇÕES COMUNS À OUTORGA DE AÇÕES RESTRITAS E AÇÕES DE PERFORMANCE

5.1. Periodicamente e quanto entender conveniente, o Conselho de Administração poderá aprovar a outorga de Ações Restritas e/ou Ações de Performance, elegendo os Participantes em favor dos quais serão outorgadas as Ações Restritas e/ou de Ações de Performance, observadas as diretrizes deste Plano.

5.2. A outorga será formalizada e somente será efetivada mediante a celebração de instrumento participar de outorga de Ações Restritas e/ou Ações de Performance entre a o Participante e a Companhia ("Contrato de Outorga"), o qual estabelecerá os termos e condições aplicáveis à outorga.

5.2.1. Sem prejuízo do estabelecido neste Plano, o Conselho de Administração poderá subordinar a aquisição de direitos relacionados às Ações Restritas e/ou Ações de

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Performance a determinadas condições, bem como impor restrições e condições à transferência das Ações adquiridas pelo Participante no âmbito deste Plano e, ainda, estabelecer opções de recompra e/ou direitos de preferência para a aquisição das Ações atribuídas aos Participantes.

5.3. O Participante não terá, até a data de efetiva transferência da titularidade das Ações decorrente das Ações Restritas e/ou Ações de Performance, quaisquer direitos ou privilégios de acionista da Companhia. A transferência das Ações decorrentes das Ações Restritas e/ou Ações de Performance para o Participante somente se dará com o atendimento das condições e prazos previstos neste Plano, nos Programas e nos Contratos de Outorga aplicáveis, de modo que a concessão do direito ao recebimento das Ações Restritas e/ou Ações de Performance em si não garante ao Participante quaisquer direitos sobre as Ações Restritas e/ou Ações de Performance nem mesmo representa a garantia do recebimento das Ações Restritas e/ou Ações de Performance ou das Ações delas decorrentes.

6. CONDIÇÕES COMUNS PARA O RECEBIMENTO E TRANSFERÊNCIA DE AÇÕES

6.1. Formalizado o Contrato de Outorga com a Companhia, o Participante somente adquirirá os direitos relativos às Ações Restritas e/ou Ações de Performance depois de verificadas todas as condições previstas neste Plano, nos Programas e Contrato de Outorga específicos.

6.2. Sem prejuízo dos demais termos e condições estabelecidos neste Plano e nos Programas e Contratos de Outorga aplicáveis, os direitos dos Participantes em relação às Ações Restritas e/ou Ações de Performance somente serão plenamente adquiridos se os Participantes permanecerem continuamente vinculados à Companhia ou às Controladas, conforme o caso, no período compreendido entre a Data de Outorga e o final do correspondente Período de Carência, observadas as regras referentes ao Desligamento dos participantes.

6.3. O número de Ações a que o Participante efetivamente fará jus após decorrido o Período de Carência dependerá dos fatores e métricas determinados nos respectivos Programas e Contratos de Outorga para a determinação ou ajuste do número de Ações Restritas e/ou Ações de Performance outorgadas.

6.4. Satisfeitas as condições estabelecidas neste Plano, nos Programas e Contrato de Outorga aplicável, desde que observados os requisitos legais e regulamentares pertinentes, após o transcurso do Período de Carência, a Companhia procederá a transferência ao Participante da quantidade de Ações correspondente às Ações Restritas e/ou Ações de Performance a que o Participante faça jus, sem qualquer custo para o Participante, observados os ajustes previstos neste Plano, nos Programas e Contrato de Outorga.

6.4.1. Com o propósito de satisfazer a outorga de Ações Restritas e/ou Ações de Performance nos termos deste Plano, a Companhia, sujeita à lei e regulamentação aplicáveis, transferirá ações mantidas em tesouraria por meio de operação privada, sem custo para o Participante, respeitadas eventuais períodos de restrição em vigor que possam proibir e/ou requerer a postergação da efetiva transferência das Ações.

6.4.2. Caso, ao término do respectivo Período de Carência, a Companhia não possua em tesouraria número suficiente de ações de emissão da Companhia para transferir as Ações aos Participantes, o Conselho de Administração poderá, a seu exclusivo critério, emitir ações, dentro do limite do capital autorizado, observada a legislação aplicável. Nesse caso, o preço de subscrição será estabelecido pelo Conselho de Administração, a seu critério, podendo estabelecer baixo valor, para fins de atendimento dos requisitos para aumento de capital, incluindo para lotes de ações, de forma a preservar, da melhor forma possível, o

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equilíbrio econômico ao Participante e a natureza gratuita da outorga prevista neste Plano.

6.4.3. Nos termos do Programa ou Contrato de Outorga aplicáveis, o Conselho de Administração poderá estabelecer, alternativamente à entrega e transferência de parcela ou da totalidade das Ações correspondentes às Ações Restritas e/ou Ações de Performance, o pagamento de determinado montante em moeda corrente nacional.

6.5. As Ações efetivamente adquiridas nos termos do Plano manterão todos os direitos pertinentes à sua espécie e classe, ressalvada eventual disposição em contrário estabelecida pelo Conselho de Administração, ou prevista nos Programas ou Contrato de Outorga aplicável.

6.6. Sem prejuízo de outras hipóteses que venham a ser estabelecidas pelo Conselho de Administração, ou que sejam determinados nos Programas e Contratos de Outorga, o direito ao recebimento efetivo das Ações Restritas e/ou Ações de Performance no âmbito deste Plano extinguir-se-á automaticamente e sem qualquer direito a indenização, cessando todos os seus efeitos de pleno direito, nos seguintes casos, exceto se de outra forma estabelecido pelo Conselho de Administração: (i) se a Companhia for dissolvida, liquidada ou tiver sua falência decretada; ou (ii) mediante o distrato do Contrato de Outorga; ou (iii) nas hipóteses de Desligamento previstas neste Plano.

7. AÇÕES RESTRITAS

7.1. *Limite Ações Restritas*. No âmbito do Plano, poderão ser entregues aos Participantes Ações Restritas em número correspondente a até 0,2% do capital social total da Companhia ("Limite do Plano – Ações Restritas").

7.1.1. Respeitado o Limite do Plano – Ações Restritas, poderá ser delimitado, em cada Programa, o número máximo de Ações Restritas a serem concedidas no âmbito de referido Programa.

7.1.2. A distribuição das Ações Restritas entre os Participantes será decidida pelo Conselho de Administração. Não haverá, na distribuição das Ações Restritas qualquer obrigação do Conselho de Administração de realizá-la de maneira igual, seja por equidade ou equiparação, sendo livre a referida distribuição e a quantidade de Ações Restritas atribuídas a cada Participante, de acordo com o critério exclusivo do Conselho de Administração, observadas as demais limitações constantes deste Plano e do respectivo Programa e Contrato de Outorga.

7.2. *Preço de Referência das Ações Restritas*. Será determinado pelo Conselho de Administração, a cada outorga, o preço para fins de referência de cada Ação Restrita, definido com base na média ponderada por volume da cotação da Ação negociada em até 90 (noventa) pregões que antecedem a data final de transcurso do Prazo de Carência ou a Data da Outorga.

7.3. *Outorga das Ações Restritas*. Periodicamente e quanto entender conveniente, o Conselho de Administração poderá aprovar a outorga de Ações Restritas, elegendo os Participantes em favor dos quais serão outorgadas as Ações Restritas. O Conselho de Administração estabelecerá os termos e condições das outorgas e da aquisição dos direitos relacionados às Ações Restritas, incluindo a quantidade de Ações Restritas a ser outorgada a cada Participante, Prazos de Carência, Período de Restrição e outras condições que entenda pertinentes.

7.3.1. O Conselho de Administração poderá estabelecer, no âmbito dos Programas ou Contratos de Outorga, critérios e condições de ajustes ao número de Ações Restritas outorgadas ao Participantes, para reduzir ou acrescer as Ações Restritas a que o

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Participante poderá receber relacionados às eventuais declarações de dividendos, juros de capital próprio e outros proventos às Ações da Companhia ocorridos nos Períodos de Carência.

7.3.2. Sem prejuízo do quanto estabelecido neste Plano, o Conselho de Administração poderá subordinar a aquisição de direitos relacionados às Ações Restritas a determinadas condições, bem como impor Período de Restrição e outras restrições e condições à transferência das Ações adquiridas pelo Participante no âmbito deste Plano e, ainda, estabelecer opções de recompra e/ou direitos de preferência para a aquisição das Ações atribuídas aos Participantes.

7.4. *Condições de Aquisição*. O Participante somente adquirirá os direitos relativos às Ações Restritas depois de verificadas todas as condições previstas neste Plano, nos Programas e Contratos específicos.

7.5. *Prazo de Carência*. A aquisição dos direitos relativos às Ações Restritas ocorrerá após o transcurso de 2 (dois) anos contados da Data da Outorga, observados os termos e condições previstos neste Plano e nos Programas e Contrato de Outorga aplicável, exceto se de outra forma estabelecido pelo Conselho de Administração, ressalvado o previsto no item 7.5.1 abaixo.

7.5.1. O Conselho de Administração não poderá estabelecer Prazo de Carência inferior a 2 (dois) anos contados da Data da Outorga a Participantes que sejam Conselheiros de Administração, exceto para primeira outorga realizada após a entrada em vigor deste Plano, para Conselheiros de Administração que ocupem ou venham a ocupar cargo no prazo de gestão que esteja em curso na data da aprovação deste Plano, hipótese em que prazo menor poderá ser estabelecido, desde que o referido Prazo de Carência seja ao menos igual ao período remanescente do mandato em curso.

7.6. *Período de Restrição*. A totalidade ou parcela das Ações adquiridas pelo Participante a partir das Ações Restritas estará sujeita a Período de Restrição a contar da entrega das Ações, conforme definido pelo Conselho de Administração.

7.6.1. O Conselho de Administração não poderá estabelecer Período de Restrição inferior a 2 (dois) anos a Participantes que sejam Conselheiros de Administração.

7.6.2. Para fins de esclarecimento, durante o Período de Restrição, o Participante fará jus aos proventos (dividendos, juros sobre capital próprio, bonificações) correspondentes às Ações, bem como poderá exercer direitos políticos da Ação, sem qualquer restrição.

8. AÇÕES DE PERFORMANCE

8.1. *Limite Ações de Performance*. No âmbito do Plano, poderão ser entregues aos Participantes Ações de Performance em número correspondente a até 0,8% do capital social total da Companhia ("Limite do Plano – Ações de Performance").

8.2. *Preço de Referência das Ações de Performance*. Será determinado pelo Conselho de Administração, a cada outorga, o preço para fins de referência de cada Ação de Performance, que será equivalente ao valor de R$ 8,25 (oito reais e vinte e cinco centavos) por cada Ação de Performance, correspondente ao preço por ação aplicado no âmbito da oferta pública de distribuição primária e secundária de ações ordinárias de emissão da Companhia aprovada em 26.07.2023 e concluída em 11.08.23 e que resultou na transformação da Companhia em sociedade anônima de capital disperso e sem acionista controlador, corrigido com base na variação acumulada mensal do IPCA mais 5% ao ano desde 11.08.23 até a Data da Outorga ou a data final de transcurso do Prazo

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de Carência.

8.3. *Outorga das Ações de Performance*. Periodicamente e quanto entender conveniente, o Conselho de Administração poderá aprovar a outorga de Ações de Performance, elegendo os Participantes em favor dos quais serão outorgadas as Ações de Performance. O Conselho de Administração estabelecerá os termos e condições das outorgas e da aquisição dos direitos relacionados às Ações de Performance, incluindo os critérios para a determinação da quantidade de Ações de Performance a que cada Participante fará jus, Prazos de Carência, Metas de Desempenho, Período de Restrição, e outras restrições e condições à transferência das ações adquiridas pelo Participante no âmbito do Plano e, ainda, estabelecer opções de recompra e/ou direitos de preferência para a aquisição das Ações atribuídas aos Participantes, além de outras condições que entenda pertinentes.

8.3.1. O Conselho de Administração poderá estabelecer os critérios para determinação e ajuste do número de Ações de Performance com base em Meta(s) de Desempenho estabelecidas nos termos do Programa ou Contrato de Outorga aplicável.

8.4. *Condições de Aquisição*. O Participante somente adquirirá os direitos relativos às Ações de performance depois de verificadas todas as condições previstas neste Plano, nos Programas e Contratos específicos.

8.5. *Desempenho Mínimo*. Sem prejuízo do previsto neste Plano e de outros critérios e metas que sejam determinados pelo Conselho de Administração, o Participante somente adquirirá os direitos relativos às Ações de Performance caso seja verificada a Valorização Mínima da Ação.

8.6. *Prazo de Carência*. A aquisição dos direitos relativos às Ações de Performance ocorrerá após o transcurso de 3 (três) anos contados da Data da Outorga, observados os termos e condições previstos neste Plano e nos Programas e Contrato de Outorga aplicável, podendo o Conselho de Administração, em caráter excepcional, estabelecer prazo maior .

8.7. *Período de Restrição*. A totalidade ou parcela das Ações adquiridas pelo Participante em decorrência das Ações de Performance poderá estar sujeita a Período de Restrição, conforme seja definido pelo Conselho de Administração.

9. PROGRAMAS

9.1. Periodicamente, o Conselho de Administração poderá criar Programas que terão condições específicas quanto aos Participantes e respectivas outorgas de Ações Restritas e/ou Ações de Performance, observadas as diretrizes gerais estabelecidas neste Plano.

9.2. O Conselho de Administração poderá agregar novos Participantes aos Programas em curso, determinando o número de Ações Restritas e/ou Ações de Performance a que o Participante terá direito, bem como aprovar novas outorgas a Participantes que já sejam beneficiários do Programa.

9.3. Respeitados os Limites do Plano, vários Programas poderão ser criados e administrados simultaneamente.

10. DESLIGAMENTO DO PARTICIPANTE

10.1. Exceto se de outra forma determinado pelo Conselho de Administração, ou estabelecido no Programa ou Contrato de Outorga aplicável, em caso de término da relação jurídica existente entre o Participante e a Companhia ou sociedade por ela controlada, por qualquer motivo

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("Desligamento"), as seguintes regras deverão ser observadas:

10.1.1. Se o Desligamento ocorrer por iniciativa do Participante, por qualquer motivo, incluindo pedido de demissão ou renúncia de sua posição ou cargo, ou se o Desligamento ocorrer por decisão da Copel ou das Controladas por justa causa ou violação dos deveres e atribuições de seu cargo, todas as Ações Restritas e/ou Ações de Performance existentes na data do Desligamento estarão automaticamente extintas, de pleno direito, independentemente de qualquer aviso ou notificação, e sem direito a qualquer indenização.

10.1.2. No caso de o Desligamento ocorrer por iniciativa da Copel ou de suas Controladas sem justa causa, ou sem violação dos deveres e atribuições de seu cargo de administrador, por encerramento de seu mandato sem que haja reeleição, ou, ainda, por aposentadoria, o Participantes terá direito à parcela das Ações Restritas e/ou Ações de Performance proporcional ao Período de Carência transcorrido até a data do Desligamento, sendo que as demais Ações Restritas e/ou Ações de Performance estarão automaticamente extintas, de pleno direito, independentemente de qualquer aviso ou notificação, e sem direito a qualquer indenização. Nesse caso serão mantidos vigentes os demais termos e condições aplicáveis com relação à parcela proporcional das Ações Restritas e/ou Ações de Performance, de modo que a determinação do número de Ações e a efetivação da transferência das Ações permanecerá na forma e data prevista originalmente, desde que observados os demais termos e condições pertinentes aplicáveis ao Participante.

10.1.3. No caso de Desligamento por falecimento ou a invalidez permanente do Participante, serão considerados antecipados os Períodos de Carência e o Participante (ou seus herdeiros ou sucessores legais) fará jus à totalidade das Ações Restritas e/ou Ações de Performance outorgadas, sendo mantidos vigentes os demais termos e condições aplicáveis com relação às Ações Restritas e/ou Ações de Performance, de modo que a determinação do número de Ações e o prazo para a efetivação da transferência das Ações permanecerá na forma e data prevista originalmente, desde que observados os demais termos e condições pertinentes aplicáveis.

10.2. Não obstante o previsto no item 10.1 acima, o Conselho de Administração, a seu exclusivo critério e sempre que julgar adequado aos interesses da Companhia, poderá estabelecer novos critérios e regras a serem aplicados no caso de Desligamento, assim como estabelecer tratamento diferenciado a cada Participante no caso de Desligamento.

11. TRIBUTAÇÃO

11.1. A Companhia está autorizada a proceder à retenção de quaisquer tributos, taxas, contribuições e encargos incidentes sobre as outorgas realizadas no âmbito do Plano, cuja responsabilidade ou ônus seja atribuído ao Participante pela legislação em vigor, podendo operacionalizar eventuais retenções incidentes sobre as Ações Restritas mediante a redução do número total de Ações a ser entregue, de forma proporcional ao impacto relativo ao tributo, taxa, contribuição e encargo.

12. VIGÊNCIA DO PLANO

12.1. Este Plano entrará em vigor com sua aprovação pela Assembleia Geral da Companhia, e permanecerá vigente pelo prazo de 3 anos, podendo ser extinto ou cancelado, a qualquer tempo, por decisão da Assembleia Geral ou, ainda, suspenso pelo Conselho de Administração, independentemente do consentimento dos Participantes, sem prejuízo dos Contratos de Outorga em vigor existentes.

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13. DISPOSIÇÕES GERAIS

13.1. Os Limites do Plano serão considerados em bases totalmente diluídas, computando-se nesse cálculo todas as Ações Restritas ou Ações de Performance, conforme o caso, já outorgadas nos termos do Plano, liquidadas ou não, exceto aquelas que tenham sido extintas ou canceladas sem terem sido liquidadas, por qualquer motivo, e que voltarão a ficar disponíveis para novas outorgas no âmbito do Plano. Se qualquer Ação Restrita ou Ação de Performance, conforme o caso, for extinta ou cancelada sem ter sido liquidada em efetiva entrega ao Participante, por qualquer motivo, a(s) Ação(ões) de referência a tal Ação Restrita ou Ação de Performance, conforme o caso, tornar-se-á(ão) novamente disponível(is) para futuras outorgas no âmbito do Plano.

13.2. Para fins de determinação do número total de Ações Restritas ou Ações de Performance, conforme o caso, abrangidas nos Limites do Plano, serão considerados os critérios aplicáveis para determinação do preço de referência de cada Ação Restrita ou Ação de Performance, conforme o caso, na forma definida pelo Conselho de Administração em cada Programa.

13.3. A outorga de Ações e Ações Restritas no âmbito do Plano não implica qualquer impedimento ou restrição à Companhia ou suas controladas de se envolverem em operações de reorganização societária, tais como, mas não limitadas a, incorporação, fusão, cisão e incorporação de ações, cabendo ao Conselho de Administração, a seu exclusivo critério, determinar, no âmbito da estrutura societária resultante, a substituição das Ações Restritas e/ou Ações de Performance existentes por novo incentivo, ou a realização de ajustes nos Programas existentes, de forma a manter o equilíbrio das relações entre as partes.

13.4. Nos casos de alteração do número, espécie e classe de ações de emissão Companhia como resultado de alterações no capital, bonificações, desdobramentos, grupamentos, conversão de ações ou conversão em ações de outros valores mobiliários emitidos pela Companhia, caberá ao Conselho de Administração avaliar e determinar os ajustes necessários aos Programas e Contratos de Outorga já instituídos, de modo a evitar distorções e prejuízos à Companhia ou aos Participantes.

13.5. O direito às Ações Restritas e/ou Ações de Performance outorgado nos termos deste Plano são pessoais e intransferíveis, não podendo o Participante ceder, transferir, empenhar ou de qualquer modo alienar a quaisquer terceiros o referido direito, exceto nos casos expressamente previstos neste Plano ou conforme venha a ser autorizado pelo Conselho de Administração.

13.6. Nenhuma disposição deste Plano poderá ser interpretada como constituição de direitos dos Participantes além daqueles inerentes às Ações Restritas e/ou Ações de Performance, e nenhuma disposição do Plano, dos Programas ou dos Contratos de Outorga conferirá a qualquer Participante o direito de permanecer vinculado à Companhia ou suas Controladas, nem interferirá, de qualquer modo, no direito da Companhia ou suas Controladas, a qualquer tempo e sujeito às condições legais e contratuais, de encerrar sua relação com os Participantes, incluindo por meio de rescisão de contrato de trabalho ou de vinculação, e interrupção ou destituição do mandato de administrador.

13.7. Qualquer alteração significativa no tocante à regulamentação legal das sociedades por ações, às companhias abertas, à legislação trabalhista e/ou aos efeitos fiscais de um plano de outorga(s) de ações restritas, poderá levar à revisão parcial ou integral do Plano.

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FORMULÁRIO DE REFERÊNCIA 2023

7.5. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a. administradores do emissor

b. (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor

c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor

d. (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

Não há existência de relação conjugal, união estável ou grau de parentesco até o segundo grau entre:

- **administradores do emissor**
- **administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor**
- **administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor**
- **administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor**

2.1. Os diretores devem comentar sobre

a) condições financeiras e patrimoniais gerais

A Cia Paranaense de Energia ("Copel" ou "Companhia") foi criada em 26 de outubro de 1954, e desde então desenvolveu sua atuação com tecnologia de alta qualidade nas áreas de geração, transmissão, comercialização e distribuição de energia, além de gás natural.

A Companhia opera um abrangente e eficaz sistema de energia elétrica, contando com parque gerador próprio de usinas, linhas de transmissão, subestações, linhas e redes elétricas do sistema de distribuição, que integra todas as cidades do Estado do Paraná.

Na visão dos diretores da Companhia, o ano de 2023 marcou o início de uma nova era na história da Copel. As ações ordinárias valorizaram 43%, enquanto as preferenciais cresceram 36%, alçando a Companhia a um valor de mercado de R$ 29,8 bilhões. Ao longo do ano foi conduzida a transformação da empresa em uma corporação de capital disperso e sem acionista controlador ("*True Corporation*"). Concluída em agosto, marcou o maior follow-on e a segunda maior oferta do setor de *utilities* no ocidente em 2023, movimentando R$ 5,2 bilhões. Destes, R$ 3,2 bilhões referem-se à oferta secundária relativa as ações da Companhia então detidas pelo Estado do Paraná e R$ 2,0 bilhões à oferta primária, montante destinado ao pagamento do bônus de outorga para a renovação integral das concessões das três maiores usinas hidrelétricas da Copel (Foz do Areia, Salto Segredo e Salto Caxias), que juntas somam 4,2 GW de capacidade instalada (aproximadamente 60% da capacidade total da Companhia).

Esta conquista vai além da renovação dessas fundamentais concessões. Na condição de corporação, com natureza jurídica privada, a Copel ganha melhores condições para atuar no ambiente competitivo e desafiador do setor elétrico, com ganhos de eficiência e a possibilidade real de alavancar as condições de investimento. Unimos os 69 anos de história de contribuição da Copel ao setor elétrico nacional a um futuro mais competitivo, sustentável e inovador, contribuindo para o desenvolvimento do Paraná e do Brasil.

O êxito do processo de transformação em corporação esteve alinhado às demais operações da empresa. Alcançamos um EBITDA ajustado de R$ 5,8 bilhões e um lucro líquido de R$ 2,3 bilhões, um crescimento de 102% em relação ao ano anterior.

Realizamos em 2023 o maior investimento da história da Copel Distribuição S.A., subsidiária integral da Companhia ("Copel Distribuição"), com aplicação de R$ 2,0 bilhões para modernização, ampliação e automação da infraestrutura elétrica do Paraná. Assim, alcançamos ao final do ano uma eficiência histórica, com o EBITDA ajustado superando em 28% o EBITDA regulatório.

Em um ano desafiador diante de um cenário de constantes preços baixos de energia, a Copel Geração e Transmissão S.A., outra subsidiária integral da Companhia ("Copel GeT"), conseguiu realizar a marca de R$ 3,5 bilhões de EBITDA ajustado nas suas operações em continuidade. Já a Copel Comercialização S.A. ("Copel Mercado Livre"), subsidiária integral da Companhia, pelo terceiro ano consecutivo, figurou entre as maiores comercializadoras do país em volume de energia. Tendo o desafio de gerir a energia descontratada da Copel GeT e diante de mais uma etapa da ampliação do mercado livre iniciada em 2024, reestruturamos a nossa comercializadora e investimos em digitalização e eficiência, integrando e centralizando o planejamento energético da Copel.

Focados na nossa pauta sustentável, concluímos a aquisição dos Complexos Eólicos Aventura e Santa Rosa & Mundo Novo, com 260,4 MW de capacidade instalada, e estamos prestes a concluir o desinvestimento na Usina Elétrica a Gás de Araucária ("UEGA") e consolidar um parque gerador praticamente 100% renovável. E, em linha com a estratégia de concentrar nossa atuação no setor elétrico, seguimos com o processo de alienação de nossa participação societária na Companhia Paranaense de Gás ("Compagas").

Expandindo as fronteiras da inovação, criamos um fundo de Corporate Venture Capital com a possibilidade de investir R$ 150,0 milhões ao longo de 10 anos. Já fizemos os primeiros aportes por meio de investimento na Move, uma *start-up* que atua com mobilidade elétrica e oferece soluções de gerenciamento de carregadores elétricos.

O constante foco no resultado e na nossa capacidade de realização conduziu a Copel ao selo Morgan Stanley Capital Index (MSCI), um importante índice de referência mundial para investidores institucionais. Também seguimos pela 18ª vez no ranking de sustentabilidade empresarial (ISE) e no Índice de Carbono Eficiente (ICO2), ambos da B3.

Para finalizar, reforçamos que em 2024 seguiremos em jornada de excelência operacional, na disciplina da alocação de capital e execução do nosso plano estratégico. Acreditamos que a atuação integrada da Copel, com presença relevante nos segmentos de Geração, Transmissão, Distribuição e Comercialização de energia elétrica, é um dos nossos grandes diferenciais competitivos e permitirá à Companhia continuar gerando valor para todos seus stakeholders.

Tudo isso representa, às vésperas da celebração dos 70 anos da Companhia, algumas das marcas perenes da atuação da Copel desde o seu princípio: a inovação, a sustentabilidade, a solidez e o compromisso permanente com o cliente.

As informações financeiras contidas nos itens 2.1 a 2.11 deste Formulário de Referência devem ser lidas em conjunto com as demonstrações financeiras individuais e consolidadas da Companhia auditadas para o exercício social encerrado em 31 de dezembro de 2023 e suas notas explicativas.

As tabelas a seguir apresentam as principais informações financeiras patrimoniais da Companhia para o exercício encerrado em 31 de dezembro de 2023, em comparação com o exercício social encerrado em 31 de dezembro de 2022:

Dados da Demonstração de Resultado (em R$ mil)	31.12.2023	Reapresentado 31.12.2022
Receitas operacionais	21.479.468	20.535.341
Custo de vendas e serviços	(16.581.428)	(15.605.584)
Lucro bruto	4.898.040	4.929.757
Receitas/despesas operacionais	(1.203.326)	(1.980.985)
Lucro antes de resultados financeiros e impostos	3.694.714	2.948.772
Resultados financeiros	(1.204.990)	(2.005.884)
Lucro antes de imposto de renda e contribuição social	2.489.724	942.888
Imposto de renda e contribuição social sobre o lucro	(354.057)	281.099
Lucro líquido proveniente de operações em continuidade	2.135.667	1.223.987
Lucro líquido proveniente de operações descontinuadas	191.501	(74.666)
Lucro líquido do exercício	2.327.168	1.149.321

Dados do Balanço Patrimonial (em R$ mil)	31.12.2023	31.12.2022
Ativo circulante	13.715.730	9.327.249
Ativo não circulante	42.103.344	40.376.451
Ativo imobilizado (líquido)	10.825.421	10.069.468
Ativo total	55.819.074	49.703.700
Empréstimos, financiamentos e debêntures (curto prazo)	1.901.629	1.625.185
Passivo circulante	9.309.433	7.156.597
Empréstimos, financiamentos e debêntures (longo prazo)	13.060.694	10.829.033
Passivo não circulante	22.317.974	21.415.878
Patrimônio líquido	24.191.667	21.131.225
Atribuível aos acionistas controladores	23.886.153	20.817.364
Atribuível a participações não controladoras	305.514	313.861
Capital social	12.821.758	10.800.000

A tabela abaixo demonstra o percentual de imobilização do Patrimônio Líquido da Companhia, indicador que demonstra quanto do Patrimônio Líquido está aplicado no Ativo (Investimentos, Imobilizado, Intangível e Direito de uso de ativos)

Em R$ mil	31.12.2023	31.12.2022
Ativo Permanente	25.759.907	23.934.306
Patrimônio Líquido	24.191.667	21.131.225
	106%	**113%**

A Companhia financia a liquidez e necessidades de capital principalmente com recursos propiciados por operações e mediante financiamento externo, visando a ampliação e a modernização dos negócios ligados a geração, transmissão, comercialização e distribuição de energia.

A tabela abaixo apresenta o índice de retorno sobre o Patrimônio Líquido, calculado pela divisão do lucro líquido pelo patrimônio líquido.

Em R$ mil	31.12.2023	31.12.2022
Lucro Líquido	2.327.168	1.149.321
Patrimônio Líquido	24.191.667	21.131.225
	9,6%	5,4%

O aumento do indicador apurado em 31 de dezembro de 2023 em relação ao exercício anterior se deu pelo aumento do lucro líquido da Companhia, que, por sua vez, se deu principalmente em decorrência do crescimento da receita operacional líquida), pela da redução das provisões de litígios, do aumento na reversão de *impairment* e pelo impacto da provisão para destinação de créditos de PIS e Cofins registrada em 2022 e não recorrente em 2023, compensados pela provisão do Programa de Demissão Voluntário – PDV, indenização do segundo terço de férias, aumento nas provisões por desempenho e participação nos lucros, aumento nos serviços prestados por terceiros e na depreciação e amortização decorrente de novos ativos, bem como o efeito do resultado financeiro com acréscimo em encargos da dívida e rendimento das aplicações financeiras e o reflexo nos tributos diferidos sobre o lucro.

b. estrutura de capital

Em R$ mil	31.12.2023	%	31.12.2022	%
Capital de terceiros (PC+PNC)	31.627.407	57%	28.572.475	57%
Capital próprio (PL)	24.191.667	43%	21.131.225	43%
Total	**55.819.074**	**100%**	**49.703.700**	**100%**

A administração entende que a Companhia possui uma estrutura de capital adequada à natureza dos negócios da Companhia e ao cumprimento das suas obrigações na condução de suas operações, não havendo variação nos percentuais representativos de capital de terceiros e capital próprio entre os exercícios encerrados em 31 de dezembro de 2023 e 31 de dezembro de 2022.

Considerando todas as dívidas da Copel (Passivo Circulante e Passivo Não Circulante), conforme tabela a seguir, verifica-se que o endividamento se mantém concentrado no Passivo Não Circulante, com uma pequena redução percentual em comparação com o exercício anterior:

Em R$ mil	31.12.2023	%	31.12.2022	%
Passivo Circulante	9.309.433	29%	7.156.597	25%
Passivo Não Circulante	22.317.974	71%	21.415.878	75%
Total	**31.627.407**	**100%**	**28.572.475**	**100%**

Por fim, a tabela a seguir apresenta a análise da Dívida Líquida Ajustada em relação ao Patrimônio Líquido:

Observa-se uma redução temporária do indicador até a liquidação do bônus de outorga. Os valores estão aderentes ao resultado esperado conforme planejamento do endividamento e do

Em R$ mil	31.12.2023	31.12.2022
Dívida líquida ajustada/Patrimônio Líquido	37%	45%
Patrimônio Líquido / Passivo total	43%	43%

retorno dos investimentos realizados.

De acordo com os índices apresentados, a administração entende que a situação atual da Companhia está adequada ao setor de energia, não comprometendo a capacidade de pagamento de suas dívidas.

Diante de suas diretrizes estratégicas, desde 2021 a Companhia vem expandindo seu parque gerador com a aquisição do Complexo Eólico Vilas em 2021 e dos Complexos Eólicos Aventura e Santa Rosa & Mundo Novo em 2022 e aumentou seus investimentos que passaram de R$1,8 bilhões em 2020 para R$ 2,3 bilhões em 2023, com o consequente aumento do seu endividamento para fazer frente aos desembolsos e manter os seus índices de alavancagem.

É importante ressaltar que a Companhia busca investir em projetos e, para tanto, utiliza linhas de financiamento disponíveis no mercado que façam sentido na sua estrutura de capital, especialmente no que tange à alavancagem financeira frente ao retorno dos projetos. Salienta-se que as perspectivas de financiamentos, bem como as disponibilidades de caixa, serão suficientes para atendimento ao plano de investimentos do exercício social corrente.

c. capacidade de pagamento em relação aos compromissos financeiros assumidos

A tabela a seguir apresenta a evolução da dívida e das disponibilidades e títulos nos exercícios encerrados em 31 de dezembro de 2022 (para fins comparativos) e 31 de dezembro de 2023:

Em R$ mil	**31.12.2023**	**31.12.2022**
Empréstimos e Financiamentos (Circulante e Não circulante)	5.343.217	4.650.363
Debêntures (Circulante e Não circulante)	9.619.106	7.803.855
Dívida bruta	**14.962.323**	**12.454.218**
(-) Caixa e equivalentes de caixa	(5.634.623)	(2.678.457)
(-) Títulos e valores mobiliários - garantias de contratos de dívidas	(405.342)	(290.695)
Dívida líquida ajustada	**8.922.358**	**9.485.066**

Embora o valor da dívida bruta tenha aumentado, conforme demonstrado também no item 2.5 deste Formulário de Referência, a Companhia conta com prazos alongados de pagamento, compatíveis com os investimentos realizados.

Essa condição, somada ao EBITDA da Companhia apurado para o exercício de 2023 (que é resultado, principalmente, dos investimentos realizados que agora geram retorno à Copel), indica que a Companhia possui sólido perfil de negócios, cujos importantes e rentáveis ativos de geração, transmissão e distribuição de energia contribuem para diluir riscos operacionais e regulatórios, e se beneficia de uma robusta capacidade de geração de caixa e com uma alavancagem financeira conservadora, situação corroborada pela última classificação de crédito, em seu maior grau 'AAA(bra)', atribuída pela agência Fitch Ratings.

Em R$ mil	2024	2025	2026	2027	2028	2029	Após 2029	Total
Dívida Bruta	1.901.629	3.430.226	2.447.497	1.387.637	711.069	1.199.990	3.884.275	14.962.323

A seguir está apresentada a variação do EBITDA apurado para os exercícios sociais encerrados em 2022 e 2023, sendo o seu cálculo demonstrado no item 2.5 deste Formulário de Referência.

Ebitda (R$ mil)
4.181.869
21,4%
5.076.754
Reapresentado 31.12.2022
31.12.2023

O aumento de 21,4% no Ebitda reportado no exercício social encerrado em 31 de dezembro de 2023 em relação ao exercício social encerrado em 31 de dezembro de 2022 se deu, principalmente, em função: do aumento de R$ 944.127 mil na Receita Operacional Líquida, da redução de R$ 466.074 mil em provisões de litígios, do aumento de R$ 152.319 mil na reversão de *impairment* e do impacto de R$ 810.563 mil da provisão para destinação de créditos de PIS e Cofins registrada em 2022 e não recorrente em 2023, compensados, por outro lado, pela provisão de R$ 610.057 mil do Programa de Demissão Voluntário – PDV, pela indenização de R$ 138.173 mil do segundo terço de férias, pelo aumento de R$ 134.007 mil nas provisões por desempenho e participação nos lucros, pelo aumento de R$ 241.761 mil nos serviços prestados por terceiros, pelo aumento de R$ 182.532 mil no custo de construção e pela redução de R$ 170.768 mil no resultado de equivalência patrimonial.

Observa-se que há consistência nos indicadores de liquidez da Companhia, que mensuram a capacidade de pagamento para os compromissos assumidos no curto e longo prazo, conforme a tabela abaixo:

Em R$ mil	31.12.2023	31.12.2022
Liquidez Corrente (AC/PC)	1,5	1,3
Liquidez Geral (AC + RLP) / (PC +PNC)	1,0	0,9

Além disso, o capital circulante líquido da Companhia foi positivo conforme tabela abaixo:

Em R$ mil	31.12.2023	31.12.2022
Ativo Circulante	13.715.730	9.327.249
(-) Passivo Circulante	9.309.433	7.156.597
	4.406.297	**2.170.652**

Os investimentos da Companhia são parcialmente financiados por meio de dívidas de médio e longo prazos junto a instituições financeiras e ao mercado de capitais, conforme já demonstrado acima.

O risco de liquidez da Companhia é representado pela possibilidade de insuficiência de recursos, caixa ou outro ativo financeiro, para liquidar as obrigações nas datas de pagamento previstas.

A Companhia faz a administração do risco de liquidez com um conjunto de metodologias, procedimentos e instrumentos, aplicados ao controle permanente dos processos financeiros, a fim de garantir o adequado gerenciamento dos riscos.

A Companhia monitora permanentemente o volume de recursos a serem liquidados por meio de controle do fluxo de caixa, objetivando reduzir o custo de captação, o risco de renovação dos empréstimos e a aderência à política de aplicações financeiras, mantendo um nível de caixa mínimo.

A tabela a seguir demonstra valores esperados de liquidação, não descontados, em cada faixa de tempo. As projeções foram efetuadas com base em indicadores financeiros vinculados aos respectivos instrumentos financeiros, previstos nas medianas das expectativas de mercado do Relatório Focus, do Banco Central do Brasil - Bacen, que fornece a expectativa média de analistas de mercado para tais indicadores para o ano corrente e para os próximos 3 anos. A partir de 2028, repetem-se os indicadores de 2027 até o horizonte da projeção.

Em R$ mil	Juros (a)	Menos de 1 mês	1 a 3 meses	3 meses a 1 ano	1 a 5 anos	Mais de 5 anos	Total
31.12.2023							
Empréstimos e financiamentos	NE nº 20	41.912	177.623	842.349	3.215.105	3.369.102	7.646.091
Debêntures	NE nº 21	116.823	12.567	1.885.073	7.556.981	3.819.348	13.390.792
Contas a pagar vinculadas à concessão	Tx. Retorno + IGP-M e IPCA	9.152	18.323	83.621	476.872	1.754.922	2.342.890
Fornecedores	-	1.997.850	216.264	16.393	55.066	-	2.285.573
PIS e Cofins a restituir para consumidores	NE 12.2.1	-	-	558.591	231.114	-	789.705
Pert	Selic	5.234	10.564	49.005	295.609	89.727	450.139
Parcelamento ICMS	Selic	953	1.922	8.902	34.709	-	46.486
Passivos financeiros setoriais	Selic	40.037	81.141	381.780	32.158	-	535.116
Passivo de arrendamentos	NE nº 26	1.960	3.913	14.253	57.921	319.791	397.838
		2.213.921	**522.317**	**3.839.967**	**11.955.535**	**9.352.890**	**27.884.630**

(a) Taxa de juros efetiva - média ponderada.

d. fontes de financiamento para capital de giro e para investimentos em ativos não-circulantes utilizadas

As necessidades de capital da Companhia são financiadas por meio de recursos provenientes das suas operações e mediante financiamento externo, tais como operações no mercado de capitais, como debêntures simples, debêntures incentivadas e notas promissórias; obtenção de recursos e rolagem de dívidas em contratos de financiamentos com instituições financeiras comerciais, como o Banco do Brasil S.A. ("Banco do Brasil"); e instituições financeiras de fomento, como o BNDES e o Banco do Nordeste ("BNB").

No exercício social encerrado em 31 de dezembro de 2023, as atividades operacionais da Companhia foram a principal fonte de recursos.

Para mais informações sobre os empréstimos e financiamentos da Companhia, vide item 2.1(f) deste Formulário de Referência.

e. fontes de financiamento para capital de giro e para investimentos em ativos não-circulantes que pretende utilizar para cobertura de deficiências de liquidez

As necessidades de financiamento de capital da Companhia são supridas por meio de recursos provenientes dos instrumentos já descritos, porém, caso seja identificada deficiência de liquidez nestas operações, considerando nossas premissas de captação de recursos, podermos ajustar nossas restrições ou desenvolver novas alternativas em operações bilaterais disponíveis.
Além disto, quando possível, as dívidas da Companhia poderão ser renegociadas em seus respectivos vencimentos, conforme legalmente previsto.

A Companhia poderá captar recursos financeiros por Programas de Financiamento Setorial, quando disponíveis para investimentos específicos. Da mesma forma, pode utilizar operações com benefícios legais de taxas, prazos e incentivos tributários, conforme critérios da legislação pertinente, tornando maior o interesse dos investidores e a liquidez no mercado.

Podemos acessar o mercado de capitais internacionais e aos organismos internacionais de desenvolvimento, dependendo das condições econômicas e as negociações desenvolvidas, para buscar vantajosidade ou disponibilidade financeira em relação ao mercado local.

f. **níveis de endividamento e as características de tais dívidas, descrevendo ainda:**

Os Diretores entendem que os níveis de endividamento e as características dos contratos de empréstimos e financiamentos relevantes são compatíveis com os resultados das atividades da Companhia, com a natureza de seus negócios e com a sua geração de caixa. Desta forma, a Companhia cumpre com as obrigações assumidas nesses contratos e atende aos *covenants* e demais compromissos neles previstos.

As informações prestadas nesta letra "f" podem também ser encontradas no item "20" (Empréstimos e Financiamentos) das Demonstrações Financeiras da Companhia relativas ao exercício social encerrado em 31 de dezembro de 2023.

O nível de endividamento da Copel foi de 130,82% em 31 de dezembro de 2023.
Esse índice é calculado pela divisão do passivo de curto e longo prazo pelo patrimônio líquido da Companhia.

i. **contratos de empréstimo e financiamento relevantes**

Ao longo do exercício social findo em 31 de dezembro de 2023, as principais contratações foram:

- Em 15 de junho de 2023, a Copel Distribuição realizou a 8ª emissão de debêntures não conversíveis em ações, de espécie quirografária, com garantia adicional fidejussória, em três séries, para distribuição pública no valor de R$ 1,6 bilhões, sendo R$ 400,0 milhões referente a primeira série que será paga em 1 parcela em 2024 e encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 1,45% a.a. que serão pagos semestralmente, segunda série no valor de R$ 800,0 milhões que serão pagos em 2 parcelas iguais em 2026 e 2027 e encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 2,00% a.a. que serão pagos semestralmente e terceira série no valor de R$ 400,0 milhões será paga em 1 parcela em 2028 e encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 2,25% a.a. que serão pagos semestralmente.

- Em 15 de janeiro de 2023 a Copel GeT realizou a 8ª emissão de debêntures não conversíveis em ações, de espécie quirografária, com garantia adicional fidejussória, em duas séries, para distribuição pública no valor de R$ 1,3 bilhões, sendo R$ 1.100,0 milhões referente a primeira série que serão pagas em 2 parcela iguais em 2029 e 2030 e encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 1,40% a.a. que serão pagos semestralmente, segunda série emitida na forma do artigo 2º da Lei nº 12.431, de 24.06.2011 ("Debêntures de Infraestrutura") com juros semestrais e amortização em 3 parcelas em 2033, 2034 e 2035. A segunda série será remunerada com juros correspondentes à variação do Índice Nacional de Preços ao Consumidor Amplo - IPCA, acrescidos de sobretaxa de 6,8226% a.a.
- Em 30 de janeiro de 2023 a Copel finalizou a transação para aquisição de 100% do Complexo Eólico Aventuras como parte da Estratégia da Companhia de crescimento sustentável em energia renovável. O empreendimento é formado por 4 parques eólicos com 105,0 MW de capacidade instalada, localizados no município de Touros – RN. O empreendimento possui financiamentos de longo prazo (Vencimentos até 2039) contratados junto ao BNB no montante de R$ 348,4 milhões e são remunerados com juros correspondente a variação do Índice Nacional de Preços ao Consumidor Amplo – IPCA, acrescidos de sobretaxa de 2,5707% a.a.

- Em 30 de janeiro de 2023 a Copel finalizou a transação para aquisição de 100% do Complexo Eólico SRMN como parte da Estratégia da Companhia de crescimento sustentável em energia renovável. O empreendimento é formado por 5 parques eólicos com 155,4 MW de capacidade instalada, localizados no município de São Tomé – RN. O empreendimento possui financiamentos de longo prazo (Vencimentos até 2039) contratados junto ao BNB no montante de R$ 513,0 milhões e são remunerados com juros correspondente a variação do Índice Nacional de Preços ao Consumidor Amplo – IPCA, acrescidos de sobretaxa de 2,3323% a.a.

ii. outras relações de longo prazo com instituições financeiras

- **Banco do Brasil:**

a) Contrato com a Copel GeT, assinado em 2009, no valor de R$ 169,5 milhões, com o objetivo de implementar o empreendimento UHE Mauá e seu Sistema de Transmissão Associado. O saldo em 31 de dezembro de 2023 era de R$ 49,2 milhões.

b) Cédula de Crédito Bancário no valor de R$ 750,0 milhões, emitida no âmbito de contrato firmado com a Copel Distribuidora em 29 de junho de 2022, destinado ao financiamento de capital de giro. O saldo em 31 de dezembro de 2023 era de R$ 751,1 milhões.

- **BNB:**

a) Contrato com a Jandaíra Energias Renováveis, assinado em 2021, no valor de R$ 208,7 milhões, com o objetivo de implantação do Complexo Eólico de Jandaíra. O saldo em 31 de dezembro de 2023 era de R$ 191,6 milhões.

b) Contrato com a Eólica Potiguar SPE S.A., assinado em 2021, no valor de R$ 532,5 milhões, como parte da estratégia da Companhia de crescimento sustentável em energia renovável. O empreendimento é formado por cinco parques eólicos com 186,7 MW de capacidade instalada, localizados no município de Serra do Mel (Rio Grande do Norte). O saldo em 31 de dezembro de 2023 era de R$ 524,1 milhões.

c) Contrato com a Eólica Aventura SPE S.A., assinado em 2018, no valor de R$ 348,0 milhões, com o objetivo de implantação do Complexo Eólico Aventura. O saldo em 31 de dezembro de 2023 era de R$ 324,3 milhões.

d) Contrato com a Eólica SRMN SPE S.A., assinado em 2019, no valor de R$ 513,0 milhões, com o objetivo de implantação do Complexo Eólico Santa Rosa e Mundo Novo (SRMN). O saldo em 31 de dezembro de 2023 era de R$ 466,0 milhões.

- **Centrais Elétricas Brasileiras S.A. - Eletrobras:**

a) Eletrobras - Programa Luz para Todos, 5ª tranche, no valor de R$ 17,0 milhões com recursos do Fundo de Investimento de Infraestrutura e Saneamento da Caixa Econômica Federal, firmado em 2015. O saldo em 31 de dezembro de 2023 era de R$ 5,8 milhões.

- **BNDES:**

a) Contrato com a Copel GeT, assinado em 2009, no valor de R$ 169,5 milhões, com o objetivo de implantar o empreendimento UHE Mauá e seu Sistema de Transmissão Associado. Possui saldo em 31 de dezembro de 2023 de R$ 49,2 milhões.

b) Dois contratos com a Copel GeT, assinados em 2011, no montante de R$ 44,7 milhões, com o objetivo de implementar a Linha de Transmissão Foz do Iguaçu — Cascavel Oeste e a aquisição de máquinas e equipamentos para implantação dessa linha de transmissão. Possuem saldo em 31 de dezembro de 2023 de R$ 8,0 milhões.

c) Contrato com GE Boa Vista S.A., GE Farol S.A., GE Olho Dágua S.A. e GE São Bento S.A., assinado em março de 2012, totalizando R$ 282,0 milhões destinados à construção e implantação de centrais geradoras eólicas. Possui saldo em 31 de dezembro de 2023 de R$ 136,4 milhões.

d) Contrato com a Copel GeT, assinado em 2012, no valor de R$ 73,1 milhões, para implantação da PCH Cavernoso II. Possui saldo em 31 de dezembro de 2023 de R$ 27,4 milhões.

e) Contrato com a Copel GeT, assinado em 2013, no valor de R$ 1,04 bilhão, para implantação da UHE Colíder e seu Sistema de Transmissão Associado. Possui saldo em 31 de dezembro de 2023 de R$ 551,8 milhões.

f) Contrato com a Copel GeT, assinado em 2013, no montante de R$ 8,8 milhões, para implantação da Subestação Cerquilho III. Possui saldo em 31 de dezembro de 2023 de R$ 6,2 milhões.

g) Contrato com a Costa Oeste, assinado em 2013, no montante de R$ 36,7 milhões, para implantação de Linha de Transmissão 230 kV entre a SE Cascavel Oeste e a SE Umuarama Sul e implantação da SE. Possui saldo em 31 de dezembro de 2023 de R$ 10,8 milhões.

h) Contrato com a Copel Distribuição, assinado em 2014, no montante de R$ 139,0 milhões, para preservação de negócios, melhorias, suporte operacional e investimentos gerais em expansão, consolidação de projetos e programas de Investimentos Sociais de Empresas (ISE). Possui saldo em 31 de dezembro de 2023 de R$ 4,0 milhões.

i)Contrato com a Marumbi, assinado em 2014, no montante de R$ 55,0 milhões, para implantação de Linha de Transmissão 525 kV entre a SE Curitiba e a SE Curitiba Leste e implantação da SE Curitiba. Possui saldo em 31 de dezembro de 2023 de R$ 15,2 milhões.

j)Contrato com a Santa Maria Energias Renováveis S.A, assinado em 2015, no montante de R$ 71,6 milhões para construção e implantação de centrais geradoras eólicas. Possui saldo em 31 de dezembro de 2023 de R$ 30,4 milhões.

k) Contrato com a Santa Helena Energias Renováveis S.A., assinado em 2015, no montante de R$ 83,0 milhões, para construção e implantação de centrais geradoras eólicas. Possui saldo em 31 de dezembro de 2023 de R$ 33,0 milhões.

l)Contrato com a Copel GeT, assinado em 2015, no montante de R$ 34,3 milhões, para implantação de linha de transmissão Assis - Paraguaçu Paulista II. Possui saldo em 31 de dezembro de 2023 de R$ 14,1 milhões.

m) Contrato com a Copel GeT, assinado em 2015, no montante de R$ 21,6 milhões, para implantação de linhas de transmissão Londrina - Figueira e Salto Osório - Foz do Chopim C2. Possui saldo em 31 de dezembro de 2023 de R$ 8,2 milhões.

n) Contrato com a Copel GeT, assinado em 2018, no montante de R$ 194,0 milhões, para implantação da UHE Baixo Iguaçu e sistema de transmissão associado. Possui saldo em 31 de dezembro de 2023 de R$ 148,7 milhões.

o) Contrato com a Cutia Empreendimentos Eólicos S.A., assinado em 2018, no montante de R$ 619,4 milhões, para a construção e implantação de centrais geradoras eólicas. Possui saldo em 31 de dezembro de 2023 de R$ 522,0 milhões.

p) Contrato com a Copel GeT, assinado em 2020, no montante de R$ 432,0 milhões, para implantação de: SE Andirá Leste, Linha de Transmissão Baixo Iguaçu – Realeza, SE Curitiba Centro e Linha de Transmissão Curitiba Centro – Uberaba, SE Medianeira e Linha de Transmissão Curitiba Leste – Blumenau. Possui saldo em 31 de dezembro de 2023 de R$ 392,8 milhões.

- **Emissão de debêntures e notas promissórias (incluindo as emissões realizadas ao longo de 2023, já indicadas acima):**

a) Instrumento particular de escritura da 2ª emissão de debêntures, assinado em 24 março de 2016, entre a Nova Asa Branca I, II e III, Eurus IV, Ventos de Santo Uriel e o BNDES Participações S.A., cujos recursos foram destinados à implantação dos parques eólicos. O saldo em 31 de dezembro de 2023 era de R$ 200,9 milhões.

b) Instrumento particular de escritura da 5ª emissão de debêntures, assinado em 25 de novembro de 2018 entre a Copel GeT e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados ao reembolso de gastos relacionados ao projeto de construção das Linhas de Transmissão Araraquara II - Taubaté, Assis - Londrina e Foz do Chopin. O saldo em 31 de dezembro de 2023 era de R$ 157,3 milhões.

c) Instrumento particular de escritura da 1ª emissão de debêntures, assinado em 20 de março de 2019 entre a Cutia Empreendimentos Eólicos e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados à construção e implantação dos Complexos Eólicos Cutia e Bento Miguel. O saldo em 31 de dezembro de 2023 era de R$ 349,6 milhões.

d) Instrumento particular de escritura da 6ª emissão de debêntures, assinado em 15 de julho de 2019 entre a Copel GeT e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados ao resgate antecipado total da 5ª emissão de notas promissórias e pagamento parcial da 2ª parcela de amortização da 2ª emissão de debêntures e reembolso de gastos com os projetos UHE Colíder e UHE Baixo Iguaçu. O saldo em 31 de dezembro de 2023 era de R$ 687,4 milhões.

e) Instrumento particular de escritura da 5ª emissão de debêntures, assinado em 15 de novembro de 2019 entre a Copel Distribuição e a Pentágono S.A. Distribuidora de Títulos e

Valores Mobiliários, cujos recursos foram destinados ao investimento para expansão, renovação ou melhoria, reembolso de despesas da rede de distribuição de energia elétrica da Copel Distribuição vinculada ao contrato de concessão nº 46/1999 da ANEEL e reforço do capital de giro e recomposição de caixa pela amortização final da 2ª emissão de debêntures. O saldo em 31 de dezembro de 2023 era de R$ 647,1 milhões.

f) Instrumento particular de escritura da 6ª emissão de debêntures, assinado em 16 de junho de 2021 entre a Copel Distribuição e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados a investimento para expansão, renovação ou melhoria, reembolso de despesas da rede de distribuição de energia elétrica da Copel Distribuição vinculada ao Contrato de Concessão nº 46/1999 da ANEEL e reforço do capital de giro e recomposição de caixa pela amortização da primeira parcela de principal das debêntures de cada uma das seguintes emissões da Copel Distribuição: 3ª, 4ª e 5ª Emissão. O saldo em 31 de dezembro de 2023 era de R$ 1.590,3 milhões.

g) Instrumento particular de escritura da 7ª emissão de debêntures, assinado em 15 de outubro de 2021 entre a Copel GeT e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados a reforço do capital de giro da Emissora, amortização e/ou o reembolso de caixa, de parcela de principal das debêntures de cada uma das seguintes emissões da Emissora: (a) 3ª emissão da Emissora e (b) 4ª emissão da Emissora e investimentos para expansão, renovação ou melhoria e/ou reembolso de despesas no âmbito dos seguintes projetos: melhorias da Usina Gov. Bento Munhoz da Rocha Netto; implantação dos ativos do Lote "E", do Leilão Aneel nº 05/2015; aportes da SPE Mata de Santa Genebra S.A; e aportes na SPE PCH Bela Vista S.A. O saldo em 31 de dezembro de 2023 era de R$ 1.579,8 milhões.

h) Instrumento particular de escritura da 7ª emissão de debêntures, assinado em 15 de maio de 2022, entre a Copel Distribuição e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, cujos recursos foram destinados da seguinte forma: com relação às debêntures da primeira e segunda série, os recursos foram destinados para (i) o reforço do capital de giro da Copel Distribuição; e (ii) a amortização da primeira parcela de principal das debêntures da 3ª e 4ª, e 5ª emissão da Copel Distribuição; e (ii) com relação às debêntures da terceira série, os recursos foram destinados exclusivamente para investimentos para expansão, renovação ou melhoria e/ou reembolso de despesas da rede de distribuição de energia elétrica da Copel Distribuição, vinculada ao "*Contrato de Concessão n°46/1999-ANEEL*", de 24 de junho de 1999, conforme aditado ("Contrato de Concessão"), bem como a construção, implantação e exploração da rede de distribuição de energia elétrica da Copel Distribuição, vinculada ao Contrato de Concessão. O saldo em 31 de dezembro de 2023 era de R$ 1.535,5 milhões.

i)Instrumento particular de emissão de nota comercial, assinado em 10 de setembro de 2022 entre a Copel GeT e a Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários,

cujos recursos foram destinados à amortização parcial da 3ª, 4ª e 5ª emissões de debêntures da Copel GeT e ao atendimento de obrigações diversas de curto prazo, incluindo compra de energia, obrigações regulatórias e dividendos. O saldo em 31 de dezembro de 2023 era de R$ 1.039,1 milhões.

j) Instrumento particular de escritura da 8ª emissão das debêntures, assinado em 15.01.2023 com a Copel Geração e Transmissão, destinado exclusivamente para reforço de caixa para atendimento dos compromissos da Emissora, e para amortização do principal e dos juros devidos no âmbito da "Escritura Particular da 4ª (quarta) Emissão de Debêntures, e o valor remanescente, se houver, para reforço de caixa para atendimento dos compromissos da Emissora. O saldo em 31 de dezembro de 2023 era de R$ 1.382,9 milhões.

k) Instrumento particular de escritura da 8ª Emissão de debêntures, assinado em 15 de junho de 2023 com a Copel DIS, destinados a: (i) primeira e terceira série exclusivamente para reforço de caixa para atendimento dos compromissos da Emissora e a segunda série é exclusivo para amortização do principal e dos juros devidos no âmbito da "Escritura Particular da 4ª (quarta) Emissão de Debêntures, e o valor remanescente, se houver, para reforço de caixa para atendimento dos compromissos da Emissora. O saldo em 31 de dezembro de 2023 era de R$ 1,607 bilhões.

iii. grau de subordinação entre as dívidas

Não há grau de subordinação contratual entre as dívidas da Companhia. Assim, caso tenha alguma exigência quanto ao passivo exigível, a Companhia seguirá a ordem de precedência universal de credores, incluindo a Lei nº 11.101, de 9 de fevereiro de 2005, conforme alterada, e a Lei nº 6.024, de 13 de março de 1974, conforme alterada.

iv. eventuais restrições impostas ao emissor, em especial, em relação a limites de endividamento e contratação de novas dívidas, à distribuição de dividendos, à alienação de ativos, à emissão de novos valores mobiliários e à alienação de controle societário, bem como se o emissor vem cumprindo essas restrições

A Companhia e suas controladas contrataram empréstimos e emitiram debêntures com cláusulas que requerem a manutenção de determinados índices econômico-financeiros dentro de parâmetros pré-estabelecidos, bem como outras condições a serem observadas, como não alterar a participação acionária da Companhia no capital social das controladas que represente alteração de controle sem a prévia anuência. O descumprimento das condições mencionadas poderá implicar vencimento antecipado das dívidas e/ou multas.

Os principais indicadores econômico-financeiros estão descritos no quadro abaixo:

Empresa	Instrumento Contratual	Indicador Financeiros	Limite
Copel Geração e Transmissão	5ª Emissão de Debêntures	Dívida líquida consolidada / Ebitda consolidado	≤ 3,5
Copel Geração e Transmissão	6ª Emissão de Debêntures		
Copel Geração e Transmissão	7ª Emissão de Debêntures		
Copel Geração e Transmissão	8ª Emissão de Debêntures		
Copel Distribuição	5ª Emissão de Debêntures	Índice de cobertura do serviço da dívida	≥ 1,5
Copel Distribuição	6ª Emissão de Debêntures		
Copel Distribuição	7ª Emissão de Debêntures		
Copel Distribuição	8ª Emissão de Debêntures		
Nova Asa Branca I	2ª Emissão de Debêntures		
Nova Asa Branca II	2ª Emissão de Debêntures		
Nova Asa Branca III	2ª Emissão de Debêntures	Índice de cobertura do serviço da dívida	≤ 1,3
Nova Eurus IV	2ª Emissão de Debêntures		
Ventos de Santo Uriel	2ª Emissão de Debêntures		
Cutia	1ª Emissão de Debêntures	Índice de cobertura do serviço da dívida (a)	≤ 1,2
Copel Geração e Transmissão	BNDES Finem nº 820989.1 - Mauá	Ebitda / Resultado Financeiro Líquido	≤ 1,3
Copel Geração e Transmissão	Banco do Brasil nº 21/02000-0 - Mauá	Índice de cobertura do serviço da dívida	≤ 1,5
Copel Geração e Transmissão	Nota Comercial	Dívida líquida consolidada / Ebitda consolidado	≤ 3,5
Copel DIS	BNDES Finem nº 14205611	Endividamento Financeiro / Ebitda ajustado	≤ 4,0
Santa Maria	BNDES Finem nº 14212711	Índice de cobertura do serviço da dívida	≤ 1,3
Santa Helena	BNDES Finem nº 14212721		
São Bento Energia, Investimento	Contrato de Cessão BNDES	Índice de cobertura do serviço da dívida	≤ 1,3
GE Boa Vista S.A.	BNDES Finem nº 11211531		
GE Farol S.A.	BNDES Finem nº 11211521		
GE Olho D'Água S.A.	BNDES Finem nº 11211551		
GE São Bento do Norte S.A.	BNDES Finem nº 11211541		
Cutia	BNDES Finem nº 18204611	Índice de cobertura do serviço da dívida (a)	≤ 1,2
Costa Oeste	BNDES Finem nº 13212221	Índice de cobertura do serviço da dívida	≤ 1,3
Marumbi	BNDES Finem nº 14205851	Índice de cobertura do serviço da dívida	≤ 1,3

Em 31 de dezembro de 2023, todos os indicadores e condições acordados nos instrumentos de dívida indicados na tabela acima foram integralmente atendidos, exceto em relação à 2ª emissão de debêntures das controladas Ventos de Santo Uriel e Nova Asa Branca III, que não atenderam ao Índice de Cobertura do Serviço da Dívida ("ICSD") de 1,3x. Não obstante, a Companhia preventivamente solicitou e recebeu, em 31 de dezembro de 2022, conforme carta do BNDES AE/DEENE2 nº 061/2022, o compromisso da referida instituição de não declarar o vencimento antecipado das referidas debêntures, em razão da observância do índice referente ao exercício social encerrado em 31 de dezembro de 2023.

g. limites dos financiamentos contratados e percentuais já utilizados

Atualmente em fase de utilização, a Copel tem contratados os seguintes financiamentos:

a) Eletrobrás - Programa Luz para Todos, 5ª tranche, no valor de R$ 17,0 milhões com recursos do Fundo de Investimento de Infraestrutura e Saneamento da Caixa Econômica Federal, sendo que, deste valor, R$ 15,9 milhões já foram liberados.

b) BNDES, para implantação de Colíder, no valor total de R$ 1.041,2 milhões, sendo que deste valor, R$ 1.043,0 milhões já foram liberados.

c) BNDES, para implantação das "Obras da Copa", valor total de R$ 139,1 milhões, sendo que, deste valor, R$ 128,4 milhões já foram liberados.

d) BNDES, para implantação da Linha de Transmissão Londrina Figueira C2, e da linha de transmissão Salto Osorio - Foz do Chopim C2, no valor total de R$ 21,6 milhões, sendo que, deste valor, R$ 18,2 milhões já foram liberados.

e) BNDES, para implantação da Linha de Transmissão Assis – Paraguaçu Paulista II, bem como a subestação "SE" Paraguaçu Paulista II, no valor total de R$ 34,3 milhões, sendo que, deste valor, R$ 28,8 milhões já foram liberados.

f) BNDES, para implantação do parque eólico de Santa Maria, no valor total de R$ 71,6 milhões, sendo que, deste valor, R$ 59,5 milhões já foram liberados.

g) BNDES, para implantação do parque eólico de Santa Helena no valor total de R$ 83 milhões, sendo que, deste valor, R$ 64,5 milhões já foram liberados.

h) BNDES, para aquisição de máquinas e/ou equipamentos e bens de informática e automação, no valor total de R$ 1,2 milhões, sendo que, deste valor, R$ 0,49 milhões já foram liberados.

i) BNDES, para Implantação da UHE Baixo Iguaçu e sistema de transmissão associado, no valor total de R$ 194,0 milhões, sendo que o valor foi integralmente liberado.

j) BNDES, Construção e implantação de centrais geradoras eólicas do Complexo Cutia, no valor total de R$ 619,4 milhões, sendo que, deste valor, R$ 589,2 milhões já foram liberados.

k) BNDES, implantação de: SE Andirá Leste, Linha de Transmissão Baixo Iguaçu – Realeza, SE Curitiba Centro e Linha de Transmissão Curitiba Centro – Uberaba, SE Medianeira e Linha de Transmissão Curitiba Leste – Blumenau no valor total de R$ 432,1 milhões, sendo que, deste valor, R$ 347,6 milhões, já foram liberados.

l) BNB, Implantação do Complexo Eólico de Jandaíra, no valor total de R$ 208,7 milhões, sendo que, deste valor, R$ 208,7 milhões já foram liberados.

m) BNB, contrato com a Eólica Potiguar SPE S.A, no valor de R$ 532,5 milhões, como parte da Estratégia da Companhia de crescimento sustentável em energia renovável. O empreendimento é formado por 5 parques eólicos com 186,7 MW de capacidade instalada, localizados no município de Serra do Mel – RN. O complexo foi adquirido com o montante já liberado na totalidade.

n) BNB, Contrato com a Central Eólica Aventura, com o objetivo da Implantação do Complexo Eólico de Aventura. No valor de R$ 348,4 milhões, já liberados R$ 346,0 milhões.

o) BNB, Contrato com a Central Eólica SRMN, com o objetivo da Implantação do Complexo Eólico de SRMN. No valor de R$ 513,0 milhões, já liberados R$ 513,0 milhões.

h. alterações significativas em itens das demonstrações de resultado e de fluxo de caixa

DEMONSTRAÇÕES DE RESULTADOS (Em Reais mil)

	31.12.2023	Análise vertical 31.12.2023	Análise horizontal 2023-2022	Reapresentado 31.12.2022
OPERAÇÕES EM CONTINUIDADE				
RECEITA OPERACIONAL LÍQUIDA	**21.479.468**	*100,0%*	*4,6%*	**20.535.341**
Custos Operacionais	**(16.581.428)**	***-77,2%***	***6,3%***	**(15.605.584)**
LUCRO OPERACIONAL BRUTO	**4.898.040**	***22,8%***	***-0,6%***	**4.929.757**
Outras receitas (despesas) operacionais				
Despesas com vendas	(152.638)	*-0,7%*	*-13,1%*	(175.669)
Despesas gerais e administrativas	(1.078.037)	*-5,0%*	*46,9%*	(733.695)
Outras receitas (despesas) operacionais, líquidas	(280.460)	*-1,3%*	*-62,1%*	(739.635)
Provisão para destinação de créditos de PIS e Cofins	-	*0,0%*	*-100,0%*	(810.563)
Resultado da equivalência patrimonial	307.809	*1,4%*	*-35,7%*	478.577
	(1.203.326)	***-5,6%***	***-39,3%***	**(1.980.985)**
Lucro antes do resultado financeiro e tributos	**3.694.714**	***17,2%***	***25,3%***	**2.948.772**
Resultado Financeiro				
Receitas financeiras	1.069.116	*5,0%*	*11,8%*	956.413
Despesas financeiras	(2.274.106)	*-10,6%*	*16,6%*	(1.950.927)
Atualização de provisão para destinação de créditos de PIS e Cofins	-	*0,0%*	*-100,0%*	(1.011.370)
	(1.204.990)	***-5,6%***	***-39,9%***	**(2.005.884)**
LUCRO OPERACIONAL	**2.489.724**	***11,6%***	***164,1%***	**942.888**
IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL				
Imposto de renda e contribuição social	(371.104)	*-1,7%*	*0,8%*	(368.035)
Imposto de renda e contribuição social diferidos	17.047	*0,1%*	*-97,4%*	649.134
	(354.057)	***-1,6%***	***-226,0%***	**281.099**
Lucro líquido e de operações em continuidade	**2.135.667**	***9,9%***	***74,5%***	**1.223.987**
OPERAÇÕES DESCONTINUADAS				
Lucro líquido proveniente de operações descontinuadas	191.501	*0,9%*	*356,5%*	(74.666)
LUCRO LÍQUIDO DO PERÍODO	**2.327.168**	***10,8%***	***102,5%***	**1.149.321**
Atribuído aos acionistas empresa controladora - operações em continuidade	2.158.077	*10,0%*	*74,3%*	1.237.819
Atribuído aos acionistas emp. controladora - operações descontinuadas	100.733	*0,5%*	*180,1%*	(125.812)
Atribuído aos acionistas não controladores - operações em continuidade	873	*0,0%*	*521,7%*	(207)
Atribuído aos acionistas não controladores - operações em continuidade	67.485	*0,3%*	*79,9%*	37.521

As variações que ocorreram no exercício social encerrado em 31 de dezembro de 2023 estão discriminadas e explicadas no item 2.2 deste Formulário de Referência.

DEMONSTRAÇÕES DOS FLUXOS DE CAIXA (Em Reais mil)

	31.12.2023	Análise horizontal 2023-2022	Reapresentado 31.12.2022
Saldo inicial de caixa e equivalentes de caixa	2.678.457	*-22,9%*	3.472.845
Saldo final de caixa e equivalentes de caixa	5.634.623	*120,8%*	2.552.407
Saldo final de caixa e equivalentes de caixa proveniente de operações descontinuadas	123.791	*-1,8%*	126.050
VARIAÇÃO NO CAIXA E EQUIVALENTES DE CAIXA	**3.079.957**	***-487,7%***	**(794.388)**

De acordo com a Demonstração dos Fluxos de Caixa Consolidada, a variação de R$ 3.079.957 mil no exercício social encerrado em 31 de dezembro de 2023 representa um aumento de 115,0% no saldo de caixa e equivalentes de caixa em relação ao exercício anterior.

A seguir estão apresentados os detalhamentos das variações nos fluxos de caixa decorrentes das atividades operacionais, atividades de investimento e atividades de financiamento.

Atividades Operacionais – O Caixa Líquido gerado pelas atividades operacionais da Companhia registrou um resultado de R$ 3.518.476 mil, representando uma redução de 9,8% no exercício encerrado em 31 de dezembro de 2023, conforme demonstrado abaixo.

31.12.2023	Análise horizontal 2023-2022	Reapresentado 31.12.2022
FLUXO DE CAIXA DAS ATIVIDADES OPERACIONAIS			
Lucro líquido do exercício	**2.135.667**	*74,5%*	**1.223.987**
Ajustes para a reconciliação do lucro líquido do período/exercício com a geração de caixa das atividades operacinais			
Encargos, variações monetárias e cambiais não realizadas - líquidas	1.951.552	*50,3%*	1.298.681
Juros efetivos - bonificação pela outorga de contrato de concessão em regime de cotas	(114.370)	*-3,4%*	(118.439)
Remuneração de contratos de concessão de transmissão	(730.094)	*-5,1%*	(769.248)
Provisão para destinação de crédito de PIS e Cofins	-	*-100,0%*	1.821.933
Imposto de renda e contribuição social	371.104	*0,8%*	368.035
Imposto de renda e contribuição social diferidos	(17.047)	*-97,4%*	(649.134)
Resultado da equivalência patrimonial	(307.809)	*-35,7%*	(478.577)
Apropriação de obrigações de benefícios pós emprego	267.741	*0,6%*	266.273
Constituição para programas de pesquisa e desenvolvimento e eficiência energética	165.459	*6,3%*	155.705
Reconhecimento do valor justo do ativo indenizável da concessão	(62.167)	*-21,5%*	(79.169)
Resultado de ativos e passivos financeiros setoriais	(1.070.196)	*-42,1%*	(1.847.863)
Depreciação e amortização	1.382.040	*12,1%*	1.233.097
Provisão decorrente do programa de demissão voluntária	610.057	*0,0%*	-
Perdas estimadas, provisões e reversões operacionais líquidas	92.235	*-87,1%*	717.531
Realização de mais/menos valia em combinações de negócios	(722)	*0,1%*	(721)
Valor justo nas operações de compra e venda de energia no mercado ativo	(5.045)	*-84,6%*	(32.748)
Valor justo nas operações com derivativos	-	*-100,0%*	2.907
Baixas de contas a receber vinculadas à concessão	270	*-99,0%*	26.533
Baixas de ativos de contrato	16.728	*89,5%*	8.829
Resultado das baixas de imobilizado	10.458	*33,2%*	7.850
Resultado das baixas de intangíveis	78.728	*43,0%*	55.053
Resultado das baixas de direito de uso de ativos e passivo de arrendamentos - líquido	726	*-597,3%*	(146)
	4.775.315	*48,7%*	**3.210.369**
Redução (aumento) dos ativos			
Clientes	188.437	*-87,3%*	1.482.232
Dividendos e juros sobre o capital próprio recebidos	174.826	*158,1%*	67.732
Depósitos judiciais	33.298	*2089,2%*	1.521
Ativos financeiros setoriais	36.964	*-96,2%*	966.466
Outros créditos	(11.555)	*-116,7%*	69.208
Estoques	18.741	*155,8%*	7.326
Imposto de renda e contribuição social a recuperar	(201.003)	*-58,9%*	(488.495)
Outros tributos a recuperar	(138.520)	*-158,5%*	236.843
Despesas antecipadas	(2.281)	*-65,4%*	(6.585)
Partes relacionadas	(201)	*-82,3%*	(1.135)
	98.706	*-95,8%*	**2.335.113**
Aumento (redução) dos passivos			
Obrigações sociais e trabalhistas	297.343	*-255,2%*	(191.643)
Fornecedores	19.506	*-105,6%*	(347.157)
Outras obrigações fiscais	974.083	*10,2%*	884.140
Benefícios pós-emprego	(224.809)	*12,0%*	(200.697)
Encargos setoriais a recolher	14.978	*-109,9%*	(151.898)
Pesquisa e desenvolvimento e eficiência energética	(255.295)	*26,3%*	(202.073)
Contas a pagar vinculadas à concessão	(115.736)	*8,8%*	(106.370)
Outras contas a pagar	149.450	*40,6%*	106.269
Provisões para litígios quitadas	(372.838)	*55,5%*	(239.741)
	486.682	*-208,4%*	**(449.170)**
CAIXA GERADO PELAS ATIVIDADES OPERACIONAIS	**5.360.703**	*5,2%*	**5.096.312**
Imposto de renda e contribuição social pagos	(294.676)	*136,9%*	(124.381)
Encargos de empréstimos e financiamentos pagos	(521.134)	*54,4%*	(337.455)
Encargos de debêntures pagos	(1.127.607)	*26,7%*	(890.123)
Encargos de passivo de arrendamentos pagos	(24.284)	*24,3%*	(19.531)
CAIXA LÍQUIDO GERADO PELAS ATIVIDADES OPERACIONAIS PROVENIENTES DE OPERAÇÕES EM CONTINUIDADE	**3.393.002**	*-8,9%*	**3.724.822**
CAIXA LÍQUIDO GERADO PELAS ATIVIDADES OPERACIONAIS PROVENIENTES DE OPERAÇÕES DESCONTINUADAS	125.474	*-29,4%*	177.827
CAIXA LÍQUIDO GERADO PELAS ATIVIDADES OPERACIONAIS	**3.518.476**	*-9,8%*	**3.902.649**

- **Atividades de Investimento –** O Caixa Líquido utilizado pelas atividades de Investimento registrou um valor de R$ 3.135.091 mil, representando um aumento de 13,0% comparado ao exercício social encerrado em 2022, decorrente sobretudo do efeito no caixa pela aquisição de controladas (Complexos Eólicos Aventura e Santa Rosa & Mundo Novo), compensado pela diminuição do caixa líquido utilizado pelas atividades de investimento proveniente de operações descontinuadas, conforme demonstrado abaixo.

	31.12.2023	Análise horizontal 2023-2022	Reapresentado 31.12.2022
FLUXO DE CAIXA DAS ATIVIDADES DE INVESTIMENTO			
Aplicações financeiras	(44.061)	*-199,7%*	44.190
Aquisições de ativos de contrato	(1.973.215)	*3,3%*	(1.909.603)
Aquisições de controladas - efeito no caixa	(911.450)	*4954,9%*	(18.031)
Alienação de investimentos - adiantamento	58.132	*0,0%*	-
Aportes em investimentos	(10.780)	*123,2%*	(4.829)
Redução de capital em investidas	-	*-100,0%*	61.536
Aquisições de imobilizado	(204.805)	*-46,4%*	(381.938)
Aquisições de intangível	(13.388)	*60,9%*	(8.319)
CAIXA LÍQUIDO UTILIZADO PELAS ATIVIDADES DE INVESTIMENTO PROVENIENTES DE OPERAÇÕES EM CONTINUIDADE	**(3.099.567)**	***39,8%***	**(2.216.994)**
CAIXA LÍQUIDO UTILIZADO PELAS ATIVIDADES DE INVESTIMENTO PROVENIENTES DE OPERAÇÕES DESCONTINUADAS	(35.524)	*-93,6%*	(558.002)
CAIXA LÍQUIDO UTILIZADO PELAS ATIVIDADES DE INVESTIMENTO	**(3.135.091)**	***13,0%***	**(2.774.996)**

- **Atividades de Financiamento** – o Caixa Líquido Gerado (Utilizado) pelas atividades de financiamento da Companhia que registrou R$ 2.696.572 mil, representando um aumento de 240,3% comparado ao exercício social encerrado em 2022 devido, principalmente, ao aumento de capital social em decorrência da oferta primária de ações e ao menor pagamento menor de dividendos e juros sobre o capital próprio pagos em 2023 comparado com 2022.

	31.12.2023	Análise horizontal 2023-2022	Reapresentado 31.12.2022
FLUXO DE CAIXA DAS ATIVIDADES DE FINANCIAMENTO			
Ingressos de empréstimos e financiamentos	45.325	*-97,6%*	1.891.954
Custos de transação na captação de empréstimos e financiamentos	(6.886)	*-65,2%*	(19.781)
Ingressos de debêntures emitidas	2.900.000	*93,3%*	1.500.000
Custos de transação na emissão de debêntures	(60.677)	*320,1%*	(14.445)
Amortizações de principal de empréstimos e financiamentos	(260.971)	*-73,9%*	(1.000.319)
Amortizações de principal de debêntures	(1.193.910)	*-41,8%*	(2.051.481)
Amortizações de principal de passivo de arrendamentos	(69.293)	*21,1%*	(57.212)
Aumento de capital	2.031.619	*0,0%*	-
Custos de transação no aumento de capital	(14.941)	*0,0%*	-
Dividendos e juros sobre o capital próprio pagos	(750.371)	*-65,4%*	(2.167.769)
CAIXA LÍQUIDO GERADO (UTILIZADO) PELAS ATIVIDADES DE FINANCIAMENTO PROVENIENTES DE OPERAÇÕES EM CONTINUIDADE	**2.619.895**	***-236,5%***	**(1.919.053)**
CAIXA LÍQUIDO GERADO (UTILIZADO) PELAS ATIVIDADES DE FINANCIAMENTO PROVENIENTES DE OPERAÇÕES DESCONTINUADAS	76.677	*-2666,2%*	(2.988)
CAIXA LÍQUIDO GERADO (UTILIZADO) PELAS ATIVIDADES DE FINANCIAMENTO	**2.696.572**	***-240,3%***	**(1.922.041)**

2.2. Os diretores devem comentar sobre

a) Resultados das operações do emissor, em especial:

i. descrição de quaisquer componentes importantes da receita

Receita Operacional Líquida (em R$ mil)

O quadro a seguir apresenta o detalhamento da receita operacional líquida:

	31.12.2023	Análise vertical 31.12.2023	Análise horizontal 2023-2022	Reapresentado 31.12.20222
Fornecimento de energia elétrica	7.946.168	*37,0%*	*5,8%*	7.510.037
Suprimento de energia elétrica	3.602.788	*16,8%*	*-5,5%*	3.814.409
Disponibilidade da rede elétrica	6.002.192	*27,9%*	*24,3%*	4.828.841
Receita de construção	2.333.787	*10,9%*	*7,8%*	2.164.134
Valor justo do ativo indenizável da concessão	62.167	*0,3%*	*-21,5%*	79.169
Resultado de ativos e passivos financeiros setoriais	971.203	*4,5%*	*-42,1%*	1.676.936
Outras receitas operacionais	561.163	*2,6%*	*21,5%*	461.815
RECEITA OPERACIONAL LÍQUIDA	**21.479.468**	***100,0%***	***4,6%***	**20.535.341**

O aumento de 4,6% na Receita Operacional Líquida é reflexo, principalmente, do aumento na disponibilidade da rede elétrica e no fornecimento de energia elétrica compensado pela diminuição no resultado de ativos e passivos financeiros setoriais, conforme detalhado a seguir:

1) Redução de Fornecimento de Energia Elétrica: acréscimo de R$ 436.131 mil, em função, essencialmente, do efeito do reajuste tarifário de 17,37% aplicado na componente Tarifa de Energia (TE) da distribuidora em junho de 2023 e do crescimento de 9,3% no número de consumidores livres da Copel Mercado Livre, subsidiária integral da Companhia, parcialmente compensado pela redução no faturamento com valores adicionais decorrente da aplicação da bandeira tarifária no patamar de escassez hídrica até abril de 2022 e pela redução verificada no mercado cativo decorrente do aumento nas instalações de Micro e Mini Geração Distribuída – MMGD;

2) Suprimento de Energia Elétrica: decréscimo de R$ 211.621 mil, sobretudo pelo menor volume de energia vendida em contratos bilaterais pela Copel Mercado Livre e os menores preços de venda de energia da Centrais Elétricas do Rio Jordão - Elejor, compensado parcialmente pelo reajuste dos contratos no ambiente regulado e também por novos contratos decorrentes da repactuação do GSF e pela aquisição dos Complexos Eólicos Aventura e SRMN;

3) Receita de Disponibilidade da Rede Elétrica: acréscimo de R$ 1.173.351 mil, em razão, principalmente do reajuste na tarifa de uso de distribuição de 6,32% em 2023 e do crescimento de 4% do mercado fio faturado da Copel Distribuição (crescimento de 1,9% considerando a compensação de MMGD), efeito parcialmente compensado pela redução dos índices de inflação que corrigem os ativos de contrato de transmissão;

4) Receita de Construção: acréscimo de R$ 169.653 mil, em virtude, essencialmente, do aumento do volume de obras relacionadas ao programa "Transformação", que engloba investimentos orientados ao aprimoramento e modernização de infraestrutura e melhorias no atendimento a consumidores do segmento de distribuição;

5) Resultado de ativos e passivos financeiros setoriais: decréscimo de R$ 705.733 mil, decorrente da menor constituição de ativo de parcela A reflexo dos menores custos de energia contratada de Itaipu e redução das bandeiras tarifárias; e

6) Outras Receitas Operacionais: acréscimo de R$ 99.348 mil, decorrente principalmente da receita com arrendamento e aluguéis, com destaque para o crescimento da receita da distribuidora com compartilhamento de postes, consequência do maior volume de postes/pontos de fixação alocados.

ii. fatores que afetaram materialmente os resultados operacionais

Além das variações de receita detalhadas acima, os itens a seguir apresentam outros fatores que afetaram materialmente os resultados operacionais e o lucro do exercício social encerrado em 31 de dezembro de 2023.

Custos e Despesas Operacionais (em R$ mil)

	31.12.2023	Análise vertical 31.12.2023	Análise horizontal 2023-2022	Reapresentado 31.12.2022
Energia elétrica comprada para revenda	(7.716.190)	*42,6%*	*-4,7%*	(8.096.910)
Encargos de uso da rede elétrica	(2.896.710)	*16,0%*	*16,4%*	(2.487.997)
Pessoal e administradores	(1.878.332)	*10,4%*	*92,1%*	(977.904)
Planos previdenciário e assistencial	(260.159)	*1,4%*	*0,0%*	(260.197)
Material	(102.667)	*0,6%*	*13,4%*	(90.541)
Matéria-prima e insumos para produção de energia	(17.654)	*0,1%*	*88,8%*	(9.349)
Serviços de terceiros	(996.312)	*5,5%*	*32,0%*	(754.551)
Depreciação e amortização	(1.382.040)	*7,6%*	*12,1%*	(1.233.097)
Perdas de créditos, provisões e reversões	(92.235)	*0,5%*	*-87,1%*	(717.531)
Custo de construção	(2.319.720)	*12,8%*	*8,5%*	(2.137.188)
Provisão para destinação de créditos de PIS e Cofins	-	*0,0%*	*-100,0%*	(810.563)
Outros custos e despesas operacionais	(430.544)	*2,4%*	*-12,0%*	(489.318)
CUSTOS E DESPESAS OPERACIONAIS	**(18.092.563)**	***100,0%***	***0,2%***	**(18.065.146)**

Os principais fatores que levaram ao aumento de 0,2% nos custos e despesas operacionais **subdivididos em custos e despesas não gerenciáveis e gerenciáveis e outros fatores** encontram-se descritos a seguir:

Custos e Despesas Não gerenciáveis

1) Decréscimo de R$ 380.720 mil em Energia Elétrica Comprada para Revenda, principalmente em decorrência da redução das compras devido a melhora no cenário hidrológico

e a redução dos custos de energia contratada de Itaipu, compensado pelo aumento da compra de energia de MMGD.

2) Acréscimo de R$ 408.713 mil em Encargos do Uso da Rede Elétrica, em virtude, principalmente, pelo reajuste dos contratos de uso da rede e pelo maior valor de Encargo de Energia de Reserva – EER, compensado pela diminuição de Encargos de Serviços do Sistema – ESS proveniente de um menor despacho das usinas térmicas pelo ONS.

Custos e Despesas Gerenciáveis

1) Acréscimo de R$ 900.428 mil em Pessoal e Administradores, refletindo principalmente o pagamento da indenização de R$ 138.227 mil do segundo terço adicional de férias para retirada do benefício do Acordo Coletivo de Trabalho, o provisionamento no montante de R$ 610.057 mil referente ao Programa de Demissão Voluntária (PDV) que compreende o desligamento de 1.438 empregados até agosto de 2024, e o aumento de R$ 134.007 mil em provisões por desempenho e participação nos lucros, reflexo da melhora nos resultados.

2) Decréscimo de R$ 625.296 mil em perdas estimadas, provisões e reversões devido, principalmente, à diminuição das perdas de crédito esperadas (pelo aumento de recuperação de faturas e dos cortes pela Copel Distribuição), ao aumento de R$ 152.319 mil na reversão parcial do impairment nas UHEs Colíder e Baixo Iguaçu e à redução de R$ 466.074 mil em provisão para litígios em função do registro em 2022, não recorrente em 2023, do complemento da provisão de processo arbitral em discussão à época e encerrado em 25.01.2024 por acordo entre as partes, conforme Fato Relevante 01/24.

3) Acréscimo de R$ 241.761 mil em serviços de terceiros devido, principalmente, à elevação dos custos com manutenção do sistema elétrico e instalações, reflexo parcial de novos ativos, ao aumento de gastos com atendimento ao consumidor/*call center*, aos gastos com consultoria para o processo de aquisição dos complexos eólicos Aventura e Santa Rosa & Mundo Novo e gastos relacionados com a obtenção de *waivers* no processo de transformação da companhia em Corporação.

Outros Custos e Despesas

1) Acréscimo de R$ 148.943 mil em depreciação e amortização decorrente, principalmente, da entrada em operação do Complexo Eólico Jandaíra, da UTE Figueira, da aquisição dos Complexos Eólicos Aventura e Santa Rosa & Mundo Novo e do aumento nos investimentos da Copel Distribuição.

2) Acréscimo de R$ 182.532 mil no custo de construção, refletindo principalmente os investimentos realizados na infraestrutura do segmento de distribuição de energia.

Resultado de Equivalência Patrimonial

O resultado da equivalência patrimonial de 2023 no montante de R$ 307.809 mil foi 35,7% inferior aos R$ 478.577 mil de 2022, decorrente da equivalência patrimonial nas controladas em conjunto de transmissão de energia elétrica, em função da redução dos índices de inflação que corrigem os ativos de contrato de transmissão, bem como pelos efeitos das revisões tarifárias de Caiuá, Integração Maranhense, Matrinchã e Guaraciaba ocorridas em 2022 e não recorrente em 2023.

Resultado financeiro

O resultado financeiro apresentou variação positiva de R$ 800.894 mil, devido principalmente à despesa com atualização da provisão da destinação de créditos de PIS e Cofins no valor de R$ 1.011.370 mil ocorrida em 2022 e não recorrente em 2023. Também impactaram o acréscimo no rendimento das aplicações financeiras, compensados pelo aumento de despesa financeira com encargos da dívida.

Imposto de Renda e Contribuição Social

O saldo de imposto de renda e contribuição social no exercício social encerrado em 31 de dezembro de 2023 foi negativo em R$ 354.057 mil, representando uma variação de R$ 635.156 mil comparado com o saldo positivo de R$ 281.099 mil referente ao exercício de 2022, devido ao maior registro de imposto diferido ativo em 2022 em decorrência, principalmente, da provisão para destinação de créditos de PIS e Cofins não recorrente em 2023.

Lucro Líquido

Em 2023, o lucro líquido consolidado da Copel foi de R$ 2.327.168 mil, sendo 102,5% superior ao obtido no exercício anterior, de R$ 1.149.321 mil. O acréscimo decorre principalmente do aumento na Receita Operacional Líquida, redução das provisões de litígios, aumento na reversão de *impairment* e pelo impacto do da provisão para destinação de créditos de PIS e Cofins registrada em 2022 e não recorrente em 2023, compensado pela provisão do Programa de Demissão Voluntário – PDV, indenização do segundo terço de férias, aumento nas provisões por desempenho e participação nos lucros, aumento nos serviços prestados por terceiros e na depreciação e amortização decorrente de novos ativos, bem como o efeito do resultado financeiro com acréscimo em encargos da dívida e rendimento das aplicações financeiras e o reflexo nos tributos diferidos sobre o lucro.

b) variações relevantes das receitas atribuíveis a introdução de novos produtos e serviços, alterações de volumes e modificações de preços, taxas de câmbio e inflação

Variação do PLD e GSF:

Mês	PLD [1]			GSF [2]		
	2023	2022	Variação 2023x2022	2023	2022	Variação 2023x2022
Janeiro	69,04	62,92	10%	104,40%	95,06%	10%
Fevereiro	69,04	55,70	24%	98,10%	94,48%	4%
Março	69,04	55,70	24%	101,56%	97,13%	5%
Abril	69,04	55,70	24%	105,34%	105,99%	-1%
Maio	69,04	55,70	24%	97,74%	100,20%	-2%
Junho	69,04	55,71	24%	79,90%	83,05%	-4%
Julho	69,04	66,32	4%	77,90%	77,90%	0%
Agosto	69,04	76,90	-10%	80,20%	76,31%	5%
Setembro	80,37	56,08	43%	83,40%	70,86%	18%
Outubro	74,84	55,70	34%	82,70%	69,67%	19%
Novembro	84,40	55,70	52%	83,10%	77,88%	7%
Dezembro	74,09	55,70	33%	85,60%	85,38%	0%
Média anual	**72,17**	**58,99**	**22%**	**90,00%**	**86,16%**	**4%**

(1) PLD médio da região Sul

(2) Relação entre o volume de energia efetivamente gerado pelo MRE e a Garantia Física total do mecanismo

(c) impactos relevantes da inflação, da variação de preços dos principais insumos e produtos, do câmbio e da taxa de juros no resultado operacional e no resultado financeiro do emissor

Os principais indicadores e índices macroeconômicos que influenciam o resultado operacional e financeiro da Companhia são:

1) PIB: o desempenho geral da economia brasileira afeta a demanda de energia elétrica.

2) Inflação (IPCA e IGP-M): afetam a receita e os custos e despesas operacionais, além de alguns contratos de dívida.

3) Taxa de Câmbio: tem reflexo no custo de energia comprada de Itaipu.

4) Taxa de juros (SELIC/CDI e TJLP): o CDI é o indicador ao qual as dívidas e as aplicações financeiras estão vinculadas, bem como a SELIC e TJLP indexam parcela da dívida da Companhia.

Conforme detalhado no item 2.2.a (i) acima, os impactos mais relevantes destes índices se deram na Receita de Disponibilidade da Rede Elétrica, em função da remuneração dos ativos de contrato pelo IPCA, e no resultado financeiro, pelo impacto da SELIC/CDI, TJLP e IPCA sobre os contratos de empréstimos, financiamentos e debêntures.

2.4. Os diretores devem comentar os efeitos relevantes que os eventos abaixo tenham causado ou se espera que venham a causar nas demonstrações financeiras do emissor e em seus resultados

(a) introdução ou alienação de segmento operacional

Não houve introdução ou alienação de segmento operacional no exercício social encerrado em 31 de dezembro de 2023. Está em andamento o processo de desinvestimento da participação societária na Compagas e, consequentemente, a descontinuidade do segmento de distribuição de gás na Companhia. O detalhamento desse processo está descrito na letra "b" deste item 2.4.

(b) constituição, aquisição ou alienação de participação societária

1) Aquisição dos complexos eólicos Aventura e Santa Rosa & Mundo Novo

Em 30 de janeiro de 2023, a Copel GeT, subsidiária da Copel, concluiu a aquisição de 100% das ações de emissão das sociedades detentoras dos Complexos Eólicos Aventura e Santa Rosa & Mundo Novo, conforme as informações apresentadas no quadro abaixo, mediante o pagamento de R$ 1.004.484 mil para a vendedora, EDP Renováveis Brasil S.A.

Complexo Eólico Santa Rosa & Mundo Novo	Complexo Eólico Aventura
SRMN Holding S.A.	Aventura Holding S.A.
Central Eólica SRMN I S.A.	Central Eólica Aventura II S.A.
Central Eólica SRMN II S.A.	Central Eólica Aventura III S.A.
Central Eólica SRMN III S.A.	Central Eólica Aventura IV S.A.
Central Eólica SRMN IV S.A.	Central Eólica Aventura V S.A.
Central Eólica SRMN V S.A.	

A aquisição está alinhada com a estratégia da Companhia de crescimento sustentável em energia renovável, ampliando a diversificação da matriz de geração alinhada ao planejamento estratégico e à política de investimentos da Companhia. A transação foi realizada por meio do mecanismo de *locked box*, em que todo o caixa gerado entre 1º de janeiro de 2022 até a data fechamento permaneceu no caixa das companhias adquiridas.

Os complexos estão situados no Rio Grande do Norte, maior centro de energia eólica do país e possuem 260,4 MW de capacidade instalada com 157,8 MWm de garantia física. As companhias possuem financiamentos de longo prazo (com vencimentos até 2043) contratados junto ao Banco do Nordeste - BNB, com taxas de IPCA + 2,19% ao ano (Complexo Aventura) e IPCA + 1,98% ao ano (Complexo Santa Rosa & Mundo Novo).

A vendedora está desenvolvendo projetos nas proximidades dos parques eólicos do Complexo Aventura que, durante a construção e/ou operação, podem, no futuro, potencialmente afetar o volume de eletricidade gerada pelos parques eólicos (efeito esteira). A vendedora estima que a operação comercial destes empreendimentos poderá ocorrer a partir de janeiro de 2027. Caso o efeito esteira se concretize de modo que os parques eólicos adquiridos gerem energia abaixo do que foi acordado entre as partes, a vendedora terá a obrigação de indenizar a Copel. Caso contrário, se a geração de energia for superior, a Copel deverá indenizar a vendedora. O valor desta indenização está limitado a R$ 4.167 mil para ambas as situações, corrigidos monetariamente.

As tabelas a seguir demonstram os valores finais considerados para os complexos eólicos adquiridos a título de combinação de negócios.

Complexo Eólico Aventura	Valor contábil	Ajuste ao valor justo	Valor justo na data da aquisição
Ativos identificados	**518.023**	**254.390**	**772.413**
Caixa e equivalentes	42.671	-	42.671
Clientes	7.013	-	7.013
Tributos a recuperar	3.823	-	3.823
Cauções e depósitos vinculados	9.118	-	9.118
Outros créditos	2.919	-	2.919
Imobilizado	452.475	-	452.475
Intangível	4	254.390	254.394
Passivos assumidos	**329.967**	**92.435**	**422.402**
Fornecedores	6.814	-	6.814
Empréstimos e financiamentos	317.928	-	317.928
Obrigações fiscais	2.879	-	2.879
Outras contas a pagar	2.346	-	2.346
Passivos contingentes		9.003	9.003
Imposto de renda e contribuição social diferidos	-	83.432	83.432
Ativos líquidos adquiridos	**188.056**	**161.955**	**350.011**

Complexo Eólico Santa Rosa & Mundo Novo	Valor contábil	Ajuste ao valor justo	Valor justo na data da aquisição
Ativos identificados	**827.735**	**360.568**	**1.188.303**
Caixa e equivalentes	50.363	-	50.363
Clientes	10.757	-	10.757
Tributos a recuperar	5.747	-	5.747
Cauções e depósitos vinculados	17.077	-	17.077
Outros créditos	9.158	-	9.158
Imobilizado	734.633	-	734.633
Intangível	-	360.568	360.568
Passivos assumidos	**612.608**	**125.665**	**738.273**
Fornecedores	43.406	-	43.406
Empréstimos e financiamentos	557.810	-	557.810
Obrigações fiscais	7.579	-	7.579
Outras contas a pagar	3.813	-	3.813
Passivos contingentes	-	4.654	4.654
Imposto de renda e contribuição social diferidos	-	121.011	121.011
Ativos líquidos adquiridos	**215.127**	**234.903**	**450.030**

Os passivos contingentes se referem principalmente a riscos tributários para os quais a administração acredita ser impraticável fornecer informações a respeito do momento de eventuais saídas de caixa, tendo em vista a imprevisibilidade e a dinâmica dos sistemas judiciário, tributário e regulatório brasileiros, sendo que a resolução final depende das conclusões dos processos judiciais.

O direito de autorização e o passivo fiscal diferido gerados na combinação de negócios foram registrados no investimento da Copel GeT. No balanço consolidado estes valores irão compor os saldos do intangível e de imposto de renda e contribuição social diferidos.

O quadro abaixo apresenta a contraprestação transferida pelos ativos adquiridos e o ágio técnico apurado em decorrência do reconhecimento do passivo fiscal diferido na combinação de negócios decorrente das aquisições:

	Valor contábil	Ajuste ao valor justo	Valor justo na data da aquisição
Total de ativos líquidos adquiridos	**403.183**	**396.858**	**800.041**
Ágio técnico			204.443
Total da contraprestação			**1.004.484**

O montante pago está suportado pelas projeções dos fluxos de caixa descontados das operações dos empreendimentos adquiridos. Considerando o caixa adquirido no valor de R$ 93.034 mil, o efeito líquido no caixa da Companhia foi de R$ 911.450 mil, conforme apresentado nas demonstrações do fluxo de caixa das demonstrações financeiras referentes ao exercício de 2023, na rubrica *Aquisições de controladas – efeito líquido no caixa* da Companhia.

2) Alienações de participações societárias em andamento

Em atendimento às diretrizes do Planejamento Estratégico Empresarial da Copel - Visão 2030 quanto à descarbonização do seu portfólio de ativos e priorização de investimentos e ações diretamente ligadas ao seu core business (energia elétrica), a Copel iniciou os processos de desinvestimento das participações da Copel na Compagas e na UEGA.

O início do processo da UEGA se deu em 2022, com a intenção de venda pela Copel em conjunto com a outra sócia, Petrobras. Em 04.09.2023, após um período de paralisação, o processo foi retomado, conforme Comunicado ao Mercado 21/23. Em 27.10.2023 começou a fase de proposta vinculante, conforme Comunicado ao Mercado 25/23. Em 14.12.2023, após desistência do Acordo de Venda Conjunta com a Petróleo Brasileiro S.A. - Petrobras, a Copel e a Copel GeT assinaram o Contrato de Compra e Venda de Ações (CCVA) da participação societária na UEGA com a Âmbar Energia S.A., conforme disposto no Fato Relevante 20/23, sendo que o valor da transação na data-base de 30.09.2023, equivalente ao *Equity Value* referente à participação de 81,2% da Copel no investimento, foi de R$ 290.662 mil. Ainda em 14.12.2023 a Copel e a Copel GeT receberam R$ 14.533 mil e R$ 43.599 mil, respectivamente, a título de sinal de pagamento. Conforme Comunicado ao Mercado divulgado em 26.02.2024, a Copel recebeu da Petrobras a informação sobre o efetivo exercício do direito de *tag along* (venda conjunta) no desinvestimento na UEGA, em conformidade com os termos do CCVA, de modo que a usina termelétrica será alienada na totalidade das participações societárias. A conclusão da operação ainda está sujeita ao implemento de condições precedentes comuns nesse tipo de negócio, tais como a aprovação pelo Conselho Administrativo de Defesa Econômica.

Já para o desinvestimento da Compagas, em 20.09.2023 foi divulgado Fato Relevante comunicando que o Conselho de Administração da Copel aprovou a contratação das assessorias necessárias para estruturação e execução do projeto. Em dezembro de 2023 foi encerrada a fase de recebimento de propostas não vinculantes e encontra-se em andamento a fase de recebimento das propostas vinculantes.

A partir das demonstrações financeiras de setembro de 2023, a administração avaliou a venda dos ativos como altamente provável, com expectativa de conclusão do processo em até 12 meses e, portanto, a Companhia entendeu que foram atendidos os critérios determinados pelo CPC 31 / IFRS 5 para classificar o ativo como mantido para venda e para a divulgação de uma operação como descontinuada. Ainda em atendimento ao CPC 31, item 25, a partir de 1.10.2023 foram cessadas a depreciação e amortização dos ativos que serão vendidos, após a sua reclassificação para o ativo circulante, na linha de ativos classificados como mantidos para venda.

A tabela a seguir demonstra os saldos dos ativos e passivos que foram reclassificados, os quais são apresentados em linha específica do balanço patrimonial. Em atendimento à norma contábil, os saldos são mensurados pelos valores contábeis, tendo em vista que são inferiores aos valores justos menos as despesas de venda.

31.12.2023	Controladora	Consolidado
Ativos classificados como mantidos para venda		
Caixa e equivalentes de caixa	-	123.791
Clientes	-	82.954
Estoques	-	5.383
Tributos a recuperar e tributos diferidos	-	117.359
Depósitos judiciais	-	102
Outros créditos	-	74.400
Ativo de contrato	-	44.039
Imobilizado	-	293.751
Intangível	-	709.661
Direito de uso de ativos	-	11.489
Investimentos	528.195	-
	528.195	**1.462.929**
Passivos associados a ativos classificados como mantidos para venda		
Obrigações sociais e trabalhistas	-	10.154
Fornecedores	-	61.618
Obrigações fiscais	-	51.602
Debêntures	-	284.202
Dividendos a pagar	-	20.023
Benefícios pós-emprego	-	9.326
Passivo de arrendamentos	-	11.573
Provisões para litígios	-	27.366
Outras contas a pagar	-	57.400
	-	**533.264**

Os saldos reclassificados contemplam os valores dos ativos e passivos da Compagas e UEGA já ajustados pelos montantes que são eliminados no balanço consolidado da Copel e, ainda, pela cessação da depreciação e amortização dos ativos a partir de 1.10.2023.

As receitas, custos e despesas bem como a movimentação de fluxo de caixa resultantes desses ativos e passivos foram apresentados em linhas separadas, como operação descontinuada, tanto na Demonstração de Resultados e de Resultados Abrangentes como na Demonstração dos Fluxos de Caixa e na Demonstração do Valor Adicionado. O detalhamento destes valores está apresentado nos quadros a seguir:

Demonstração de Resultados das Operações Descontinuadas	Controladora		Consolidado	
	31.12.2023	31.12.2022	31.12.2023	31.12.2022
Receita operacional líquida	-	-	977.149	1.392.380
Custos Operacionais	-	-	(692.718)	(1.322.823)
Lucro operacional bruto	-	-	**284.431**	**69.557**
Despesas com vendas	-	-	(11.451)	(11.071)
Despesas gerais e administrativas	-	-	(59.410)	(70.026)
Outras receitas (despesas) operacionais, líquidas	-	-	(14.903)	(20.996)
Resultado da equivalência patrimonial	100.733	(125.812)	-	-
	100.733	**(125.812)**	**(85.764)**	**(102.093)**
Lucro (prejuízo) antes do res. financeiro e tributos	**100.733**	**(125.812)**	**198.667**	**(32.536)**
Resultado Financeiro	-	-	455	39.847
Lucro (prejuízo) operacional	**100.733**	**(125.812)**	**199.122**	**7.311**
Imposto de renda e contribuição social	-	-	(7.621)	(81.977)
Lucro líquido (prejuízo) da operação descontinuada	**100.733**	**(125.812)**	**191.501**	**(74.666)**
Outros resultados abrangentes da operação descontinuada	933	647	1.650	1.330
Resultado abrangente da operação descontinuada	**101.666**	**(125.165)**	**193.151**	**(73.336)**

A variação no resultado das operações descontinuadas se deve, principalmente, à reversão do *impairment* da UEGA, tendo em vista que o preço de venda pactuado no CCVA indica de forma observável o valor justo do ativo, de modo que em 31.12.2023 não existe a perda por desvalorização reconhecida em períodos anteriores.

Demonstração dos Fluxos de Caixa das Operações Descontinuadas	Controladora		Consolidado	
	31.12.2023	31.12.2022	31.12.2023	31.12.2022
Lucro líquido (prejuízo)	100.733	(125.812)	191.501	(74.666)
Ajustes ao lucro	(100.733)	125.812	(12.547)	306.736
Dividendos e juros sobre o capital próprio recebidos	203.888	-	-	-
Variações de ativos e passivos	-	-	14.108	(2.709)
Encargos de debêntures pagos	-	-	(10.423)	-
Impostos e encargos de arrendamentos pagos	-	-	(57.165)	(51.534)
Fluxo de caixa das atividades operacionais	**203.888**	-	**125.474**	**177.827**
Aplicações financeiras	-	-	(144)	22.967
Empréstimos concedidos a partes relacionadas	(35.000)	-	-	-
Aquisições de ativo de contrato, imobilizado e intangível	-	-	(35.380)	(580.969)
Fluxo de caixa das atividades de investimento	**(35.000)**	-	**(35.524)**	**(558.002)**
Ingressos de debêntures, líquidas dos custos de transação	-	-	294.045	-
Amortizações de principal de debêntures	-	-	(18.437)	-
Amortizações de principal de passivo de arrendamentos	-	-	(3.041)	(2.988)
Dividendos e juros sobre o capital próprio pagos	-	-	(195.890)	-
Fluxo de caixa das atividades de financiamento	-	-	**76.677**	**(2.988)**
Variação no caixa e equivalentes de caixa	**168.888**	-	**166.627**	**(383.163)**

2.5 Caso o emissor tenha divulgado, no decorrer do último exercício social, ou deseje divulgar neste formulário medições não contábeis, como Lajida (lucro antes de juros, impostos, depreciação e amortização) ou Lajir (lucro antes de juros e imposto de renda), o emissor deve:

(a) informar o valor das medições não contábeis

EBIT, EBITDA e Margem EBITDA

O EBIT (sigla em inglês para LAJIR – Lucro antes dos Juros e Impostos sobre a Renda incluindo Contribuição Social sobre o Lucro Líquido) é uma medição não contábil calculada pela Companhia em consonância com a Resolução da CVM nº 156, de 24 de junho de 2022 ("Resolução CVM 156"), e consiste no lucro líquido das operações continuadas ajustado pela despesa de imposto de renda e contribuição social corrente e diferido, pelo resultado financeiro líquido, conciliada com as demonstrações financeiras consolidadas da Companhia.

O EBITDA (sigla em inglês para LAJIDA – Lucro antes dos Juros, Impostos sobre Renda incluindo Contribuição Social sobre o Lucro Líquido, Depreciação e Amortização) é uma medição não contábil calculada pela Companhia em consonância com a Resolução CVM 156, e consiste no EBIT ajustado pelas despesas com depreciação e amortização, conciliada com as informações financeiras ou demonstrações financeiras consolidadas da Companhia.

O EBIT e o EBITDA não são medidas reconhecidas pelas Práticas Contábeis Adotadas no Brasil nem pelas Normas Internacionais de Relatório Financeiro ("IFRS"), não possuem significado padrão e podem não ser comparáveis a medidas de títulos semelhantes divulgadas por outras companhias. A Companhia utiliza o EBIT e o EBITDA como indicadores de performance para efeito gerencial.

A Margem EBITDA é calculada pela divisão do EBITDA pela Receita Operacional Líquida.

A tabela abaixo apresenta o EBITDA, o EBIT e a Margem EBITDA calculados com base nas demonstrações financeiras da Companhia referentes aos exercícios sociais encerrados em 31 de dezembro de 2023 e, para fins comparativos, 2022:

(Reais Mil)	**Exercício social 31/12/2023**	**Reapresentado Exercício social 31/12/2022**
EBITDA Resultado das Atividades + Depreciação e Amortização	5.076.754	4.181.869
EBIT Resultado das Atividades	3.694.714	2.948.772
MARGEM EBITDA EBITDA/ROL	23,64%	20,36%

Considerando que a Companhia é uma empresa integrada que atua em diversos segmentos, para uma melhor análise e acompanhamento do desempenho econômico operacional, a tabela abaixo apresenta o EBITDA por segmento de atuação da Companhia para os exercícios sociais encerrados em 31 de dezembro de 2023 e, para fins comparativos, 31 de dezembro de 2022:

EBITDA	Geração	Transmissão	Distribuição	Comercialização	Gas	Holding e Serviços	Reclassificações operações descontinuadas	Consolidado
Exercício social 31/12/2023	2.666.796	921.991	1.623.892	110.620	205.274	(206.353)	(245.466)	5.076.754
Exercício social 31/12/2022 (Reapresentado)	2.137.890	1.301.211	938.809	124.011	265.043	(549.746)	(35.349)	4.181.869

Dívida Líquida Ajustada

Além disso, a Companhia também utiliza a Dívida Liquida Ajustada como medição não contábil, que equivale ao total da Dívida (empréstimos e financiamentos + debêntures) deduzidas as Disponibilidades (caixa e equivalentes de caixa somado aos títulos e valores mobiliários que representam garantias de contratos de dívidas). A Dívida Líquida Ajustada não é uma medida de desempenho financeiro, liquidez ou endividamento reconhecida pelas práticas contábeis adotadas no Brasil (BR GAAP) nem pelo IFRS, emitidas pelo IASB, e não possuem um significado padrão. Neste sentido, outras empresas podem calcular a Dívida Líquida de maneira diferente da utilizada pela Companhia.

A tabela abaixo apresenta a Dívida Líquida Ajustada com os valores das demonstrações financeiras da Companhia referentes aos exercícios sociais encerrados em 31 de dezembro de 2023 e, para fins comparativos, 31 de dezembro 2022:

(Reais Mil)	Exercício social 31/12/2023	Exercício social 31/12/2022
Dívida Líquida Ajustada	8.922.358	9.485.066

EBITDA Ajustado e Margem do EBITDA Ajustado

O EBITDA Ajustado não é uma medida de desempenho financeiro elaborada segundo as práticas contábeis adotadas no Brasil, nem pelas normas do IFRS, emitidas pelo IASB, e tampouco devem ser considerados como alternativas ao lucro (ou prejuízo) líquido, indicadores do desempenho operacional, alternativas aos fluxos de caixa ou como indicadores de liquidez.

O EBTIDA Ajustado é calculado pela Companhia a partir do EBITDA, sem considerar as despesas não desembolsáveis e sem reflexo de caixa (depreciação e amortização), o resultado financeiro, os efeitos dos tributos e os eventos exclusivos e não recorrente que podem afetar as receitas ou despesas operacionais.

A Margem do EBITDA Ajustado é calculada pela divisão do EBITDA Ajustado pela Receita Operacional Líquida.

A tabela abaixo apresenta o EBITDA Ajustado[1] e a Margem do EBITDA Ajustado para o período dos últimos doze meses findo em 31 de dezembro de 2023 e, para fins comparativos, em 31 de dezembro de 2022:

EBITDA (R$ mil)	**Exercício social 31/12/2023**	**Exercício social 31/12/2022**
Ebitda Ajustado	5.830.342	5.523.474
Receita Operacional Líquida	22.456.616	21.927.721
Margem Ebitda Ajustado	***26,0%***	***25,2%***

EBITDA Ajustado para fins de *covenants*

O EBTIDA Ajustado para fins de *covenants* é uma medida não contábil utilizada para calcular a alavancagem e seu atendimento aos limites estabelecidos nos *covenants* previstos nas escrituras de emissão de debêntures da Companhia e suas controladas.

A tabela abaixo apresenta o EBITDA Ajustado para fins de *covenants* para os exercícios sociais encerrados em 31 de dezembro de 2023 e, para fins comparativos, 2022:

EBITDA ajustado para fins de covenants R$ Mil	**Exercício Social 31/12/2023**	**Exercício Social 31/12/2022**
Ebitda ajustado para fins de covenants	4.591.252	4.633.591

Dívida Líquida para fins de *covenants* e Índice de Alavancagem

A Dívida Líquida para fins de *covenants* é uma medida não contábil calculada pela Companhia. Para atendimento dos *covenants* previstos nos instrumentos de dívida da Companhia e suas controladas, a Companhia utiliza a Dívida Líquida, ajustada pela exclusão dos Títulos e Valores Mobiliários, com exceção das garantias prestadas no âmbito dos referidos instrumentos de dívida.

O índice de alavancagem da Companhia é calculado pela divisão da Dívida Líquida para fins de *covenants* pelo EBITDA Ajustado para fins de *covenants*.

[1] Considera os resultados das operações em descontinuidade. O EBITDA Ajustado das operações em continuidade para o exercício encerrado em 31/12/2023 é de R$ 5.076.754 mil e para o exercício encerrado em 31/12/2022 é de R$ 4.181.869 mil. A Receita Operacional Líquida das operações continuadas para o exercício encerrado em 31/12/2023 é de R$ 21.479.468 mil e para o exercício encerrado em 31/12/2022 é de R$ 20.535.341 mil. A margem líquida ajustada das operações em continuidade é de 23,6% e para o exercício encerrado em 31/12/2022 é 20,4%.

A tabela abaixo apresenta o índice de alavancagem da Companhia, calculado pela divisão da Dívida Líquida para fins de *covenants* pelo EBITDA Ajustado para fins de *covenants*, para os exercícios sociais encerrados em 31 de dezembro de 2023 e, para fins comparativos, 2022:

Consolidado	**Exercício Social 31/12/2023**	**Exercício Social 31/12/2022**
Dívida Líquida para fins de covenants	8.922.358	9.485.066
Ebitda ajustado para fins de covenants	4.591.252	4.633.591
Dívida Líquida para fins de covenants/Ebitda ajustado para fins de covenants	**1,94**	**2,05**

(b) fazer as conciliações entre os valores divulgados e os valores das demonstrações financeiras auditadas

EBIT, EBITDA e Margem do EBITDA

A tabela abaixo apresenta a conciliação do EBIT, do EBITDA e da Margem do EBITDA com os valores das demonstrações financeiras referentes aos exercícios sociais encerrados em 31 de dezembro de 2023 e, para fins comparativos, 31 de dezembro de 2022:

Cálculo do EBITDA (lucro antes dos juros, impostos, depreciação e amortização)	**Exercício social 31/12/2023**	**Reapresentado Exercício social 31/12/2022**
Lucro líquido do exercício	2.327.168	1.149.321
(-) Lucro líquido do exercício proveniente de operações descontinuadas	(191.501)	74.666
Lucro líquido do exercício proveniente de operações em continuidade	2.135.667	1.223.987
(+) IRPJ e CSLL	354.057	(281.099)
(+) Despesas (receitas) financeiras líquidas	1.204.990	2.005.884
EBIT	**3.694.714**	**2.948.772**
(+) Depreciação e amortização	1.382.040	1.233.097
EBITDA	**5.076.754**	**4.181.869**
Receita Operacional Líquida - ROL	21.479.468	20.535.341
Margem do EBITDA	**23,64%**	**20,36%**

Dívida Líquida Ajustada

A tabela abaixo apresenta a conciliação da Dívida Líquida com os valores das demonstrações financeiras referentes aos exercícios sociais encerrados em 31 de dezembro de 2023 e, para fins comparativos, 31 de dezembro de 2022:

(Reais Mil)	**Exercício social 31/12/2023**	**Exercício social 31/12/2022**
Empréstimos e Financiamentos (circulante e não circulante)	5.343.217	4.650.363
Debêntures (circulante e não circulante)	9.619.106	7.803.855
Dívida Bruta	**14.962.323**	**12.454.218**
(-) Caixa e equivalentes de caixa	(5.634.623)	(2.678.457)
(-) Títulos e valores mobiliários - garantias de contratos de dívidas	(405.342)	(290.695)
(-) Disponibilidades	**(6.039.965)**	**(2.969.152)**
Dívida Líquida (Dívida Bruta - Disponibilidades)	**8.922.358**	**9.485.066**

EBITDA Ajustado e Margem do EBITDA Ajustado

A tabela abaixo apresenta a conciliação do EBITDA Ajustado para os exercícios sociais encerrados em 31 de dezembro de 2023 e, para fins comparativos, 2022, com o objetivo de torná-lo melhor comparável entre os períodos no sentido de apresentar o resultado recorrente da Companhia:

Consolidado (R$ mil)	**Exercício social 31/12/2023**	**Exercício social 31/12/2022**
EBITDA	**5.076.756**	**4.181.863**
(-/+) Valor justo da compra e venda de energia	(5.046)	(32.748)
(-/+) Provisão (reversão) de *impairment* de ativos	(177.693)	7.361
(-/+) Bandeira tarifária sobre GD	-	(43.447)
(-/+) Reflexo s/ Provisão do PIS/Cofins	-	(58.119)
(-/+) Indenização abono terço adicional de férias	138.173	-
(-/+) Provisão p/ destinação de Créditos do PIS/Cofins	-	810.563
(-/+) Provisão/Reversão indenização PDV	610.057	(7.880)
(-/+) Provisões para Litígios	51.119	452.706
(-/+) Adesão ao Programa de Parcelamento Tributário - REFIS/PR		33.332
EBITDA AJUSTADO DAS OPERAÇÕES EM CONTINUIDADE	**5.693.366**	**5.343.631**
(-/+) Ebitda Ajustado Op. Descontinuadas Compagas e UEGA	136.976	179.843
EBITDA AJUSTADO	**5.830.342**	**5.523.474**
Receita Operacional Líquida	22.456.616	21.927.721
Margem Ebitda Ajustado	***26,0%***	***25,2%***

*GD: Geração Distribuída
PDV: Programa de Demissão Voluntária

(c) explicar o motivo pelo qual entende que tal medição é mais apropriada para a correta compreensão da sua condição financeira e do resultado de suas operações

A Companhia divulga o EBIT e o EBITDA observando as disposições da Resolução CVM 156.

O EBIT é utilizado pela Administração para analisar o lucro operacional, ou entender a capacidade da Companhia em gerar lucros a partir de suas operações, excluindo fatores externos, como pagamento de juros e impostos.

O EBITDA é utilizado pela Administração para medir o desempenho econômico operacional e a capacidade de satisfazer as obrigações e levantar recursos para investimentos e capital de giro, pois representa o potencial de fluxo de caixa operacional da Companhia.

A Margem EBITDA é utilizada pela Administração para medir a capacidade da Companhia de transformar a receita líquida em fluxo de caixa operacional potencial.

O EBTIDA Ajustado é utilizado pela Companhia para avaliar a capacidade operacional em gerar caixa, sem considerar as despesas não desembolsáveis e sem reflexo de caixa (depreciação e amortização), o resultado financeiro, os efeitos dos tributos e os eventos exclusivos que podem afetar as receitas ou despesas operacionais.

O EBTIDA Ajustado para fins de *covenants* é uma medida não contábil utilizada para calcular a alavancagem e seu atendimento aos limites estabelecidos nos *covenants* previstos nas escrituras de emissão de debêntures da Companhia e suas controladas.

A Companhia entende que a medição da Dívida Líquida é a melhor forma de quantificar a dimensão de sua dívida na medida em que subtrai da Dívida o total de caixa, equivalentes de caixa e aplicações financeiras restritas.

A Dívida Líquida para fins de *covenants* é uma medida não contábil utilizada pela Administração para atendimento dos *covenants* previstos nos instrumentos de dívida da Companhia e suas controladas.

O Índice de Alavancagem é calculado pela divisão da Dívida Líquida para fins de *covenants* pelo EBITDA Ajustado para fins de *covenants*, e serve como parâmetro de cálculo para fins da distribuição de dividendos da Companhia e para calcular a alavancagem da Companhia e seu atendimento aos limites estabelecidos nos *covenants* previstos nas escrituras de emissão de debêntures da Companhia e suas controladas.

As medidas não contábeis divulgadas neste Formulário de Referência representam informações adicionais às demonstrações financeiras consolidadas da Companhia, e não devem ser utilizados em substituição aos resultados reais, aos fluxos de caixa ou a posição patrimonial e financeira da

2.6 Identificar e comentar qualquer evento subsequente às últimas demonstrações financeiras de encerramento de exercício social que as altere substancialmente

Conforme Fato Relevante divulgado em 25 de janeiro de 2024, foi formalizado acordo relativo a processo arbitral em que os autores reclamavam indenizações em face da Companhia. O processo teve início em 2015 em decorrência de disputa relacionada a termo de compromisso celebrado entre os autores e a Copel em dezembro de 2012, e que, em conformidade com a legislação, tramitou em sigilo no Centro de Arbitragem e Mediação Brasil-Canadá.

Após negociações entre as partes, chegou-se à celebração de transação mediante homologação do juízo arbitral no sentido da quitação geral e recíproca entre todas as partes com o encerramento de forma definitiva da demanda. Foi acordado o pagamento pela Copel do valor de R$ 672.000 mil, em duas parcelas. A primeira parcela no valor de R$ 336.000 mil foi quitada em 31 de janeiro de 2024 e a segunda e última será atualizada pela Selic e quitada até 31 março de 2025. Durante todo o trâmite do procedimento arbitral, a Companhia realizou os melhores esforços para refutar os pedidos e mitigar os danos decorrentes das decisões que se sucederam até a fase de liquidação de sentença arbitral e, por fim, para alcançar o melhor acordo possível preservando os interesses da Copel. Em 31 de dezembro de 2023 havia provisão de litígio registrada no montante de R$ 629.056 mil.

2.7. Os diretores devem comentar a destinação dos resultados sociais, indicando:

Descrição	2023
a. Regras sobre retenção de lucros	Ao fim de cada exercício social, a Diretoria elabora as demonstrações financeiras previstas em lei, observando-se, quanto à retenção de lucros, as seguintes regras: (i) do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda; (ii) do lucro do exercício, 5% serão aplicados na constituição de reserva legal, que não excederá 20% do capital social; (iii) a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e (iv) outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.
a.i. valores das retenções de lucros	<u>Reserva legal</u>: R$ 112.940.551,28 <u>Reserva de retenção de lucros</u>: R$ 1.133.371.312,21
a.ii. Percentuais em relação aos lucros totais declarados	<u>Reserva legal</u>: 5% <u>Reserva de retenção de lucros</u>: 50,18%
b. Regras sobre distribuição de dividendos.	Nos termos do Estatuto Social da Companhia, os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio ("JCP"), que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei das S.A. Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração, poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a Política de Dividendos da Companhia ("<u>Política de Dividendos</u>") e sem prejuízo da posterior ratificação da Assembleia Geral. Os dividendos intermediários, intercalares e os juros sobre capital próprio distribuídos serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável. O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

Os lucros que deixarem de ser distribuídos serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.

Quando da distribuição de juros sobre capital próprio, o percentual previsto no caput será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.

Abaixo seguem as diretrizes para distribuição de dividendos definidas na Política de Dividendos:

1. A Assembleia Geral da Companhia deliberará sobre a destinação do lucro líquido do exercício, se existente, e a distribuição de dividendos/JCP, de acordo com a proposta apresentada pelos órgãos da administração da Companhia, a qual deverá ser elaborada nos termos da legislação e normas relacionadas, sempre observando os seguintes parâmetros:
   a) Dividendo obrigatório;
   b) Índice de Alavancagem Financeira (Dívida Líquida/EBITDA);
   c) Fluxo de Caixa Disponível (Caixa gerado pelas atividades operacionais, deduzido do caixa líquido utilizado pelas atividades de investimento) e;
   d) No mínimo dois eventos de pagamentos anuais.
2. A decisão de distribuição de dividendos/JCP, além dos resultados e condições financeiras da Companhia, também deverá considerar perspectivas futuras dos mercados de atuação, estratégias de investimento, *covenants* financeiros e outros fatores considerados relevantes.
3. Os acionistas detentores de ações preferenciais classe "A" e da classe "B" terão direito aos dividendos prioritários estabelecidos no Estatuto Social da Copel, os quais serão imputados ao Dividendo Obrigatório, conforme critérios estabelecidos no artigo 5º, parágrafo 6º do Estatuto Social da Companhia.
4. Conforme artigo 111, parágrafo 1º da Lei das S.A. e o Estatuto Social da Copel, as ações preferenciais adquirirão direito de voto se o pagamento do dividendo a que elas fazem jus não for realizado por três anos consecutivos.
5. Terão direito ao recebimento de dividendos/JCP os acionistas que estiverem inscritos como proprietários ou usufrutuários da ação na data definida no ato de declaração dos dividendos/JCP, nos termos da Política de Dividendos.
6. No dia seguinte à data de direito definida no ato de declaração dos dividendos/JCP, a ação será considerada ex-dividendos/JCP, observados os procedimentos operacionais da central depositária de ativos na qual as ações da Companhia estejam depositadas.

7. Em caso de distribuição de JCP, apenas o montante líquido dos tributos será considerado para fins do cálculo dos dividendos prioritários e do dividendo obrigatório.
8. A distribuição de proventos aos acionistas da Copel poderá ocorrer também na forma de bonificação em ações, sendo que, nesse caso deverá ser distribuída proporcionalmente ao número de ações que o acionista possui, de acordo com cada espécie de ação.
9. Os dividendos/JCP serão prescritos no prazo de 3 anos contados da data em que foram colocados à disposição do acionista, conforme artigo 287 da Lei das S.A.

Parâmetros para Distribuição de Dividendos Regulares

O cálculo dos dividendos regulares será baseado no Lucro Líquido Ajustado, nos termos da Lei das S.A., de acordo com parâmetros financeiros definidos no final de cada exercício social, conforme o seguinte critério:

a) Índice de Alavancagem Financeira entre 1,5x e 2,7x = 50% do Lucro Líquido Ajustado;
b) Índice de Alavancagem Financeira abaixo de 1,5x = 65% do Lucro Líquido Ajustado; e
c) Índice de Alavancagem Financeira acima de 2,7x = 25% do Lucro Líquido Ajustado (Mínimo Obrigatório).

Com o objetivo de preservar a capacidade de investimentos sustentáveis da Companhia, os valores calculados acima, exceto o dividendo mínimo obrigatório, estarão limitados ao valor do Fluxo de Caixa Disponível do mesmo exercício social, equivalente ao caixa gerado pelas atividades operacionais, deduzido do caixa líquido utilizado pelas atividades de investimento.

Forma de cálculo dos dividendos fixos ou mínimos:

As ações preferenciais classe "A" e classe "B" fazem jus a dividendos anuais mínimos não cumulativos pelo menos 10,0% maiores que os dividendos por ação pagos às ações ordinárias. As ações preferenciais classe "A" têm prioridade para recebimento de dividendos sobre as ações preferenciais classe "B", e as ações preferenciais classe "B" têm prioridade sobre as ações ordinárias. Na medida em que haja recursos disponíveis para tanto, os dividendos devem ser pagos na seguinte ordem:

1. Primeiro, os portadores de ações preferenciais classe "A" têm direito de receber dividendos mínimos iguais a 10,0% do capital acionário total representado pelas ações preferenciais classe "A" existentes ao final do exercício fiscal em relação ao qual os dividendos estão sendo declarados e que será imputado ao dividendo obrigatório;

2. Segundo, na medida em que haja montantes adicionais a serem distribuídos após todos os montantes alocados às ações preferenciais classe "A" terem sido pagos, os portadores de ações preferenciais classe "B" têm direito de receber dividendos mínimos por ação iguais (1) à distribuição obrigatória dividida pelo (2) número total de ações preferenciais classe "B" existente ao final do exercício fiscal em relação ao qual os dividendos estão sendo declarados; e 3. Terceiro, na medida em que haja montantes adicionais a serem distribuídos após todos os montantes alocados às ações classe A e às ações preferenciais classe "B" terem sido pagos, os portadores de ações ordinárias têm direito de receber uma importância por ação igual (1) à distribuição obrigatória dividida pelo (2) número total de ações ordinárias existente ao final do exercício em relação ao qual os dividendos tenham sido declarados, desde que os portadores de ações preferenciais classe "A" e classe "B" recebam dividendos pelo menos 10,0% maiores que os dividendos por ação pagos aos portadores de ações ordinárias.
c. Periodicidade das distribuições de dividendos.	Como regra geral, os acionistas da Companhia terão direito de receber dividendos anualmente, conforme deliberado pela Assembleia Geral. Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração, poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.
d. Eventuais restrições à distribuição de dividendos impostas por legislação ou regulamentação especial aplicável ao emissor, assim como contratos, decisões judiciais, administrativas ou arbitrais.	Existem restrições nos financiamentos e nas debêntures pertinentes a distribuição de dividendos, quando inadimplentes as obrigações contidas nestes instrumentos. Da mesma forma, existem restrições normativas setoriais a distribuição, quando determinados indicadores não são cumpridos.

2.8. Os diretores devem descrever os itens relevantes não evidenciados nas demonstrações financeiras do emissor, indicando:

(a) os ativos e passivos detidos pelo emissor, direta ou indiretamente, que não aparecem no seu balanço patrimonial (*off-balance sheet items*), tais como:

(i) carteiras de recebíveis baixadas sobre as quais a entidade não tenha retido nem transferido substancialmente os riscos e benefícios da propriedade do ativo transferido, indicando respectivos passivos

Não há carteiras de recebíveis baixadas sobre as quais a Companhia não tenha retido nem transferido substancialmente os riscos e benefícios da propriedade do ativo transferido não evidenciadas nos balanços patrimoniais da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2023.

(ii) contratos de futura compra e venda de produtos ou serviços

A Companhia possui compromissos firmados em contratos de compra, venda e transporte de energia, conforme informado na nota explicativa nº 36 das demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2023.

Tais compromissos relacionados a contratos de longo prazo ainda não foram incorridos e, portanto, não foram reconhecidos nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2023.

(iii) contratos de construção não terminada

A Companhia possui compromissos firmados para aquisição de ativos para obras no segmento de distribuição de energia elétrica, conforme informado na nota explicativa nº 36 das demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2023.

Tais compromissos relacionados a contratos de longo prazo ainda não foram incorridos e, portanto, não foram reconhecidos nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2023.

(iv) contratos de recebimentos futuros de financiamentos

Não há contratos de recebimentos futuros de financiamentos não evidenciados nos balanços patrimoniais da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2023.

2.9. Em relação a cada um dos itens não evidenciados nas demonstrações financeiras indicados no item 2.8:

(a) como tais itens alteram ou poderão vir a alterar as receitas, as despesas, o resultado operacional, as despesas financeiras ou outros itens das demonstrações financeiras da Companhia

Conforme informado no item 2.8 deste Formulário de Referência, a Companhia possui compromissos relacionados a contratos de longo prazo de compra, venda e transporte de energia (e respectivos compromissos firmados para aquisição de ativos para obras no segmento de distribuição de energia elétrica) que ainda não foram incorridos e, portanto, não foram reconhecidos nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2023.

Em razão de tais compromissos, o resultado operacional da Companhia será impactado pelo registro de receita de venda de energia e dos custos de compra e transporte de energia, quando tais receitas e custos forem efetivamente realizados em cumprimento aos referidos contratos.

Para as obras do segmento de distribuição, o impacto relevante deve ocorrer no ativo de contrato, na medida em que as aquisições de ativo sejam efetivamente realizadas e, posteriormente, no resultado, em decorrência da amortização do ativo.

(b) natureza e o propósito da operação

Os contratos de compra, venda e transporte de energia são firmados para atendimento às demandas da operação da Companha nos segmentos de geração, distribuição e comercialização de energia elétrica.

Os contratos de aquisição de ativos são firmados para atendimento às demandas de investimentos no segmento de distribuição de energia elétrica.

(c) natureza e montante das obrigações assumidas e dos direitos gerados em favor do emissor em decorrência da operação

O quadro abaixo apresenta o montante, em 31 de dezembro de 2023, das obrigações assumidas, e que não estão evidenciadas nas demonstrações financeiras da Companhia referentes ao exercício social encerrado em 31 de dezembro de 2023 pelos motivos já expostos anteriormente:

Em R$ mil	31.12.2023
Contratos de compra e transporte de energia	102.523.854
Aquisição de ativo para obras de distribuição de energia elétrica	1.741.146

2.10. Os diretores devem indicar e comentar os principais elementos do plano de negócios do emissor, explorando especificamente os seguintes tópicos:

(a) Investimentos, incluindo:

(i) descrição quantitativa e qualitativa dos investimentos em andamento e dos investimentos previstos

Geração:

No segmento de geração de energia elétrica, destaca-se:

- Usina Hidrelétrica Governador José Richa (GJR) - concluída a modernização dos reguladores eletrônicos de velocidade e tensão das quatro unidades geradoras. Com um investimento de R$10,4 milhões, o projeto foi iniciado em 2020 com execução concluída em 2022 e previsão de encerramento de contrato em junho de 2024. Esse projeto viabilizou a atualização tecnológica dos equipamentos e o consequente aumento da confiabilidade operacional da usina, maximizando disponibilidade e segurança do Sistema Interligado Nacional - SIN.

- Modernização da Usina Termelétrica de Figueira: a Companhia iniciou os trabalhos de modernização em 2015, visando aumentar sua eficiência e reduzir a emissão de gases e partículas resultantes da queima do carvão. Após dificuldades para execução das atividades por duas contratadas, que culminaram em rescisão contratual, em janeiro de 2021 a Copel contratou uma nova empresa para conclusão dos serviços de modernização. Os serviços e obras necessárias para a modernização da UTE Figueira foram desenvolvidos ao longo de 2021 e 2022 e, por meio do Despacho nº 3.502, de 06 de dezembro de 2022, a ANEEL liberou a unidade geradora da UTE Figueira para operação comercial a partir de 07 de dezembro de 2022, ficando restabelecida a operação comercial da usina. Em 30 de outubro de 2023, foi submetido ao Poder Concedente o pedido de desistência ao requerimento de prorrogação da concessão da usina, nos termos da Lei nº 12.783/2013, em virtude da diretriz do Conselho de Administração da Companhia, estabelecida no Planejamento Estratégico da Copel 2030, no sentido de descarbonizar portfólio atual e acelerar posicionamento em renováveis e nas avenidas da transição energética, por meio do Plano de Neutralidade em Carbono Copel. Em 27 de fevereiro de 2024, através do Despacho ANEEL 561/2024, a operação comercial da UTE Figueira foi suspensa.

- PCH Bela Vista: a pequena central hidrelétrica, localizada no rio Chopim, entre os municípios de Verê e São João, no Estado do Paraná, terá capacidade para gerar 29,81 MW. A PCH tem orçamento de R$ 224,0 milhões e beneficiará cerca de 100 mil consumidores. A obra iniciou-se em agosto de 2019 e teve entrada em operação comercial da primeira, segunda e terceira unidades geradoras em 12 de junho, 10 de julho

e 15 de agosto de 2021, respectivamente. A central geradora (Stream Diver) foi liberada para início da operação em teste a partir de 28.03.2023. Em 2023, foi concluída a implantação da quarta unidade geradora, que entrou em operação comercial em 07.06.2023, de forma antecipada ao prazo de suprimento dos contratos de venda de energia elétrica comercializados no 28º Leilão de Energia Nova (Leilão Aneel nº 003/2018).

- Complexo Eólico Jandaíra: em 18 de outubro de 2019, a Copel GeT, em consórcio com a subsidiária Cutia Empreendimentos Eólicos, participou do leilão de geração de energia nova A-6 e vendeu 14,4 MW médios, em contratos regulados ao preço original de R$ 98,00/MWh, do Complexo Eólico Jandaíra. O montante de energia vendida representa 30% da garantia física, sendo que o restante da energia foi comercializado por meio de contratos no ambiente livre de contratação. O contrato de venda de energia tem início de suprimento em 1 de janeiro de 2025, prazo de 20 anos, e reajuste anual pelo IPCA. Com um investimento estimado em R$ 412,0 milhões, o empreendimento, que tem 90,1 MW de capacidade instalada e garantia física de 46,9 MW médios, foi construído nos municípios de Pedra Preta e Jandaíra, no Estado do Rio Grande do Norte. Ao todo, foram instalados 26 aerogeradores divididos em quatro parques eólicos e foi construído também, junto aos parques, uma subestação e uma linha de transmissão de 16 km para escoar a energia elétrica a ser gerada para o SIN. De posse de todas as licenças necessárias, as obras civis tiveram início na primeira semana de janeiro de 2021. O complexo conta com 26 unidades geradoras (100% do parque gerador) em operação comercial.

- Solar Paraná: complexo com seis usinas fotovoltaicas na zona rural do Município de Bandeirantes, no Estado do Paraná, com potência somada de até 4,25 MW de potência instalada e enquadradas como Geração Distribuída, de acordo com a Resolução Normativa da ANEEL nº 482/2012, e suas posteriores revisões. Três usinas com potência de 3 MW atendem uma rede de farmácias do Estado do Paraná em autoconsumo remoto e entraram em operação em 15 de setembro de 2021. A implantação da potência remanescente está em avaliação pela administração da Solar Paraná GD.

- Complexos eólicos Santa Rosa & Mundo Novo e Aventura: em 30 de janeiro de 2023, a Companhia concluiu a aquisição de nove parques eólicos em operação, localizados nos Municípios de Touros e São Tomé, no Estado do Rio Grande do Norte, totalizando 260,4 MW de capacidade instalada, por R$ 1.005,2 milhões.

- UEG Araucária: iniciado o processo de desinvestimento de participação societária de 81,2% da Companhia na UEGA, com intenção de venda conjunta com a sócia Petróleos Brasileiros S.A. (Petrobras), por meio de procedimento competitivo, em sintonia com o Planejamento Estratégico Empresarial da Copel – Visão 2030 e com o processo de descarbonização da matriz de geração. O Contrato de Compra e Venda de Ações e Outras

Avenças (CCVA) foi assinado com a empresa Âmbar Energia S.A. em 14.12.2023, conforme Fato Relevante 20/23. Conforme Comunicado ao Mercado divulgado em 26.02.2024, a Copel recebeu da Petrobras a informação sobre o efetivo exercício do direito de *tag along* (venda conjunta) no desinvestimento na UEGA, em conformidade com os termos do CCVA, de modo que a usina termelétrica será alienada na totalidade das participações societárias. A conclusão da operação ainda está sujeita ao implemento de condições precedentes comuns nesse tipo de negócio, tais como a aprovação pelo Conselho Administrativo de Defesa Econômica.

- Renovação das Concessões das usinas GBM, GNB e GJR: em 24 de novembro de 2022, foi sancionada a Lei Estadual nº 21.272/2022, que autoriza o Estado do Paraná a realizar oferta pública de distribuição secundária de ações e/ou units, transformando a Copel em companhia de capital disperso e sem acionista controlador. Em decorrência dessa autorização legal, o Conselho de Administração da Copel aprovou a realização de estudos para viabilizar a renovação integral das concessões das usinas hidrelétricas GBM, GNB e GJR e avaliar alternativas de captação de recursos visando o pagamento dos respectivos bônus de outorga. A transformação da Copel em uma companhia de capital disperso e sem acionista controlador, ocorrida em 11 de agosto de 2023 possibilitou, nos termos da Lei nº 9.074/1995, a manutenção de 100% de participação da Companhia nas respectivas usinas.

<u>Transmissão:</u>

Os destaques no segmento de transmissão de energia elétrica são as obras provenientes das resoluções autorizativas, com o objetivo ampliar e melhorar as instalações existentes, tais como:

- Resolução Autorizativa nº 8.951/2020: Recapacitação de 28 km da LT 230 kV Pilarzinho - Santa Mônica de 693A para 861/990 A, para condição de operação normal e em emergência, respectivamente, envolvendo a troca de cabos condutores e de 61 torres, com investimento de R$ 19.075.367,14 e RAP de, aproximadamente, R$ 2,6 milhões, a partir da entrada em operação comercial. A obra encontra-se concluída e energizada desde 26 de fevereiro de 2023. No exercício de 2023, foi investido o valor aproximado de R$ 615.334,42.
- Resolução Autorizativa nº 9.564/2020: Instalação do 3° ATF 230/138-13,8 kV 150 MVA (novo). Adequações nos módulos de manobras nos setores 138 e 230 kV, com investimento de R$ 20.994.328,93 e RAP de, aproximadamente R$ 3,4 milhões, a partir da entrada em operação comercial. A obra encontra-se concluída e energizada desde 26 de abril de 2023. No exercício de 2023, foi investido o valor aproximado de R$ 2.543.382,29.

- Resolução Autorizativa nº 9.741/2021: Recapacitação da LT com troca dos cabos CAA 636 MCM Grosbeak existentes entre a SE CCO e a estrutura 15 na LT por cabo CAA TERN 795

MCM com substituição de estruturas metálicas, cadeias de ancoragem, cadeias de suspensão, jumpers e amortecedores de vibração dos cabos condutores visando aumento da capacidade de corrente para 969 A em longa duração e 1085 A em curta duração. Adequações no bay de EL 230 kV na SE Campo Comprido, com investimento de R$ 4.257.177,94 e RAP de, aproximadamente, R$ 0,6 milhões, a partir da entrada em operação comercial. A obra encontra-se concluída e energizada desde 21 de maio de 2023. No exercício de 2023, foi investido o valor aproximado de R$ 529.871,31.

Distribuição:

Os destaques no segmento de distribuição de energia elétrica são os investimentos destinados à expansão e modernização do sistema elétrico de distribuição, através da: (i) implantação de novas subestações, linhas de distribuição de alta tensão e linhas de distribuição de média e baixa tensão; (ii) aprimoramento do sistema de telemedição; e (iii) melhoria da qualidade de fornecimento de energia elétrica na área rural.

- Linhas e Subestações

Em 2023, foram conectadas subestações para reforçar o sistema elétrico de distribuição, melhorando a qualidade e aumentando a disponibilidade de energia aos consumidores. As obras de novas subestações e ampliações adicionaram aproximadamente 188 MVA ao sistema de distribuição e as novas linhas de alta tensão concluídas no período adicionaram 3.176 km em linhas de distribuição e transmissão.

- **Programa Transformação**

O Programa Transformação constitui um amplo plano de investimento com o objetivo de modernizar, automatizar e renovar a rede de distribuição e rede de comunicação privada com tecnologias padronizadas para atendimento aos equipamentos de automação.

Entre os benefícios esperados estão o reforço das redes rurais para reduzir desligamentos e garantir o suporte ao crescimento do agronegócio no Estado do Paraná, além da redução dos custos com serviços de operação e manutenção (O&M) e comerciais, e aprimoramento no controle dos indicadores de qualidade DEC e FEC.

O programa é composto por projetos para manutenção e expansão do sistema elétrico na área de concessão da Copel Distribuição, abrangendo a construção de, aproximadamente, 25 mil km de novas redes, 15 mil novos pontos automatizados e a implementação da tecnologia de redes inteligentes no estado do Paraná.

- **Redes elétricas inteligentes - REI**

O programa de redes elétricas inteligentes tem o objetivo de implantar uma rede de comunicação privada com tecnologia padronizada para atendimento de todos os equipamentos de automação da rede de distribuição e infraestrutura avançada de medição, e o uso de medidores de energia eletrônicos inteligentes.

Desta forma, a rede permite uma comunicação bidirecional entre os consumidores e os sistemas de controle centralizados utilizados pela Copel Distribuição.

O primeiro investimento com tecnologia de redes inteligentes nesse sentido foi concluído em 2018, como projeto piloto para validação da solução. A partir daí o projeto foi dividido nas Fases 1, 2 e 3 para levar, futuramente, a tecnologia a todos os municípios do Estado do Paraná.

- **Paraná Trifásico**

O projeto Paraná Trifásico representa a melhoria e renovação das redes de distribuição rurais na área de concessão da Companhia, com implantação de rede trifásica e criação de redundância nos principais ramais rurais.

Teve início em 2020 com o intuito de melhorar a qualidade de fornecimento, renovar os ativos e prover mais segurança aos empregados e à população.

Estão sendo realizadas interligações entre os alimentadores que impactam na melhoria da qualidade dos serviços ao consumidor e, na nos índices de qualidade que medem o número de horas e a frequência com que a consumidor permaneceu sem energia elétrica (DEC e FEC).

Ainda, uma nova tecnologia é utilizada, com cabos protegidos, que trazem maior segurança e reduzem o número de desligamentos. A conclusão do projeto está prevista para 2025.

- **Projeto Confiabilidade Total**

Iniciado em 2020 o projeto visa assegurar a modernidade nas operações da rede de energia a partir das seguintes premissas: a) manter a comunicação plena entre as equipes e a disponibilidade de equipamentos na rede; b) implementar automação nos equipamentos especiais; c) manter a totalidade de município da concessão com subestação (SE) ou chave especial; e d) ampliar os circuitos de rede e equipamento Self Healing. Até o final de dezembro de 2023 o projeto concluiu 84,35% do cronograma previsto.

- **Redes Compactas e Protegidas**

A Companhia vem implantando redes compactas predominantemente em áreas urbanas com elevado grau de arborização nas proximidades das redes de distribuição e redes protegidas exclusivamente em áreas rurais. As redes compactas evitam cortes e podas de árvores e melhoram a qualidade do fornecimento, pois reduzem o número de desligamentos.

As redes protegidas também melhoram a qualidade e a confiabilidade do sistema, pois evitam interrupções por contato com a vegetação ou outros objetos e intempéries. Ao final de dezembro de 2023, a extensão das redes compactas e protegidas instaladas era de 27.851 km (22.366 km em dezembro de 2022), acréscimo de 5.485 km, 24,52%, em doze meses.

- **Rede Secundária Isolada**

A Copel Distribuição também investe em redes secundárias isoladas em baixa tensão (127/220V), que apresentam vantagens significativas em relação à rede aérea convencional, tais como: melhorar os indicadores de Duração Equivalente de Interrupção por Unidade Consumidora - DEC e de Frequência Equivalente de Interrupção por Unidade Consumidora – FEC; dificultar o roubo de energia; melhorar as condições do meio ambiente; reduzir as áreas de podas; aumentar a segurança; reduzir a queda de tensão ao longo da rede; aumentar a vida útil dos transformadores pela redução do número de curtos-circuitos na rede, entre outras.

Ao final de dezembro de 2023, a extensão das redes de distribuição secundárias isoladas, instaladas, era de 22.827 km (21.896 km em dezembro de 2022), um acréscimo de 931 km, 4,25%, em doze meses.

Consolidado Contrato	Empresa	Destinação	Garantias	Data da emissão	Nº de parcelas	Vencimento final	Pagamento de encargos	Encargos financeiros do contrato a.a	Taxa efetiva de juros a.a	Valor do contrato	Dívida bruta	(-) Custo de transação	Dívida líquida
											31.12.2023		
MOEDA NACIONAL													
Banco do Brasil													
CCB 265.901.903	Copel DIS	Capital de giro.	Cessão de créditos	29.06.2022	2	24.06.2025	Trimestral	DI + spread 1,25%	DI + spread 2,14%	750.000	751.096	(10.043)	741.053
											751.096	**(10.043)**	**741.053**
Itaú Unibanco S.A													
[illegible]	[illegible]	Amortização parcial da 3ª (terceira), 4ª (quarta) e 5ª (quinta) emissões de debêntures da Emitente, e (ii) atendimento de	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Consolidado Contrato	Empresa	Destinação	Garantias	Data da emissão	Nº de parcelas	Vencimento final	Pagamento de encargos	Encargos financeiros do contrato	Taxa efetiva de juros	Valor do contrato	Dívida bruta	(-) Custo de transação	Dívida líquida
											31.12.2023		
BNDES													
820989.1	Copel GeT	Implementação da UHE Mauá.	Receita proveniente da comercialização de energia da usina.	17.03.2009	179	15.01.2028	Mensal	1,63% acima da TJLP		169.500	49.263	-	49.263
11209521	Copel GeT	Implantação de linha de transmissão entre as subestações Foz do Iguaçu e Cascavel Oeste.	Cessão fiduciária de direitos creditórios; receita proveniente da prestação de serviços de transmissão.	16.12.2011	169	15.04.2026	Mensal	1,82% e 1,42% acima da TJLP		44.723	7.909	-	7.909
1220768.1	Copel GeT	Implantação da PCH Cavernoso II.	Receita proveniente da comercialização de energia da usina.	28.09.2012	192	15.07.2029	Mensal	1,36% acima da TJLP		73.122	27.422	-	27.422
13211061	Copel GeT	Implantação da UHE Colíder.	Cessão fiduciária de direitos creditórios.	04.12.2013	192	15.10.2031	Mensal	0% e 1,49% acima da TJLP	6,43% e 7,68%	1.041.155	551.707	(2.313)	549.394
13210331	Copel GeT	Implantação da subestação Cerquilho III		03.12.2013	168	15.08.2028	Mensal	1,49% e 1,89% acima da TJLP		17.644	6.240	-	6.240
15206041	Copel GeT	Implantação de linha de transmissão Assis - Paraguaçu Paulista II		28.12.2015	168	15.06.2030	Mensal	2,42% acima da TJLP	9,04%	34.265	14.127	(279)	13.848
15205921	Copel GeT	Implantação de linhas de transmissão Londrina - Figueira e Salto Osório - Foz do Chopim C2		28.12.2015	168	15.12.2029	Mensal	2,32% acima da TJLP	8,93%	21.584	8.261	(171)	8.090
18205101	Copel GeT	Implantação da UHE Baixo Iguaçu		22.11.2018	192	15.06.2035	Mensal	1,94% acima da TJLP	8,50%	194.000	148.613	(2.953)	145.660
19207901- A+B+E+F+G+H	Copel GeT	Implantação das instalações de transmissão das linhas: SE Medianeira; SE Curitiba Centro e Curitiba Uberaba e SE Andirá Leste.	Cessão fiduciária de direitos creditórios.	03.06.2020	279	15.12.2043	Mensal	IPCA + 4,8165%	IPCA + 4,9570%	206.882	202.439	(2.292)	200.146
19207901- C+D+I+J	Copel GeT	Implantação das instalações de transmissão das linhas: Linha de Transmissão Curitiba Leste - Blumenal e Baixo Iguaçu - Realeza.		03.06.2020	267	15.12.2043	Mensal			225.230	190.270	-	190.270
14205611-C	Copel DIS	Preservação de negócios, melhorias, suporte operacional e investimentos gerais em expansão e consolidação de projetos e programas de Investimentos Sociais de Empresas (ISE)	Fiança da Copel; cessão fiduciária de receitas e direitos indenizatórios da concessão.	15.12.2014	113	15.06.2024	Mensal	6,0%		78.921	3.919	-	3.919
14.2.1271.1	Santa Maria	Construção e implantação de centrais geradoras eólicas	Fiança da Copel; penhor de ações; cessão fiduciária de direitos creditórios; cessão fiduciária de receitas.	01.06.2015	192	15.08.2031	Mensal	1,66% acima da TJLP	8,26%	71.676	30.490	(734)	29.756
14.2.1272.1	Santa Helena			01.06.2015	192	15.08.2031	Mensal	1,66% acima da TJLP	8,26%	82.973	33.082	(814)	32.269
11211521	GE Farol		Penhor de ações; cessão fiduciária de recebíveis provenientes de venda de energia elétrica produzidas pelo projeto; cessão fiduciária de máquinas e equipamentos	19.03.2012	192	15.06.2030	Mensal	2,34% acima da TJLP		54.100	26.207	-	26.207
11211531	GE Boa Vista			19.03.2012	192	15.06.2030	Mensal	2,34% acima da TJLP		40.050	19.374	-	19.374
11211541	GE S.B. do Norte			19.03.2012	192	15.06.2030	Mensal	2,34% acima da TJLP		90.900	43.939	-	43.939
11211551	GE Olho D'Água			19.03.2012	192	15.06.2030	Mensal	2,34% acima da TJLP		97.000	46.927	-	46.927
18204611	Cutia		Penhor de ações; cessão fiduciária de direitos creditórios	10.10.2018	192	15.07.2035	Mensal	2,04% acima da TJLP	8,37%	619.405	521.972	(9.226)	512.747
13212221 - A	Costa Oeste	Implantação de linha de transmissão entre as subestações Cascavel Oeste e a Umuarama Sul e implantação da subestação Umuarama Sul	Cessão fiduciária de direitos creditórios; 100% das ações penhoradas	03.12.2013	169	30.11.2028	Mensal	1,95% + TJLP		27.634	10.779	-	10.779
13212221 - B	Costa Oeste			03.12.2013	106	30.09.2023	Mensal	3,5%		9.086	-	-	-
14205851 - A	Marumbi	Implantação de linha de transmissão entre as subestações Curitiba e Curitiba Leste e implantação da subestação Curitiba Leste		08.07.2014	168	30.06.2029	Mensal	2,00% + TJLP		33.460	14.513	-	14.513
14205851 - B	Marumbi			08.07.2014	106	30.04.2024	Mensal	6,0%		21.577	755	-	755
											1.958.207	**(18.781)**	**1.939.426**
Total moeda nacional											**5.387.975**	**(44.760)**	**5.343.215**
											5.387.975	**(44.760)**	**5.343.215**
												Circulante	**675.980**
												Não Circulante	**4.667.236**

(1) - IPCA utilizado no cálculos do juros e não na atualização do principal

(a) Nota Comercial, série única, para distribuição pública com esforços restritos. Fiadora: Copel. Agente fiduciário: Pentágono S.A. DTVM.

Debêntures

Empresa	Emissão	Caracte-rísticas	Destinação	Garantias	Data da emissão	Nº de parcelas	Vencimento final	Pagamento de encargos	Encargos financeiros do contrato a.a	Taxa efetiva de juros a.a	Valor do contrato	Dívida bruta	(-) Custo de transação	Dívida líquida
												31.12.2023		
Copel GeT	5ª	(b)	Reembolso de gastos de construção das Linhas de Transmissão Araraquara II - Taubaté, Assis - Londrina e Foz do Chopim.	Fidejussória	25.09.2018	3	15.09.2025	Semestral	IPCA + 7,6475%	IPCA + 8,3295%	290.000	157.327	(2.822)	154.505
	6ª, série 1	(c)	Resgate antecipado total da 5ª emissão de notas promissórias e pagamento parcial da 2ª parcela de amortização da 2ª emissão de debêntures.		15.07.2019	2	15.07.2024	Semestral	100,0% da taxa DI	111,25% do DI	600.000	424.292	(1.621)	422.671
	6ª, série 2		Reembolso de gastos com os projetos UHE Colíder e UHE Baixo		15.07.2019	1	15.07.2025	Semestral	IPCA + 3,90%	IPCA + 4,46%	200.000	263.113	(2.596)	260.517
	7ª, série 1		Reforço do capital de giro da Emissora; amortização e/ou o reembolso de caixa de parcela de principal da 3ª e 4ª emissão de debêntures.		15.10.2021	2	15.10.2026	Semestral	DI + spread 1,30%	DI + spread 1,45%	1.100.000	1.160.255	(7.200)	1.155.074
	7ª, série 2		Investimentos para expansão, renovação ou melhoria e/ou reembolso de despesas no âmbito dos Projetos: Melhorias da Usina Gov. Bento Munhoz da Rocha Netto; Implantação dos Ativos do Lote "E", do Leilão Aneel nº 05/2015; Aportes na Mata de Santa Genebra Transmissão S.A. e Baía Vista Geração de Energia S.A.		15.10.2021	3	15.10.2031	Semestral	IPCA + 5,7106%	IPCA + 6,1033%	366.667	416.456	(13.823)	402.633
	8ª, série 1	(c)	Aquisição dos Complexos Eólicos Santa Rosa & Mundo Novo (SRMN) e Aventura (Complexos Eólicos e aquisição complexos eólicos, respectivamente), localizados no estado do Rio Grande do Norte, nos municípios de Touros e São Tomé, que totalizam 260,4 MW de capacidade instalada.		15.01.2023	2	15.01.2030	Semestral	DI + spread 1,40%	DI + spread 1,41%	1.100.000	1.168.465	(2.580)	1.165.885
	8ª, série 2		Reembolso de despesas de investimentos e/ou de aportes no âmbito dos Projetos das Centrais Geradoras Eólicas denominadas Jandaíras I, II, III e IV.		15.01.2023	3	15.01.2035	Semestral	IPCA + 6,0226%	IPCA + 7,5017%	200.000	214.426	(7.714)	206.712
Copel Dis	5ª, série 1	(c)	Investimento para expansão, renovação ou melhoria e reembolso de despesas da rede de distribuição de energia elétrica da Emissora vinculada ao contrato de concessão nº 46/1999 da Aneel.	Fidejussória	15.11.2019	3	15.11.2027	Semestral	IPCA + 4,20%	IPCA + 4,61%	500.000	647.092	(6.090)	641.003
	6ª, série 1		Reforço do capital de giro da Emissora e a amortização da primeira parcela de principal das debêntures de cada uma das seguintes emissões da Emissora: 3ª, 4ª e 5ª Emissão.		16.06.2021	2	15.06.2026	Semestral	CDI + 1,95%	CDI + 2,02%	1.000.000	1.004.566	(15.799)	988.767
	6ª, série 2		Investimentos para expansão, renovação ou melhoria e/ou reembolso de despesas da rede de distribuição de energia elétrica da Emissora, vinculada ao Contrato de concessão nº 46/1999 da Aneel.		16.06.2021	3	15.06.2031	Semestral	IPCA + 4.7742%	IPCA + 5.1564%	500.000	585.696	(11.942)	573.754
	7ª, série 1	(c)	Reforço de Capital de giro da Emissora; resgate das debêntures da 3ª emissão; amortização da 2ª parcela de principal das 4ª e 5ª emissão.		15.05.2022	2	15.05.2025	Semestral	CDI + 1,21%	CDI + 1,28%	300.000	304.505	(1.169)	303.336
	7ª, série 2				15.05.2022	2	15.05.2027	Semestral	CDI + 1,36%	CDI + 1,42%	501.450	315.149	(10.803)	304.346
	7ª, série 3		Investimentos para expansão, renovação ou melhoria e/ou reembolso de despesas da rede de distribuição de energia elétrica da Emissora, vinculada ao Contrato de concessão nº 46/1999 da Aneel.		15.05.2022	3	15.05.2032	Semestral	IPCA + 6,1732%	IPCA + 6,6587%	298.550	315.816	(8.417)	307.399
	8ª, série 1	(c)	Exclusivamente para reforço de caixa para atendimento dos compromissos da Emissora	Fidejussória	15.06.2023	1	15.06.2024	Semestral	CDI + 1,45%	CDI + 1,60%	400.000	401.104	(888)	400.216
	8ª, série 2		Exclusivamente para amortização do principal e dos juros devidos no âmbito da "Escritura Particular da 4ª (quarta) Emissão de Debêntures, e o valor remanescente, se houver, para reforço de caixa para atendimento dos compromissos da Emissora		15.06.2023	2	15.06.2027	Semestral	CDI + 2,00%	CDI + 2,14%	800.000	803.723	(3.276)	800.447
	8ª, série 3		Exclusivamente para reforço de caixa para atendimento dos compromissos da Emissora		15.06.2023	1	15.06.2028	Semestral	CDI + 2,25%	CDI + 2,35%	400.000	401.891	(1.685)	400.206
Brisa Potiguar	2ª, série 1	(d)	Implantação de centrais geradoras eólicas	Real e fidejussória e penhor de ações da Copel GeT	24.03.2016	192	15.07.2032	Mensal	TJLP + 2,02%	-	147.575	92.144	-	92.144
	2ª, série 2	(d)			24.03.2016	192	15.07.2032	Mensal	IPCA + 9,87%	IPCA + 10,92%	153.258	118.146	(648)	117.498
Cutia	1ª	(b)	Construção e implantação de centrais geradoras eólicas.	Fidejussória	20.03.2019	26	15.12.2031	Semestral	IPCA + 5,8813%	IPCA + 6,83%	360.000	346.955	(18.825)	328.130
												3.730.006	(110.900)	3.619.106
													Circulante	1.225.649
													Não circulante	2.393.457

(a) Debêntures simples, série única, não conversíveis em ações, da espécie quirografária, para distribuição pública com esforços restritos de colocação, nos termos da Instrução CVM nº 476. Interveniente garantidora: Copel. Agente fiduciário: Pentágono S.A. DTVM.

(b) Debêntures simples, série única, não conversíveis em ações, da espécie com garantia real com garantia adicional fidejussória, para distribuição pública com esforços restritos de distribuição, nos termos da Instrução CVM nº 476. Interveniente garantidora: Copel. Agente fiduciário: Pentágono S.A. DTVM.

(c) Debêntures simples, duas séries, não conversíveis em ações, da espécie quirografária, para distribuição pública com esforços restritos de colocação, nos termos da Instrução CVM nº 476. Interveniente garantidora: Copel. Agente fiduciário: Pentágono S.A. DTVM.

(iii) desinvestimentos relevantes em andamento e desinvestimentos previstos

- **Alienação da participação da Copel Geração e Transmissão S.A. e da Companhia Paranaense de Energia na UEGA**

Em 14.12.2023, a COPEL divulgou o Fato Relevante 20/2023, comunicando que assinou o Contrato de Compra e Venda de Ações (CCVA) da participação societária total de 81,2% na UEGA com a Âmbar Energia S.A.. A assinatura do CCVA deriva da aceitação da proposta vinculante recebida pela Companhia no valor total ("Enterprise Value") de R$ 395,0 milhões, na data-base de 30.09.2023, sendo o "Equity Value" de R$ 358,0 milhões, considerando uma dívida liquida de R$ 37,0 milhões na mesma data base. Dessa forma, o valor da transação equivalente à participação da Copel no ativo é de R$ 290,7 milhões, conforme detalhado na tabela a seguir:

	Total Ativo	Participação Copel Total	Participação Copel GeT	Participação Copel Holding
Data Base:	**100,0%**	**81,2%**	**60,9%**	**20,3%**
Enterprise Value	395,0	320,7	240,6	80,2
Dívida Líquida	37,0	30,0	22,5	7,5
Equity Value	358,0	290,7	218,0	72,7

Conforme Comunicado ao Mercado divulgado em 26.02.2024, a Copel recebeu da Petrobras a informação sobre o efetivo exercício do direito de *tag along* (venda conjunta) no desinvestimento na UEGA, em conformidade com os termos do CCVA, de modo que a usina termelétrica será alienada na totalidade das participações societárias. A conclusão da operação ainda está sujeita ao implemento de condições precedentes comuns nesse tipo de negócio, tais como a aprovação pelo Conselho Administrativo de Defesa Econômica. O desinvestimento desse ativo faz parte do processo de descarbonização da matriz de geração, fortalecendo os pilares para a perenidade e o crescimento sustentável dos negócios, além de estar aderente ao Planejamento Estratégico Empresarial da Copel – Visão 2030.

- **Alienação da participação da Companhia Paranaense de Energia na Carbocampel**

Em 14.12.2023, a Companhia assinou contrato de compra e venda de ações para alienação de sua participação societária de 49% (quarenta e nove porcento) na CARBOCAMPEL, sociedade anônima fechada, inscrita no CNPJ/MF sob o nº 03.793.055/0001-94, com sede na Cidade de Figueira, Estado do Paraná, titular dos Direitos de Pesquisa Minerária de uma mina de carvão, ainda não explorada, na mesma região. O valor total (100%) da operação é de R$ 3.980.393,00 para a data-base de 15 de fevereiro de 2023. A operação ainda está sujeita ao implemento de condições precedentes comuns nesse tipo de negócio.

O desinvestimento desse ativo faz parte do processo de descarbonização da matriz, fortalecendo os pilares para a perenidade e o crescimento sustentável dos negócios, além de estar aderente ao Planejamento Estratégico Empresarial da Copel – Visão 2030.

- **Alienação da participação da Companhia Paranaense de Energia na Compagas**

Conforme Fato Relevante 16/2023, a COPEL comunicou aos seus acionistas e ao mercado em geral que, em continuidade ao Fato Relevante 09/22, o Conselho de Administração aprovou a contratação das assessorias necessárias para estruturação e execução do projeto de potencial desinvestimento na Compagas. A Compagas é companhia controlada pela Copel, que é titular de 51% do capital social total e votante. O potencial desinvestimento está em sintonia com o Planejamento Estratégico Empresarial da Copel – Visão 2030, fortalecendo os pilares para a perenidade e o crescimento sustentável dos negócios com foco em energia elétrica. O processo de potencial desinvestimento se encontra em andamento, com expectativa de conclusão no primeiro semestre de 2024.

(b) desde que já divulgada, indicar a aquisição de plantas, equipamentos, patentes ou outros ativos que devam influenciar materialmente a capacidade produtiva do emissor

<u>Geração:</u>

- Complexos eólicos Santa Rosa & Mundo Novo e Aventura: em 30 de janeiro de 2023, a Companhia concluiu a aquisição de nove parques eólicos em operação, localizados nos Municípios de Touros e São Tomé, no Rio Grande do Norte, totalizando 260,4 MW de capacidade instalada, por R$ 1.005,2 milhões.

- Renovação das Concessões das usinas GBM, GNB e GJR: em 24 de novembro de 2022 foi sancionada a Lei Estadual nº 21.272/2022, que autoriza o Estado do Paraná a realizar oferta pública de distribuição secundária de ações e/ou units, transformando a Copel em companhia de capital disperso e sem acionista controlador. Em decorrência dessa autorização legal, o Conselho de Administração da Copel aprovou a realização de estudos para viabilizar a renovação integral das concessões das usinas hidrelétricas GBM, GNB e GJR e avaliar alternativas de captação de recursos visando o pagamento dos respectivos bônus de outorga, estipulado em R$ 3.719,0 milhões, conforme Portaria Interministerial do Ministério de Minas e Energia e do Ministério da Fazenda nº 01, de 30 de março de 2023.

Ainda, com relação a esse processo, em 24 de maio de 2023 foi publicado o aviso de abertura da consulta pública 016/2023 pela ANEEL, para contribuições até 15 de junho de 2023, para obter subsídios para o aprimoramento da minuta do contrato de concessão que regulará, nos termos do Decreto nº 9.271/2018 e após a potencial transformação da Copel em "Corporação", a nova concessão de exploração da UHE Governador Ney Aminthas de Barros Braga (Segredo) e da UHE Governador José Richa (Salto Caxias), bem como para aprovar as alterações na minuta do contrato de concessão que regulará a outorga da UHE Governador Bento Munhoz (Foz do Areia), aprovada pelo Despacho nº 600/2022, de forma que passe a refletir o disposto na Portaria Interministerial MME/ME nº 01/2023 e na Portaria MME nº 726/2023.
Em 11 de agosto de 2023 ocorreu a liquidação financeira da oferta base secundária de ações de titularidade do Estado do Paraná e da oferta base primária de novas ações da Copel, transformando a Copel em sociedade anônima de capital disperso e sem acionista controlador (Corporação). Em decorrência dessa operação, a Copel cumpriu com os requisitos para fins de obtenção de novos contratos de concessão para as usinas GBM, GNB e GJR, nos termos da Lei nº 9.074/1995. Os novos contratos de concessão serão celebrados com o Poder Concedente em 2024.

Distribuição:

O segmento de distribuição traz como preceito o atendimento a uma área de concessão pré-determinada, o que acarreta o fato de que, salvo raras exceções em que uma distribuidora encampa uma nova área de concessão, a área de atuação permanece estanque por um longo período.

Sendo assim, a expansão não ocorre por meio de aquisições de novas plantas ou equipamentos que ampliam geograficamente ou substancialmente sua produção, mas sim, de forma incremental e contínua dos ativos disponibilizados para prestação do serviço, em sua área de concessão.

Nesta esteira, uma das formas de mensurar a 'capacidade produtiva' de uma distribuidora seria por meio de sua base de ativos (Base de Remuneração Regulatória – BRR). O programa de investimentos da Copel Distribuição alocou mais de R$ 5,0 bilhões entre 2021 e 2023 e prevê alocar outros R$ 2,0 bilhões em 2024 para renovação de ativos depreciados, automação da rede e digitalização, com expectativa de alcançar uma base de remuneração da ordem de R$ 14,0 bilhões ao fim de 2024. Isso representa um crescimento superior a 65% em relação ao valor da BRR no fechamento do ciclo tarifário anterior, encerrado em 2020.

Tal volume de investimento ocorre em paralelo com a execução eficiente de um plano agressivo de melhoria operacional e redução de custos, resultando em aumento futuro da receita e da qualidade do serviço.

(c) novos produtos e serviços, indicando:

(i) descrição das pesquisas em andamento já divulgadas

Conforme legislação, as concessionárias e permissionárias de geração, transmissão e distribuição de energia elétrica estão obrigadas a destinar anualmente o percentual de 1% de sua Receita Operacional Líquida – ROL para projetos de pesquisa, desenvolvimento e inovação (PDI) e em programa de eficiência energética (PEE).

Em 2023, a Copel Geração e Transmissão S.A. investiu na execução de 18 projetos de PDI, dos quais em 3 projetos participou de forma cooperada com outras empresas. O destaque deste período está na efetivação do licenciamento do equipamento MEDCAP (royalties de R$ 80.292,22), que já se encontra disponível no mercado, e do comissionamento de um transformador na usina GPS construído de acordo com metodologia de projeto inovadora, baseada no uso de óleo vegetal isolante e papel híbrido, agregando aumento de 30% na sua vida útil e reduzindo possíveis impactos ao meio ambiente.

Já a Copel Distribuição investiu em 23 projetos de P&D e 191 projetos de PEE. Os principais destaques foram: "Ferramenta de Planejamento Ótimo de Comunicação", "Estimativa e Classificação de Riscos de Desligamentos em Redes de Distribuição de Energia Utilizando Previsões Meteorológicas de Curto Prazo" e "Middleware Aberto e Sistema de Gestão de Energia para a Casa do Futuro". No PEE, os destaques foram os projetos de iluminação pública em Francisco Beltrão e a Chamada Prioritária, que está realizando ações de eficiência energética em 41 hospitais do estado.

(ii) montantes totais gastos pelo emissor em pesquisas para desenvolvimento de novos produtos ou serviços

No exercício encerrado em 31 de dezembro de 2023, a Copel GeT aplicou R$22,8 milhões em PDI e a Copel Distribuição aplicou R$ 14,7 milhões em PDI e R$ 82,3 milhões em PEE.

(iii) projetos em desenvolvimento já divulgados

As informações referentes aos projetos em PDI da Companhia foram divulgados no item (i) acima.

(iv) montantes totais gastos pelo emissor no desenvolvimento de novos produtos ou serviços

As informações referentes aos montantes totais gastos pela Companhia em PDI no desenvolvimento de novos produtos ou serviços foram divulgados no item (ii) acima.

(d) oportunidades inseridas no plano de negócios do emissor relacionadas a questões ASG

Em 19 de agosto de 2022, o Conselho de Administração da Copel aprovou a visão estratégica de longo prazo da Companhia, horizonte 2030, aplicável à Holding e Unidades de Negócio.

Um dos objetivos basilares da estratégia da Companhia é reforçar sua vocação ESG por meio de iniciativas como:

(i) Descarbonizar integralmente seu portfólio atual de geração, passando dos atuais 95% para 100% de fontes renováveis, com o desinvestimento em fontes térmicas e expansão notadamente em energia eólica e solar.

(ii) Acelerar posicionamento nas avenidas da transição energética, investindo em geração distribuída (a partir de fontes solares) e em soluções voltadas à eficiência energética e mobilidade elétrica em sua área de atuação.

Por sua vez, a Companhia traduz sua estratégia de longo prazo em Planos Anuais. No Plano 2024, aprovado pelo Conselho de Administração em 13 de dezembro de 2023, além de fortalecer o alinhamento com os Temas Materiais da Copel, foram previstas as possibilidades das seguintes iniciativas de natureza ESG:

- Alcançar 100% de geração de energia a partir de fontes renováveis, desinvestindo nas duas termoelétricas que integram o atual portfólio da Companhia.

- Expandir o sistema de distribuição de energia da Copel com uso de redes elétricas inteligentes, mediante aplicação de tecnologias que automatizam o sistema, tornando-o mais eficiente, seguro e confiável, além de possibilitar ao cliente o controle do consumo de energia por meio de aplicativo.

2.11 Comentar sobre outros fatores que influenciaram de maneira relevante o desempenho operacional e que não tenham sido identificados ou comentados nos demais itens desta seção

Publicidade e Patrocínio

a) Critérios utilizados pela Copel para utilização de recursos com publicidade, patrocínios, parcerias e convênios:

Além da comunicação institucional sobre os negócios e serviços da Companhia, sua utilidade pública e a prestação de contas da administração, as iniciativas de publicidade e patrocínio da Copel também observam o previsto na Resolução ANEEL nº 1000/2021, que estabelece que as concessionárias de prestação do serviço público de distribuição de energia elétrica devem desenvolver e implementar, em caráter rotineiro e de maneira eficaz, campanhas com vistas a:

(i) informar ao consumidor, em particular e ao público em geral, sobre os cuidados especiais que a energia elétrica requer no seu uso;
(ii) divulgar os direitos e deveres específicos do consumidor de energia elétrica; e
(iii) orientar sobre o uso racional da energia elétrica.

Os investimentos em publicidade e patrocínio feitos pela Copel antes da desestatização observaram os parâmetros estabelecidos pela Lei 13.303/2016 ("Lei das Estatais"). Após a sua transformação numa companhia de capital disperso e sem acionista controlador em agosto de 2023, a empresa ficou desobrigada de atender a referida lei.

A Copel faz apoios financeiros a projetos, eventos e atividades de iniciativa de terceiros, de cunho cultural, socioambiental, esportivo, educacional, técnico-científico, inovação ou estratégico, mediante contrapartidas de divulgação que gerem (a) reconhecimento da atuação da Copel, (b) agreguem valor à sua marca, e (c) incrementem vendas e disseminem o seu nome, promovendo e ampliando o relacionamento junto aos públicos de interesse e colaborando para o cumprimento da sua função social, conforme previsto nas políticas internas.

Os patrocínios seguem a Política de Patrocínios da Copel e são aprovados por uma Comissão de Análise de Patrocínios.

b) Valores gastos pela Copel com publicidade, patrocínios, parcerias e convênios:

Abaixo encontram-se discriminados os investimentos realizados pela Companhia e suas controladas em publicidade, patrocínios, parcerias e convênios em 2023:

COPEL
Companhia Paranaense de Energia

INFORMAÇÕES COMPLEMENTARES À PROPOSTA DA DIRETORIA PARA A DESTINAÇÃO DO LUCRO LÍQUIDO VERIFICADO NO EXERCÍCIO DE 2022, DE ACORDO COM O ANEXO A DA RESOLUÇÃO CVM 81/22.

1. Informar o lucro líquido do exercício:
   R$ 2.258.811.025,50 (dois bilhões, duzentos e cinquenta e oito milhões, oitocentos e onze mil, vinte e cinco reais e cinquenta centavos)

2. Informar o montante global e o valor por ação dos dividendos, incluindo dividendos antecipados e juros sobre o capital próprio já declarados:

   2.1 Juros sobre o Capital Próprio, imputado ao dividendo obrigatório, no valor de **R$913.840.073,51 (novecentos e treze milhões, oitocentos e quarenta mil, setenta e três reais e cinquenta e um centavos)** deliberados na 242ª Reunião do Conselho de Administração de 20.09.2023 que aprovou, em consonância com o Estatuto Social e a Política de Dividendos, a distribuição dos proventos sob a forma de Juros sobre o Capital Próprio - JSCP, imputado ao dividendo obrigatório, dos quais:

   R$456.920.036,75 (quatrocentos e cinquenta e seis milhões, novecentos e vinte mil, trinta e seis reais e setenta e cinco centavos) foram pagos em 30.11.2023

   R$ 0,14500531 por ação ordinária – ON
   R$ 0,15950586 por ação preferencial classe "A" – PNA
   R$ 0,15950586 por ação preferencial classe "B" - PNB
   R$ 0,78302875 por UNIT

   R$456.920.036,76 (quatrocentos e cinquenta e seis milhões, novecentos e vinte mil, trinta e seis reais e setenta e seis centavos) com pagamento a ser realizado em 28.06.2024

   R$ 0,14500531 por ação ordinária – ON
   R$ 0,15950586 por ação preferencial classe "A" – PNA
   R$ 0,15950586 por ação preferencial – PNB
   R$ 0,78302875 por UNIT

   2.2 **R$ 44.159.926,49 (quarenta e quatro milhões, cento e cinquenta e nove mil, novecentos e vinte e seis reais e quarenta e nove centavos)** com base na reserva de retenção de lucros de exercícios anteriores não capitalizadas, com pagamento a ser realizado em 28.06.2024

   R$ 0,01401431 por ação ordinária – ON
   R$ 0,01541576 por ação preferencial classe "A" – PNA
   R$ 0,01541576 por ação preferencial classe "B" – PNB

1

Proposta da Administração para 210ª AGE e 69ª AGO

COPEL
Companhia Paranaense de Energia

R$ 0,07567735 por UNIT

3. Informar o percentual do lucro líquido do exercício distribuído:
Considerando os valores já declarados e os dividendos adicionais propostos à AGO, os valores distribuídos com base no resultado do exercício e com base nas reservas existentes correspondem a:
48,22% do lucro líquido do exercício
50,00% do lucro líqudo ajustado conforme NE 29.4

4. Informar o montante global e o valor por ação de dividendos distribuídos com base em lucro de exercícios anteriores:

R$ 44.159.926,49 (quarenta e quatro milhões, cento e cinquenta e nove mil, novecentos e vinte e seis reais e quarenta e nove centavos) com base na reserva de retenção de lucros de exercícios anteriores não capitalizadas, com pagamento a ser realizado em 28.06.2024

R$ 0,01401431 por ação ordinária – ON
R$ 0,01541576 por ação preferencial classe "A" – PNA
R$ 0,01541576 por ação preferencial classe "B" – PNB
R$ 0,07567735 por UNIT

5. Informar, deduzidos os dividendos antecipados e juros sobre capital próprio já declarados:

a. O valor bruto de dividendo e juros sobre capital próprio, de forma segregada, por ação de cada espécie e classe.

Dividendo complementar no valor de **R$ 131.211.385,72 (cento e trinta e um milhões, duzentos e onze mil, trezentos e oitenta e cinco reais e setenta e dois centavos)** cuja declaração pe proposta a esta AGO e a serem pagos em 28.06.2024, se aprovados:

R$ 0,04154092 por ação ordinária – ON
R$ 0,14592215 por ação preferencial classe "A" – PNA
R$ 0,04569505 por ação preferencial classe "B" – PNB

b. A forma e o prazo de pagamento dos dividendos e juros sobre capital próprio.
Crédito em conta corrente bancária (conforme dados de cadastro do acionista junto ao seu agente de custódia) com pagamento a ser realizado em 28.06.2024. Para os acionistas cujo cadastro não esteja atualizado, os valores somente serão creditados depois da atualização cadastral, nos prazos determinados pelo custodiante.

c. Eventual incidência de atualização e juros sobre os dividendos e juros sobre capital próprio.
Não haverá incidência de juros nem de atualização.

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Proposta da Administração para 210ª AGE e 69ª AGO

COPEL
Companhia Paranaense de Energia

d. Data da declaração de pagamento dos dividendos e juros sobre capital próprio considerada para identificação dos acionistas que terão direito ao seu recebimento.

- Declarado em 22/04/2024;
- Ações com direito em 22/04/2024 (inclusive);
- *EX-DIVIDENDOS* a partir de 23/04/2023 (inclusive).

6. Caso tenha havido declaração de dividendos ou juros sobre capital próprio com base em lucros apurados em balanços semestrais ou em períodos menores:

a. Informar o montante dos dividendos ou juros sobre capital próprio já declarados.

R$913.840.073,51 (novecentos e treze milhões, oitocentos e quarenta mil, setenta e três reais e cinquenta e um centavos) deliberados na 242ª Reunião do Conselho de Administração de 20.09.2023 que aprovou, em consonância com o Estatuto Social e a Política de Dividendos, a distribuição dos proventos sob a forma de Juros sobre o Capital Próprio - JSCP, imputado ao dividendo obrigatório, dos quais:

R$456.920.036,75 (quatrocentos e cinquenta e seis milhões, novecentos e vinte mil, trinta e seis reais e setenta e cinco centavos) foram pagos em 30.11.2023

R$ 0,14500531 por ação ordinária – ON
R$ 0,15950586 por ação preferencial classe "A" – PNA
R$ 0,15950586 por ação preferencial classe "B" - PNB
R$ 0,78302875 por UNIT

R$456.920.036,76 (quatrocentos e cinquenta e seis milhões, novecentos e vinte mil, trinta e seis reais e setenta e seis centavos) com pagamento a ser realizado em 28.06.2024

R$ 0,14500531 por ação ordinária – ON
R$ 0,15950586 por ação preferencial classe "A" – PNA
R$ 0,15950586 por ação preferencial classe "B" – PNB
R$ 0,78302875 por UNIT

b. Informar a data dos respectivos pagamentos.

R$456.920.036,75 (quatrocentos e cinquenta e seis milhões, novecentos e vinte mil, trinta e seis reais e setenta e cinco centavos) foram pagos em 30.11.2023

R$456.920.036,76 (quatrocentos e cinquenta e seis milhões, novecentos e vinte mil, trinta e seis reais e setenta e seis centavos) com pagamento a ser realizado em 28.06.2024

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Proposta da Administração para 210ª AGE e 69ª AGO

COPEL
Companhia Paranaense de Energia

7. Fornecer tabela comparativa indicando os seguintes valores por ação de cada espécie e classe:
   a. Lucro líquido do exercício e dos 3 (três) exercícios anteriores.
   b. Dividendo e juro sobre capital próprio distribuído nos 3 (três) exercícios anteriores.

Exercício	Lucro Líquido (R$ mil)	Lucro Líquido ajustado (Base de cálculo para os dividendos mínimos obrigatórios) (R$ mil)	Tipo de Provento	Aprovado	Pagamento	Bruto (R$ mil)	Por ação			
							ON	PNA	PNB	UNIT
2020	3.904.203	3.768.622	Dividendos complementares PNA	16/09/2020	30/09/2020	781	-	0,23912059	-	-
			JCP	09/12/2020	11/08/2021	807.500	0,28183240	0,31001564	0,31001564	-
			Dividendos	29/04/2021	11/08/2021	210.275	0,07231977	0,14384143	0,07955175	0,39052677
			Total			**1.018.556**	**0,35415217**	**0,69297766**	**0,38956739**	**0,39052677**
2021	4.952.571	4.751.518	JCP Intercalares	17/09/2021	30/09/2021	239.635	0,41207756	0,45328533	0,45328533	2,22521888
			Dividendos Intercalares	17/09/2021	30/09/2021	1.197.002	0,08249641	0,09074606	0,09074606	0,44548065
			JCP Intermediário	08/12/2021	30/06/2022	283.173	0,09748467	0,10723314	0,10723314	0,52641723
			Dividendo adicional proposto	29/04/2022	30/06/2022	1.368.675	0,47117031	0,51829476	0,51829476	2,54435609
			Total			**3.088.485**	**1,06322895**	**1,16955929**	**1,16955929**	**5,74147285**
2022	1.112.007	1.092.920	JCP Intercalares	21/11/2022	30/11/2022	79.000	0,02719636	0,02991600	0,02991600	0,14686036
			JCP Intermediário	21/11/2022	30/11/2022	521.000	0,17935829	0,19729413	0,19729413	0,96853481
			JCP Intermediário	21/11/2022	30/06/2023	370.000	0,12737536	0,14011292	0,14011292	0,68782704
			Dividendos prioritários complementar	28/04/2023	30/06/2023	258	-	0,08243238	-	-
			Total			**970.258**	**0,33393001**	**0,44975543**	**0,36732305**	**1,80322221**
2023	2.258.810	2.178.422	JCP Intercalares	20/09/2023	30/11/2023	456.920	0,14500531	0,15950586	0,15950586	0,78302875
			JCP Intercalares	20/09/2023	28/06/2024	456.920	0,14500531	0,15950586	0,15950586	0,78302875
			JCP Intermediário	20/09/2023	28/06/2024	44.160	0,01401431	0,01541576	0,01541576	0,07567735
			Dividendos complementares	AGO	28/06/2024	131.211	0,04154092	0,14592215	0,04569505	-
			Total			**1.089.211**	**0,34556585**	**0,48034963**	**0,38012253**	**1,64173485**

8. Havendo destinação de lucros à reserva legal:
   a. Identificar o montante destinado à reserva legal.

R$112.940.551,28 (cento e doze milhões, novecentos e quarenta mil, quinhentos e cinquenta e um reais e vinte e oito centavos)

   b. Detalhar a forma de cálculo da reserva legal.

Equivalente a 5 % do lucro líquido, para constituição da Reserva Legal, conforme estabelecido no artigo 193 da Lei nº 6.404, de 15.12.1976 e no artigo 86, parágrafo 2º, inciso II, do Estatuto Social.

9. Caso a companhia possua ações preferenciais com direito a dividendos fixos ou mínimos:
   a. Descrever a forma de cálculos dos dividendos fixos ou mínimos.

   De acordo com o nosso Estatuto, as ações classe A e classe B fazem jus a dividendos anuais mínimos não cumulativos pelo menos 10,0% maiores que os dividendos por ação pagos às ações ordinárias. As ações classe A têm prioridade para recebimento de dividendos sobre as ações classe B, e as ações classe B têm prioridade sobre as ações ordinárias. Na medida em que haja recursos disponíveis para tanto, os dividendos devem ser pagos na seguinte ordem:

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Proposta da Administração para 210ª AGE e 69ª AGO

COPEL
Companhia Paranaense de Energia

• primeiro, os portadores de ações classe A têm direito de receber dividendos mínimos iguais a 10,0% do capital acionário total representado pelas ações classe A existentes ao final do exercício fiscal em relação ao qual os dividendos estão sendo declarados e que será imputado ao Dividendo Obrigatório;

• segundo, na medida em que haja montantes adicionais a serem distribuídos após todos os montantes alocados às ações classe A terem sido pagos, os portadores de ações classe B têm direito de receber dividendos mínimos por ação iguais (1) à Distribuição Obrigatória dividida pelo (2) número total de ações classe B existente ao final do exercício fiscal em relação ao qual os dividendos estão sendo declarados; e

• terceiro, na medida em que haja montantes adicionais a serem distribuídos após todos os montantes alocados às ações classe A e às ações classe B terem sido pagos, os portadores de ações ordinárias têm direito de receber uma importância por ação igual (1) à Distribuição Obrigatória dividida pelo (2) número total de ações ordinárias existente ao final do exercício em relação ao qual os dividendos tenham sido declarados, desde que os portadores de ações classe A e classe B recebam dividendos pelo menos 10,0% maiores que os dividendos por ação pagos aos portadores de ações ordinárias.

b. Informar se o lucro do exercício é suficiente para o pagamento integral dos dividendos fixos ou mínimos.

O Lucro Líquido do exercício é suficiente para o pagamento integral dos dividendos mínimos.

c. Identificar se eventual parcela não paga é cumulativa.

Não.

d. Identificar o valor global dos dividendos fixos ou mínimos a serem pagos a cada classe de ações preferenciais.

PROVENTO	AÇÕES PNA	AÇÕES PNB
JCP Bruto	R$ 1.046.089,16	R$ 561.615.89,44
Dividendos	R$ 456.444,49	R$ 76.737.310,09

e. Identificar os dividendos fixos ou mínimos a serem pagos por ação preferencial de cada classe.

PROVENTO	AÇÕES PNA	AÇÕES PNB
JCP Bruto	R$ 0,33442748	R$ 0,33442748
Dividendos	R$ 0,14592215	R$ 0,04569505

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Proposta da Administração para 210ª AGE e 69ª AGO

COPEL
Companhia Paranaense de Energia

10. Em relação ao dividendo obrigatório:

a. Descrever a forma de cálculo prevista no estatuto.

"Art. 87 Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.

[...]

§ 2º Os dividendos intermediários, intercalares e os juros sobre capital próprio distribuídos [...] serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.

§ 3º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

§ 4º Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.

§ 6º Quando da distribuição de juros sobre capital próprio, o percentual previsto no caput será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável."

b. Informar se ele está sendo pago integralmente.

O dividendo mínimo obrigatório da Companhia no exercício findo em 31 de dezembro de 2023 está sendo pago integralmente e corresponde a R$ 564.702.756,38 (quinhentos e sessenta e quatro milhões e setecentos e dois mil e setecentos e cinquenta e seis reais e trinta e oito centavos), equivalente a 25% (vinte e cinco por cento) do lucro líquido ajustado.

c. Informar o montante eventualmente retido.

Não há montante retido.

11. Havendo retenção do dividendo obrigatório devido à situação financeira da companhia:

a. Informar o montante da retenção.

b. Descrever, pormenorizadamente, a situação financeira da companhia, abordando, inclusive, aspectos relacionados à análise de liquidez, ao capital de giro e fluxos de caixa positivos.

c. Justificar a retenção dos dividendos.

Não houve retenção dos dividendos obrigatórios.

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Proposta da Administração para 210ª AGE e 69ª AGO

COPEL
Companhia Paranaense de Energia

12. Havendo destinação de resultado para reserva de contingências:

    a. Identificar o montante destinado à reserva.

    b. Identificar a perda considerada provável e sua causa.

    c. Explicar porque a perda foi considerada provável.

    d. Justificar a constituição da reserva.

    Não houve destinação de resultado para reserva de contingências.

13. Havendo destinação de resultado para reserva de lucros a realizar:

    a. Informar o montante destinado à reserva de lucros a realizar.

    b. Informar a natureza dos lucros não-realizados que deram origem à reserva.

    Não houve destinação de resultado para reserva de lucros a realizar.

14. Havendo destinação de resultado para reservas estatutárias:

    a. Descrever as cláusulas estatutárias que estabelecem a reserva.

    b. Identificar o montante destinado à reserva.

    c. Descrever como o montante foi calculado.

    Não houve destinação de resultado para reservas estatutárias.

15. Havendo retenção de lucros prevista em orçamento de capital:

    a. Identificar o montante da retenção.

Propõe-se a retenção de R$ 1.133.371.312,21 (hum bilhão, cento e trinta e três milhões, trezentos e setenta e um mil, trezentos e doze reais e vinte e um centavos), do lucro líquido ajustado para constituição da reserva de retenção de lucros, cuja finalidade é assegurar o programa de investimentos da Companhia, conforme estabelecido no artigo 196 da Lei nº 6.404, de 15.12.1976 e no artigo 86, parágrafo 2º, inciso IV, do Estatuto Social.

    b. Fornecer cópia do orçamento de capital.

Em conformidade com a Resolução CVM Nº 80/2022, abaixo se encontra demonstrada a proposta de orçamento de capital para o ano de 2024, aprovado na 240ª reunião extraordinária do Conselho de Administração da Companhia Paranaense de Energia, realizada em 14.11.2023, bem como a origem dos recursos

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Proposta da Administração para 210ª AGE e 69ª AGO

COPEL
Companhia Paranaense de Energia

PROGRAMA DE INVESTIMENTOS	R$ Mil
Geração e Transmissão (a)	200.663
Distribuição (b)	2.091.720
Empreendimentos Eólicos (c)	55.487
Outros (d)	75.320
Sub-total	**2.432.190**
Bônus de Outorga das UHEs Foz do Areia, Segredo e Salto Caxias	3.700.000
TOTAL	**6.132.190**

(a) Inclui os empreendimentos SPEs Bela Vista (Ger), Marumbi (Tra), Costa Oeste (Tra), Uirapuru (Tra) e FDA (Ger).

(b) Inclui Programa "Transformação" composto pelos projetos Paraná Trifásico, Rede Elétrica Inteligente e Confiabilidade Total.

(c) Inclui Brisa Potiguar, Cutia Empreendimentos Eólicos, São Bento Energia, Jandaíra Energias Renováveis, Complexo Eólico Vilas, Aventura e Santa Rosa & Novo Mundo

(d) Inclui Holding, Copel Comercialização e Copel Serviços.

FONTES DE RECURSOS	R$ Mil
Recursos de Terceiros e Geração de Caixa das Operações	2.977.061
Retenção de Lucros	1.133.371
Oferta pública de distribuição primária de ações ordinárias	2.021.758
TOTAL	**6.132.190**

16. Havendo destinação de resultado para a reserva de incentivos fiscais:

    a. Informar o montante destinado à reserva.

    b. Explicar a natureza da destinação.

    Não houve destinação de resultado para a reserva de incentivos fiscais.

8

Proposta da Administração para 210ª AGE e 69ª AGO

COPEL
Companhia Paranaense de Energia

ANEXO V

INFORMAÇÕES COMPARATIVAS DA REMUNERAÇÃO E INFORMAÇÕES SOBRE REMUNERAÇÃO DOS ADMINISTRADORES E DO CONSELHO FISCAL CONFORME O ITEM 8 DO FORMULÁRIO DE REFERÊNCIA

INFORMAÇÕES COMPARATIVAS DA REMUNERAÇÃO

a. Valores aprovados na proposta anterior e valores efetivamente realizados:

Valor Proposto 2023	Valor Realizado 2023
R$ 14.640.383,33	R$13.652.219,78

O valor proposto para 2023 considera a complementação aprovada nos termos da 209ª Assembleia Geral Extraordinária. A diferença entre o valor proposto e o valor realizado, deve-se principalmente a realização a menor decorrente de previsão ajustada para o bônus, provisionado após deliberação da 209ª AGE.

b. Eventuais diferenças entre os valores da proposta atual e da proposta da companhia.

Valor Proposto 2023	Valor Proposto 2024
R$14.640.383,33	R$60.151.452,27

A diferença entre as propostas para 2023 e 2024 deve-se, em especial, ao aperfeiçoamento da estrutura da remuneração da Copel.

Até 11 de agosto de 2023, momento em que foi concluído o processo de privatização da Copel por meio de uma operação de ampliação do capital social com a consequente redução da participação estatal (capitalização ou follow-on), a política de remuneração dos dirigentes da Companhia e suas controladas era estabelecida unicamente pelo órgão estadual responsável pela supervisão das empresas públicas e estatais, o Conselho de Controle das Empresas Estaduais (CCEE), com diretrizes obrigatórias para todas as entidades. Isso se dava porque, até então, a Companhia configurava-se como uma corporação estatal, e enfrentava diversas restrições na definição das práticas de remuneração dos seus executivos.

Com a realização do follow-on, a Copel passou a ser uma companhia aberta com capital disperso e sem acionista controlador (corporation), o que trouxe para a gestão desafios inéditos ligados à sua transformação organizacional, com o objetivo de alavancar as possibilidades de valorização decorrentes de sua nova estrutura como empresa privada.

Nesse contexto, percebeu-se que as práticas de remuneração dos administradores que estava em vigor no momento da privatização estavam desalinhadas em relação às tendências do mercado na nova estrutura que a Companhia passou a ter, e não se mostravam adequadas aos desafios da Companhia na gestão do seu capital humano, que demanda sólidas estratégias de incentivos, atração e retenção de talentos de alto desempenho, bem como de promover a criação de valor sustentável e de longo prazo para a Copel, seus acionistas e demais partes interessadas.

Desta forma, o novo modelo de remuneração dos administradores e dos Conselhos tem por objetivos: (i) alinhar o interesse dos executivos e posições-chave caos objetivos estratégicos de longo prazo da Copel, promovendo uma conexão direta entre a estratégia de remuneração e o sucesso sustentável da Companhia; (ii) vincular uma parcela significativa da remuneração à

COPEL
Companhia Paranaense de Energia

geração de valor para a Companhia; (iii) estimular uma cultura organizacional de meritocracia e alta performance na Companhia, reconhecendo resultados excepcionais e incentivando a excelência contínua; e (iv) reter e atrair talentos, oferecendo um pacote de remuneração competitivo, alinhado à estratégia e ao propósito da Copel, que reconhece, recompensa e incentiva a criação de valor para a Companhia.

Ressalta-se que os Incentivos de Curto Prazo e de Longo Prazo representa a maior parte da remuneração global e só serão efetivamente pagos mediante o atingimento de metas de indicadores de desempenho e os requisitos definidos conforme o "Plano" e os Programas específicos

O desenvolvimento contínuo das práticas de gestão de capital humano, de forma alinhada a estratégia da Companhia, contribui para a sustentabilidade do dos negócios da Copel e promove a excelência na prestação de serviços aos nossos clientes.

Manual para participação em Assembleia Geral de Acionistas
2/31

COPEL
Companhia Paranaense de Energia

INFORMAÇÕES CONFORME SEÇÃO 8 DO FORMULÁRIO DE REFERÊNCIA

8.1. Descrever a política ou prática de remuneração do conselho de administração, da diretoria estatutária e não estatutária, do conselho fiscal, dos comitês estatutários e dos comitês de auditoria, de risco, financeiro e de remuneração, abordando os seguintes aspectos:

(a) objetivos da política ou prática de remuneração, informando se a política de remuneração foi formalmente aprovada, órgão responsável por sua aprovação, data da aprovação e, caso o emissor divulgue a política, locais na rede mundial de computadores onde o documento pode ser consultado

As práticas de remuneração para membros de órgãos estatutários da empresa são apreciadas pelo Comitê de Gente e aprovadas pelo Conselho de Administração e são norteadas pelos desafios estratégicos da empresa e ancorados pela política de remuneração que é periodicamente discutida (Política de Remuneração de Membros de Órgãos Estatutários - NPC0321, disponível em https://ri.copel.com/governanca-corporativa/estatutos-politicas-e-regimentos/).

Seus princípios e diretrizes são: (i)zelar pelo cumprimento do que é fixado pela Assembleia Geral, considerando a legislação aplicável, as responsabilidades, o tempo dedicado às funções, a qualificação e competência necessárias, bem como os riscos inerentes de cada cargo; (ii) estabelecer as práticas de remuneração da Copel, alinhadas às referências de mercado; (iii) reforçar a meritocracia, promovendo uma cultura alinhada a resultados, incentivando e motivando os membros dos órgãos estatutários a superar metas desafiadoras e criar valor sustentável para os acionistas e demais partes interessadas; (iv) garantir a remuneração variável com sistema de freios e contrapesos, adequados às melhores práticas de mercado; o foco em práticas ESG, reforçando o compromisso com a criação de valor de forma sustentável para os acionistas e demais partes interessadas; e (v) o alinhamento das prioridades e esforços da diretoria executiva e dos estatutários a fim de agregar valor à Companhia, buscando constantemente o equilíbrio nas relações com as partes interessadas; e (vii) estabelecer prática de reembolso de remuneração variável elegível para recuperação e assegurar que os Diretores Executivos, nos termos da NAC 040132 – Recuperação de Remuneração Variável Elegível, assinem o Termo de Reconhecimento e Aceitação referente à remuneração variável elegível para recuperação, conforme anexo I da referida NAC.

(b) práticas e procedimentos adotados pelo conselho de administração para definir a remuneração individual do conselho de administração e da diretoria, indicando:

i. os órgãos e comitês do emissor que participam do processo decisório, identificando de que forma participam;

Nos termos do seu regimento interno, o Comitê de Gente tem como competência a elaboração e acompanhamento da estratégia de remuneração dos Administradores, membros de comitês de assessoramento e conselheiros fiscais, bem como analisar, avaliar e recomendar a estratégia de remuneração de conselheiros, membros de comitês de assessoramento e executivos, incluindo a proposta de remuneração global para submissão à Assembleia Geral, bem como as diretrizes remuneratórias gerais, como norteadoras à padronização de políticas e mecanismos de remuneração dos Administradores, observadas as estratégias da Companhia e referenciais de mercado.

Ainda, caberá ao Conselho de Administração discutir, quando proposto pela Diretoria, a aprovação do plano diretor e do modelo de gestão de pessoas relativos à remuneração, plano de benefícios, incluindo as condições gerais de negociação coletiva e o Programa de Participação nos Lucros e Resultados, meritocracia, desempenho, cultura organizacional, clima organizacional, equidade, desenvolvimento e sucessão.

Manual para participação em Assembleia Geral de Acionistas

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COPEL
Companhia Paranaense de Energia

A remuneração anual global dos membros dos órgãos estatutários será fixada pelos acionistas da Companhia em Assembleia Geral, nos termos do artigo 152 da Lei das Sociedades por Ações ou, para os casos das empresas em que a Copel detenha participação societária, da forma como a legislação ou seus instrumentos societários definirem.

Caberá ao Conselho de Administração, após fixado o montante global da remuneração dos administradores da Companhia, dividi-la entre cada um dos órgãos da administração da Companhia e determinar o montante individual a ser atribuído a cada membro.

ii. critérios e metodologia utilizada para a fixação da remuneração individual, indicando se há a utilização de estudos para a verificação das práticas de mercado, e, em caso positivo, os critérios de comparação e a abrangência desses estudos

Para a definição da remuneração individual dos membros da Diretoria Executiva, do Conselho de Administração, dos Conselheiros Fiscais e membros dos comitês de assessoramento, o Conselho de Administração, com o apoio do Comitê de Gente – CDG, utiliza-se de pesquisas salariais especializadas que observam outras empresas com características similares especializadas observando, entre outras características, porte similar ao da Companhia, faturamento, número de empregados; abrangência, diversidade e complexidade, visando garantir a atração e retenção de profissionais com as competências requeridas pela Companhia.

Em 2023, sob a orientação do CDG e CAD, diante da alteração da estrutura da Companhia de estatal para empresa privada de capital disperso, , almejando i) alinhar a remuneração da administração aos objetivos estratégicos de longo prazo da Copel; ii) atrelar parcela da remuneração à geração de valor da Companhia; iii) fomentar a cultura da meritocracia e alta performance e; iv) atrair e reter talentos que agreguem valor à Companhia, o modelo de remuneração da alta administração foi reestruturado com o apoio de profissionais externos, com expertise técnica para a condução do tema.

Nesse contexto, foi contratada a consultoria Korn Ferry, reconhecida no mercado por seus projetos relacionados à remuneração de níveis estratégicos implementados em grandes empresas. O trabalho realizado partiu do olhar geral para os desafios dos negócios, desdobrando-se para a estrutura organizacional, a avaliação e ponderação de cargos com utilização de metodologia proprietária, que considera elementos como: responsabilidade pelos resultados, soluções de problemas e conhecimento necessário para cada uma das posições.

Como base de comparação de prática remuneratórias, foram utilizadas pesquisas de mercado que consideraram i) empresas do mesmo setor de atuação ou setor correlatos ao negócio; ii) empresas que possuam práticas consistentes de gestão do capital humanos; iii) empresas de capital pulverizado; e empresas com semelhança de porte.

Esses elementos permitiram a definição da estrutura da remuneração, da composição do mix remuneratório, bem como da estratégia de posicionamento dos executivos e conselheiros em relação ao mercado.

iii. com que Frequência e de que forma o conselho de administração avalia a adequação da política de remuneração do emissor.

O Conselho de Administração, com o apoio do Comitê de Gente, avalia anualmente a adequação da política de remuneração dos Administradores.

(b) composição da remuneração, indicando:

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i. descrição dos diversos elementos que compõem a remuneração, incluindo, em relação a cada um deles: seus objetivos e alinhamento aos interesses de curto, médio e longo prazo do emissor; sua proporção na remuneração total nos 3 últimos exercícios sociais; sua metodologia de cálculo e de reajuste; e principais indicadores de desempenho nele levados em consideração, inclusive, se for o caso, indicadores ligados a questões ASG;

O modelo de remuneração prevê o pagamento de parcela fixa e variável, bem como benefícios diretos e indiretos, que são concedidos de acordo com posicionamento de mercado do cargo e desempenho, podendo ter componentes diferentes de acordo com especificidades relacionadas à experiência, participação em comitês de assessoramento, dentre outras características.

A remuneração está estruturada da seguinte forma: (i) parcela fixa, em que está contemplado o honorário pago mensalmente; (ii) benefícios, que são classificados como diretos e indiretos, incluindo plano de saúde, verba de representação e outros determinados nas práticas da Companhia; e (iv) parcela variável (de curto e longo prazo).

Os Incentivos de Curto Prazo e de Longo Prazo estão atrelados ao atingimento de metas e indicadores de desempenho, além de outros requisitos que sejam definidos pelo Conselho de Administração.

Abaixo especificação da remuneração para cada órgão estatutário:

Diretoria Estatutária

- **Salário ou pró-labore**: correspondente à parcela referente a honorários que tem o objetivo de reconhecer e refletir o valor do cargo ocupado pelo executivo, bem como o desempenho individual, experiência, formação e conhecimento do executivo;
- **Incentivo de Curto Prazo – ICP:** correspondente à parcela variável de curto prazo, paga por meio de bônus, condicionado ao atingimento de metas de indicadores desdobrados do planejamento estratégicos aprovado e acompanhado pelo Conselho de Administração com o assessoramento do Comitê de Gente e tem por objetivo alinhar interesses da diretoria estatutária, com os objetivos estratégicos da Companhia.
- **Incentivo de Longo Prazo – ILP:** correspondente à parcela variável de longo prazo, e, sujeito à aprovação da proposta submetida à 210ª Assembleia Geral Extraordinária, compreende os incentivos concedidos no âmbito do Plano de Outorga(s) de Ações Restritas e Ações Restritas de Performance, mediante condições, requisitos, regramentos e limites estabelecidos no citado Plano e respectivos Programas. Esse elemento objetiva (i) atrelar a remuneração dos executivos aos objetivos de longo prazo; (ii) atrelar parcela significativa da remuneração do executivo à geração de valor sustentável e de longo prazo da Copel; (iii) fomentar a cultura da meritocracia e alta performance; e (iv) atrair e reter talentos chave capazes e alavancar o sucesso da Copel.
- **Benefícios diretos e indiretos**: correspondentes à parcela complementar composta por plano de saúde, e auxílio alimentação (verba de representação), que tem o objetivo de contribuir para a manutenção da qualidade de vida dos membros da diretoria.
- **Benefícios pós-emprego:** correspondente à parcela complementar composta por plano de previdência privada.

Conselho de Administração e Comitês de Assessoramento:

- **Salário ou pró-labore**: correspondente à parcela referente a honorários que tem o objetivo de reconhecer e refletir o valor do cargo ocupado pelo conselheiro;
- **Adicional de Comitê**: Os membros e coordenadores receberão adicional, a partir da segunda participação nos comitês de assessoramento;

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- **Incentivo de Longo Prazo – ILP:** correspondente à parcela variável de longo prazo, e, sujeito à aprovação da proposta submetida à 210ª Assembleia Geral Extraordinária, compreende os incentivos concedidos no âmbito do Plano de Outorga(s) de Ações Restritas, mediante condições, requisitos, regramentos e limites estabelecidos no citado Plano e respectivos Programas. Esse elemento objetiva (i) atrelar a remuneração dos executivos aos objetivos de longo prazo; (ii) atrelar parcela significativa da remuneração do executivo à geração de valor da Copel; (iii) fomentar a cultura da meritocracia e alta performance; e (iv) atrair e reter talentos capazes e alavancar o sucesso da Copel.
- **Benefícios diretos e indiretos**: correspondentes à parcela complementar composta por plano de saúde, que tem o objetivo de contribuir para a manutenção da qualidade de vida dos membros do conselho.
- **Benefícios pós-emprego:** correspondente à parcela complementar composta por plano de previdência privada.

Conselho Fiscal

- **Salário ou pró-labore**: correspondente à parcela referente a honorários que tem o objetivo de reconhecer e refletir o valor do cargo ocupado pelo Conselheiro.;
- **Benefícios diretos e indiretos**: correspondentes à parcela complementar composta por plano de saúde, que tem o objetivo de contribuir para a manutenção da qualidade de vida dos membros do conselho.
- **Benefícios Pós-emprego:** correspondente à parcela complementar composta por plano de previdência privada.

Proporção de cada elemento na remuneração total – 3 últimos exercícios sociais:

2023			
Elementos	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Salário ou pró-labore	58,1%	62,7%	99,3%
Benefícios direto e indireto	0,5%	1,8%	0,0%
Participações em comitês	37,6%	0,0%	0,0%
Outros	0,0%	0,0%	0,0%
Bônus	0,0%	27,9%	0,0%
Participação de resultados	0,0%	0,0%	0,0%
Participação em reuniões	0,0%	0,0%	0,0%
Pós-emprego	3,8%	7,6%	0,7%
Total da remuneração	100%	100%	100%

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2022			
Elementos	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Salário ou pró-labore	55,9%	87,0%	98,1%
Benefícios direto e indireto	0,6%	2,4%	0,0%
Participações em comitês	39,6%	0,0%	0,0%
Outros	0,0%	0,0%	0,0%
Bônus	0,0%	0,0%	0,0%
Participação de resultados	0,0%	0,0%	0,0%
Participação em reuniões	0,0%	0,0%	0,0%
Pós-emprego	3,9%	10,5%	1,9%
Total da remuneração	100%	100%	100%

2021			
Elementos	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Salário ou pró-labore	39,0%	59,0%	98,2%
Benefícios direto e indireto	0,6%	1,6%	0,0%
Participações em comitês	56,7%	0,0%	0,0%
Outros	0,0%	0,0%	0,0%
Bônus	0,0%	31,9%	0,0%
Participação de resultados	0,0%	0,0%	0,0%
Participação em reuniões	0,0%	0,0%	0,0%
Pós-emprego	3,8%	7,4%	1,8%
Total da remuneração	100%	100%	100%

Metodologia de cálculo e de reajuste

Em conformidade com o disposto no artigo 152 da Lei das Sociedades por Ações, a remuneração global dos administradores deverá ser fixada na Assembleia Geral Ordinária. A cada ano, a Companhia considera aplicação da recomposição inflacionária aos honorários, além de reajustes na verba de representação e no plano de saúde, conforme aplicado ao quadro geral de empregados

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7/31

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Companhia Paranaense de Energia

da Companhia, nos valores individualizados de cada membro do Conselho de Administração, dos Comitês Estatutários, do Conselho Fiscal e da Diretoria Executiva.

A partir do exercício de 2024, com base nos trabalhos de readequação da remuneração realizados, conforme descrito no item 8.1b.ii acima, foram consideradas para a determinação da remuneração as referências no mercado para cada posição de diretoria, denominado como "job grade", e percentis alvo para cada componente do mix remuneratório dos órgãos estatutários.

a) Conselho de Administração:

Em linha com as melhores práticas de mercado, o mix remuneratório do Conselho compõem-se com parcela fixa entre 60 e 75% do total, enquanto a parcela variável de longo prazo posiciona-se entre 25 e 40% do total.

Foi definido que o patamar da remuneração fixa dos conselheiros se posiciona no P50 (percentil 50%) do mercado e a remuneração total anual alvo se posiciona no P75 (percentil 75%).

Os membros e Coordenadores dos Comitês de Assessoramento ao Conselho de Administração, receberão adicional (a partir da 2ª participação) que se posiciona no P50 (percentil 50%) do mercado.

b) Diretoria:

Em linha com as melhores práticas de mercado, o mix remuneratório da Diretoria compõem-se com parcela fixa menor (entre 25 a 30% do total), enquanto que as parcelas variáveis de curto e longo prazo, vinculadas ao atingimento de metas e resultados representa a maior parcela (entre 70 a 75% do total).

Ainda, foi definido que os patamares alvo da remuneração fixa da diretoria se posiciona no P50 (percentil 50%) do mercado e, condicionado ao atingimento de metas, requisitos e critérios estabelecidos no Plano de outorga(s) de Ações Restritas e Ações Restritas por Desempenho, a remuneração total anual poderá se posicionar no P75 (percentil 75%). Em caso de atingimento de resultados extraordinários, poderá atingir o P90 (percentil 90%).

Também houve adequação da remuneração fixa da diretoria de 13 salários para 12 salários, além da extinção do pagamento do FGTS, adequando ao regime de vínculo estatutário dos executivos.

Indicadores de desempenho

Os indicadores de desempenho que fundamentam a remuneração da Diretoria originam-se do planejamento estratégico da Companhia. Este planejamento é delineado por diretrizes estratégias focadas em maximizar a criação de valor tanto para acionistas como para todos os *stakeholders*, fomentando um crescimento sustentável e integrado. A realização dos objetivos estratégicos é avaliada por meio de indicadores e metas estabelecidos para o curto prazo e longo prazo, englobando critérios vinculados à ESG, à otimização e eficiência operacional, bem como a preservação e criação de valor à Companhia.

A Copel adota indicadores relacionados à temática Ambiental, Social e Governança - ASG como parte do programa de remuneração variável em todos os níveis organizacionais, destacando-se os indicadores listados a seguir: (i) Certificação WELL, que visa o monitoramento dos impactos ambientais e sociais (bem-estar dos colaboradores) contribuindo para a obtenção de instalações cada vez mais sustentáveis; (ii) descarbonização, que está relacionada ao compromisso da companhia em reduzir ou compensar a emissão de CO_2 com um conjunto de medidas, como por

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exemplo a inserção de veículos elétricos em sua frota; (iii) desempenho na avaliação *Corporate Sustainability Assessment*, do S&P Global, que possibilita uma avaliação da maturidade da organização em relação à sustentabilidade, bem como planos de ação para avanço nessa pauta, entre outros.

Objetivos de Curto Prazo

A Companhia estabelece objetivos estratégicos claros e alinhados entre as diretorias, com indicadores e metas consistentes aprovadas pelo Conselho de Administração. Estes comparáveis aos de empresas similares, tanto no setor de energia elétrica quanto em outros setores, em âmbito nível nacional e internacional. Avaliamos o cumprimento de metas de curto prazo que abrangem indicadores como rentabilidade financeira, sinergia entre os negócios, inovação e transformação digital, eficiência operacional e otimização de custos, fronteiras regulatórias e critérios ESG.

As métricas ESG são integradas aos critérios de remuneração variável em todos os níveis da Companhia, com indicadores e metas aprovadas pelo Conselho de Administração. Seu propósito consiste em promover o engajamento e o alinhamento dos executivos com o aprimoramento contínuo da estratégia da Companhia, vinculada ao desempenho em critérios ESG. Para tal, foram estabelecidos indicadores relacionados ao desempenho geral da sustentabilidade da Companhia, e indicadores específicos em aspectos Ambientais (por exemplo, descarbonização da frota elétrica e certificação dos ambientes da empresa), Social (por exemplo, saúde e segurança do trabalho) e Governança (por exemplo, efetividade dos controles internos e avaliação de práticas de governança corporativa). Os indicadores ESG são centrais na estratégia corporativa, representando pilares essenciais para o sucesso e desempenho de longo prazo.

Indicadores de Longo Prazo

A visão de longo prazo é da Companhia é mensurada a partir de metas de desempenho definidas pelo Conselho de Administração. Sujeito à aprovação da proposta submetida à 210ª Assembleia Geral Extraordinária, estarão englobados nos indicadores de longo prazo os critérios determinados para a aquisição do direito às Ações de Performance, que, conforme estabelecido no Plano, poderá ser determinado com base nos seguintes elementos, considerados a critério do Conselho de Administração:(i) Total Shareholder Return - TSR Absoluto; e/ou (ii) Valorização das ações da Companhia; e/ou (iii) Proventos declarados e distribuídos pela Companhia; e/ou (iv) Métricas de desempenho específicas do Participante e/ou da Companhia e suas áreas e/ou no âmbito do setor de atuação da Companhia.

O Plano de Outorga(s) de Ações Restritas e de Ações Restritas por Desempenho estabelece diretrizes claras, condições, requisitos e limitações que apoiam e impulsionam a ambição da Companhia a longo prazo. As metas são ponderadas e sinalizam progressos esperados para cada posição, evidenciando que o desempenho excepcional dos executivos impulsionará a alavancagem dos negócios da companhia, com retribuição proporcional definida pelo programa.

Os indicadores e metas a serem alcançados compõem a estratégia competitiva da empresa, sendo considerados o desempenho mínimo das ações previsto no Plano para os incentivos relacionados à performance. Isso significa que o participante somente adquirirá os direitos relativos às Ações de Performance caso seja verificada a valorização mínima da ação, conforme estabelecido no Plano.

ii. razões que justificam a composição da remuneração;

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A implementação do novo modelo remuneratório visa a alinhar a remuneração da alta administração aos objetivos de longo prazo da Copel. Este modelo busca atrelar parte significativa da remuneração à geração de valor da Companhia (ILP), promover uma cultura de meritocracia e alto desempenho; e atrair e reter talentos. Além disso, pretende também sincronizar os interesses dos acionistas e administradores, visando que esses sejam incentivados e retribuídos, na medida em que, no exercício de suas funções, contribuem para o crescimento sustentável e geração de valor ao negócio.

A estratégia se concretiza ao definir a remuneração dos administradores em um patamar estratégico, considerando a combinação de remuneração fixa mensal e uma parcela variável, esta última vinculada ao atingimento de indicadores e metas de desempenho que refletem o propósito e a visão de curto, médio e longo prazo da Companhia. E estrutura de remuneração também considera os desafios estratégicos da Companhia e critérios específicos às funções dos administradores, como responsabilidade, tempo na função, competências, relevância estratégica para o negócio, reputação e resultados alcançados. Esses fatores, bem como a comparação com negócios similares no mercado, são elementos-chave nos debates periódicos que moldam o sistema de incentivos e recompensas da Copel.

iii. a existência de membros não remunerados pelo emissor e a razão para esse fato

Todos os membros das Diretorias, do Conselho de Administração, Comitês de Assessoramento e do Conselho Fiscal são remunerados pela Companhia.

(d) existência de remuneração suportada por subsidiárias, controladas ou controladores diretos ou indiretos

A remuneração global dos Administradores da companhia, dos Conselheiros Fiscais e membros dos Comitês Estatutários é suportada integralmente pela Copel, não havendo participação no custeio por qualquer subsidiária, controlada ou controladores diretos ou indiretos.

(e) existência de qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como a alienação do controle societário do emissor

Não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia.

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Companhia Paranaense de Energia

8.2. Em relação à remuneração reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal, elaborar tabela com o seguinte conteúdo:

Remuneração total prevista para o Exercício Social corrente em 31/12/2024 - Valores Anuais				
	Conselho de Administração	**Diretoria Estatutária**	**Conselho Fiscal**	**Total**
Nº Total de Membros	9	8	3	20,00
Nº de Membros Remunerados	9	8	3	20,00
Remuneração fixa anual				
Salário ou pró-labore	3.957.024,00	8.386.153,56	494.202,00	12.837.379,56
Benefícios direto e indireto	61.225,92	269.456,93	8.746,56	339.429,41
Participações em comitês	2.086.693,98	0	0	2.086.693,98
Outros	0	0	0	
Descrição de outras remunerações fixas	0	0	0	
Remuneração variável				
Bônus	0,00	6.076.947,42	0,00	6.076.947,42
Participação de resultados	0	0	0	
Participação em reuniões	0	0	0	
Comissões	0	0	0	
Outros	0	0	0	0,00
Descrição de outras remunerações variáveis	0	0	0	
Pós-emprego	241.748,72	1.006.338,43	19.768,08	1.267.855,23
Cessação do cargo				
Baseada em ações	4.855.683,00	32.687.463,68	0	37.543.146,68

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Companhia Paranaense de Energia

Observação	(i) O valor total apresentado neste quadro não considera os encargos sociais de ônus do empregador, conforme o Ofício Circular/Anual-2023-CVM/SEP, de 28 de fevereiro de 2023.			
Total da remuneração	11.202.375,62	48.426.360,01	522.716,64	60.151.452,27

Remuneração total prevista para o Exercício Social corrente em 31/12/2023 - Valores Anuais				
	Conselho de Administração	**Diretoria Estatutária**	**Conselho Fiscal**	**Total**
Nº Total de Membros	9	7	5	21,00
Nº de Membros Remunerados	9	7	5	21,00
Remuneração fixa anual				
Salário ou pró-labore	2.058.048,00	6.267.035,29	720.969,12	9.046.052,41
Benefícios direto e indireto	30.263,44	160.416,48	0,00	190.679,92
Participações em comitês	1.168.848,12	0	0	1.168.848,12
Outros	0	0	0	
Descrição de outras remunerações fixas	0	0	0	
Remuneração variável				
Bônus	0,00	3.228.294,50	0,00	3.228.294,50
Participação de resultados	0	0	0	
Participação em reuniões	0	0	0	
Comissões	0	0	0	
Outros	0	0	0	0,00
Descrição de outras remunerações variáveis	0	0	0	
Pós-emprego	120.844,59	872.173,08	13.490,71	1.006.508,38

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12/31

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Companhia Paranaense de Energia

Cessação do cargo				
Baseada em ações				
Observação	(i) O valor total apresentado neste quadro não considera os encargos sociais de ônus do empregador, conforme o Ofício Circular/Anual-2023-CVM/SEP, de 28 de fevereiro de 2023, o que diverge do valor aprovado na Assembleia Geral Ordinária da Copel de 29 de abril de 2022 (com encargos). (ii) Os encargos estão destacados no item 8.20			
Total da remuneração	3.378.004,15	10.527.919,35	734.459,83	14.640.383,33

Remuneração total realizada para o Exercício Social encerrado em 31/12/2022 - Valores Anuais				
	Conselho de Administração	**Diretoria Estatutária**	**Conselho Fiscal**	**Total**
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	8	7	5	20
Remuneração fixa anual				
Salário ou pró-labore	1.151.023,92	5.073.336,89	659.425,80	6.883.786,61
Benefícios direto e indireto	12.474,24	141.982,11	0,00	154.456,35
Participações em comitês	814.538,59	0,00	0,00	814.538,59
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações fixas	0,00	0,00	0,00	0,00
Remuneração variável				
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00

Manual para participação em Assembleia Geral de Acionistas
13/31

COPEL
Companhia Paranaense de Energia

Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis	0,00	0,00	0,00	0,00
Pós-emprego	79.940,67	613.759,87	12.595,32	706.295,86
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação	(i) O valor total apresentado neste quadro não considera os encargos sociais de ônus do empregador, conforme o Ofício Circular/Anual-2022-CVM/SEP, de 24 de fevereiro de 2022 ("Ofício Circular/Anual-2022"), o que diverge do valor aprovado na Assembleia Geral Ordinária da Copel de 29 de abril de 2022 (com encargos). (ii) O Conselho de Administração da Copel é composto de 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo Conselho de Administração, pois já recebe remuneração como Diretor Presidente da Companhia. O número de membros foi apurado da forma especificada no item 10.2.13.b do Ofício Circular/CVM/SEP/01/2021, de 26 de fevereiro de 2021.			
Total da remuneração	2.057.977,42	5.829.078,87	672.021,12	8.559.077,41

Remuneração total realizada para o Exercício Social encerrado em 31/12/2021 - Valores Anuais				
	Conselho de Administração	**Diretoria Estatutária**	**Conselho Fiscal**	**Total**
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	9	7	5	21
Remuneração fixa anual				
Salário ou pró-labore	756.833,84	4.993.501,24	659.425,80	6.409.760,88
Benefícios direto e indireto	11.186,57	138.915,21		150.101,78
Participações em comitês	1.099.682,61	0,00	0,00	1.099.682,61
Outros (Encargos)	0,00	0,00	0,00	0,00
Descrição de outras remunerações fixas	0,00	0,00	0,00	0,00

Manual para participação em Assembleia Geral de Acionistas
14/31

COPEL
Companhia Paranaense de Energia

Remuneração variável				
Bônus	0,00	2.702.612,85	0,00	2.702.612,85
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis	0,00	0,00	0,00	0,00
Pós-emprego	73.448,95	625.923,77	12.134,96	711.507,68
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações	0,00	0,00	0,00	0,00
Observação	(i) O Conselho de Administração da Copel é composto por 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo Conselho de Administração, pois já recebe remuneração como Diretor Presidente da Companhia. Dos demais, em 2021, 3 (três) receberam remuneração do emissor em 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do Ofício Circular/CVM/SEP/02/2021, de 19 de abril de 2021 ("Ofício Circular CVM 02/2021"). (ii) A Diretoria Estatutária da Copel é composta por 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do Ofício Circular CVM 02/2021. (iii) O Conselho Fiscal é composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O número de membros foi apurado da forma especificada no item 10.2.13.b do Ofício Circular CVM 02/2021.			
Total da remuneração	1.941.151,97	8.460.953,07	671.560,76	11.073.665,80

8.3. Em relação à remuneração variável dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal, elaborar tabela com o seguinte conteúdo:

Manual para participação em Assembleia Geral de Acionistas

15/31

COPEL
Companhia Paranaense de Energia

Remuneração variável prevista para o exercício social corrente em 31/12/2024				
	Conselho de Administração	**Diretoria Estatutária**	**Conselho Fiscal**	**Total**
Nº Total de Membros	0	8	0	8
Nº de Membros Remunerados	0	8	0	8
Bônus				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	7.292.336,90	0	7.292.336,90
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	6.076.947,42	0	6.076.947,42
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0

Remuneração variável prevista para o exercício social encerrado em 31/12/2023				
	Conselho de Administração	**Diretoria Estatutária**	**Conselho Fiscal**	**Total**
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	0,00	7,08	0,00	7,08
Bônus	0	0,00	0	0
Valor mínimo previsto no plano de remuneração	0	0,00	0	0
Valor máximo previsto no plano de remuneração	-	3.357.392,56	-	3.357.392,56
Valor previsto no plano de remuneração, caso as metas sejam atingidas	-	2.797.827,13	-	2.797.827,13
Valor efetivamente reconhecido no resultado	0,00	2.797.827,13	0,00	2.797.827,13

Manual para participação em Assembleia Geral de Acionistas
16/31

COPEL
Companhia Paranaense de Energia

Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0
Valor efetivamente reconhecido no resultado	0,00	0,00	0,00	0,00

Remuneração variável - exercício social encerrado em 31/12/2022				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	0	7	0	7
Bônus				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0
Valor efetivamente reconhecido no resultado	0,00	0,00	0,00	0,00
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0
Valor efetivamente reconhecido no resultado	0,00	0,00	0,00	0,00

Manual para participação em Assembleia Geral de Acionistas
17/31

COPEL
Companhia Paranaense de Energia

Remuneração variável - exercício social encerrado em 31/12/2021				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9	7	5	21
Nº de Membros Remunerados	0	7	0	7
Bônus				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	2.702.612,85	0	2.702.612,85
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	2.702.612,85	0	2.702.612,85
Valor efetivamente reconhecido no resultado	0,00	2.730.658,89	0,00	2.730.658,89
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0	0	0	0
Valor máximo previsto no plano de remuneração	0	0	0	0
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0	0	0	0
Valor efetivamente reconhecido no resultado	0,00	0,00	0,00	0,00

8.4. Em relação ao plano de remuneração baseado em ações do conselho de administração e da diretoria estatutária, em vigor no último exercício social e previsto para o exercício social corrente, descrever:

(a) termos e condições gerais;

O Plano de Outorga(s) de Ações Restritas e de Ações Restritas por Desempenho (*Performance Shares*) (o "Plano") da Companhia, submetido à apreciação e sujeito à aprovação da 210ª Assembleia Geral Extraordinária, estabelece regras e diretrizes gerais para outorga aos participantes de ações restritas ("Ações Restritas") e/ou ações restritas por desempenho, conforme o caso ("Ações de Performance"), observados os termos, condições e requisitos nele estabelecidos, e tem por objetivos: (i) alinhar a remuneração da administração e posições-chave da Companhia aos objetivos de longo prazo da Companhia; (ii) atrelar parcela da remuneração à geração de valor da Companhia; (iii) fomentar cultura de meritocracia e alta performance na Companhia; e (iv) reter e atrair talentos que agreguem valor à Companhia.

Manual para participação em Assembleia Geral de Acionistas
18/31

COPEL
Companhia Paranaense de Energia

São elegíveis como participantes do Plano membros do Conselho de Administração da Companhia e Diretores estatutários, diretores não estatutários e empregados em posições gerencial e de liderança e/ou em outras posições-chave na Companhia ou nas sociedades controladas, diretas e indiretas, da Companhia ("Pessoas Elegíveis").

Caberá ao Conselho de Administração selecionar, dentre as Pessoas Elegíveis, aquelas participantes do Plano, que celebrarão os contratos de outorgas com a Companhia ("Contrato de Outorga"), e aos quais serão outorgadas ações de emissão da Companhia ("Participantes"). Ainda, caberá ao Conselho de Administração a administração do Plano, assessorado pelo Comitê de Gente, sendo-lhes atribuídas as competências para a administração, monitoramento e execução do Plano ou dos programas criados no âmbito do Plano, sempre observados os limites, diretrizes, termos e condições estabelecidos no Plano.

O Plano prevê a possibilidade de outorga de duas modalidades de ações restritas, que darão aos beneficiários direito ao recebimento de ações ordinárias de emissão da Copel: (a) Ações Restritas, sujeitas a período de carência e de restrição, além dos demais termos e condições previstos no Plano e nos Programas e Contratos de Outorgas aplicáveis; e (b) de Ações de Performance, sujeitas a período de carência e de restrição, metas de desempenho e aos demais termos e condições previstos no Plano e nos Programas e Contratos de Outorgas aplicáveis.

Aos Participantes que sejam membros do Conselho de Administração da Copel não será permitida a outorga de Ações de Performance, sendo somente admitida a outorga de incentivos consubstanciados em Ações Restritas.

(b) data de aprovação e órgão responsável;

O Plano é submetido à deliberação da 210ª Assembleia Geral Extraordinária, convocada para ser realizada, em primeira convocação, em 22 de abril de 2024.

(c) número máximo de ações abrangidas;

No âmbito do Plano, poderão ser entregues aos Participantes (i) Ações Restritas em número correspondente a até 0,2% do capital social total da Companhia, e (ii) Ações de Performance em número correspondente a até 0,8% do capital social total da Companhia ("Limites do Plano").

Os Limites do Plano serão considerados em bases totalmente diluídas, computando-se nesse cálculo todas as Ações Restritas ou Ações de Performance, conforme o caso, já outorgadas nos termos do Plano, liquidadas ou não, exceto aquelas que tenham sido extintas ou canceladas sem terem sido liquidadas, por qualquer motivo, e que voltarão a ficar disponíveis para novas outorgas no âmbito do Plano. Se qualquer Ação Restrita ou Ação de Performance, conforme o caso, for extinta ou cancelada sem ter sido liquidada em efetiva entrega ao Participante, por qualquer motivo, a(s) Ação(ões) de referência a tal Ação Restrita ou Ação de Performance, conforme o caso, tornar-se-á(ão) novamente disponível(is) para futuras outorgas no âmbito do Plano.

Para fins de determinação do número total de Ações Restritas ou Ações de Performance, conforme o caso, abrangidas nos Limites do Plano, serão considerados os critérios aplicáveis para determinação do preço de referência de cada Ação Restrita ou Ação de Performance, conforme o caso, na forma definida pelo Conselho de Administração em cada Programa.

(d) número máximo de opções a serem outorgadas;

Não há outorga de opções no âmbito do Plano.

Manual para participação em Assembleia Geral de Acionistas
19/31

COPEL
Companhia Paranaense de Energia

(e) condições de aquisição de ações;

Os Participantes selecionados pelo Conselho de Administração participarão do Plano a partir da assinatura do respectivo Contrato de Outorga com a Companhia.

O Participante somente adquirirá os direitos relativos às Ações Restritas e/ou Ações de Performance depois de verificadas todas as condições previstas neste Plano, nos Programas e Contratos específicos.

Os direitos dos Participantes em relação às Ações Restritas e/ou Ações de Performance somente serão plenamente adquiridos se os Participantes permanecerem continuamente vinculados à Copel ou às controladas da Copel, conforme o caso, no período compreendido entre a data de outorga e o final do correspondente período de carência, observadas as regras referentes ao desligamento dos Participantes.

A aquisição dos direitos relativos às Ações Restritas ocorrerá após o transcurso de 2 (dois) anos contados da data da outorga, exceto se de outra forma estabelecido pelo Conselho de Administração. O Conselho de Administração não poderá estabelecer prazo de carência inferior a 2 (dois) anos contados da data da outorga a Participantes que sejam membros do Conselho de Administração da Copel.

Em razão do processo de transição da Companhia para estrutura de corporação (companhia aberta com capital disperso e sem acionista controlador), com o objetivo de reter os atuais profissionais que fizeram parte do processo de transformação, o plano prevê que, para a primeira outorga, aos Conselheiros de Administração que ocupem ou venham a ocupar cargo no prazo de gestão que esteja em curso na data da aprovação do Plano, prazo menor poderá ser estabelecido, desde que o referido prazo de carência seja ao menos igual ao período remanescente do mandato em curso.

A aquisição dos direitos relativos às Ações de Performance ocorrerá após o transcurso de 3 (três) anos contados da data da outorga, podendo o Conselho de Administração, em caráter excepcional, estabelecer prazo maior.

A aquisição dos direitos relativos às Ações de Performance também estará sujeitas às metas de performance relevantes ao negócio, determinadas pelo Conselho de Administração, alinhado ao desempenho da Companhia e dentro dos limites do apetite a riscos, que poderão ser determinadas com base nos seguintes elementos: (i) TSR Absoluto; e/ou (ii) valorização das ações da Companhia; e/ou (iii) proventos declarados e distribuídos pela Companhia; e/ou (iv) métricas de desempenho do Participante; e/ou (v) métricas de desempenho da Companhia e suas áreas; e/ou (vi) métricas de desempenho no âmbito do setor de atuação da Companhia.

Ainda, o Participante somente adquirirá os direitos relativos às Ações de Performance caso seja verificada a valorização mínima da ação, correspondente ao valor final da ação, apurado na data do transcurso do prazo de carência, igual ou superior (i) ao valor inicial da ação correspondente a R$ 8,25 (oito reais e vinte e cinco centavos) acrescido (ii) da variação positiva do IPCA mais 5% ao ano entre 11.08.23 e a data final do transcurso do prazo de carência.

A definição do preço de referência de cada Ação de Performance no valor de R$ 8,25 (oito reais e vinte e cinco centavos), corresponde ao preço por ação aplicado no âmbito da oferta pública de distribuição primária e secundária de ações ordinárias de emissão da Companhia aprovada em 26.07.2023 e concluída em 11.08.23 e que resultou na transformação da Companhia em sociedade anônima de capital disperso e sem acionista controlador.

O Conselho de Administração poderá subordinar a aquisição de direitos relacionados às Ações Restritas e/ou Ações de Performance a determinadas condições, bem como impor período de restrição à negociação (*lock-up*) e outras restrições e condições à transferência das ações adquiridas pelo Participante no âmbito do Plano e, ainda, estabelecer opções de recompra e/ou direitos de preferência para a aquisição das ações atribuídas aos Participantes.

Manual para participação em Assembleia Geral de Acionistas

20/31

COPEL
Companhia Paranaense de Energia

No caso das Ações Restritas, os Participantes que sejam membros do Conselho de Administração estarão sujeitos a prazo de restrição à negociação (*lock-up*) das ações de **no mínimo 2 (dois) anos** a contar da efetiva entrega das ações.

(f) critérios para fixação do preço de aquisição ou exercício;

As ações que venham a ser adquiridas pelos Participantes do Plano são atribuídas aos Participantes sem custo ou contraprestação financeira. Caso, ao término do período de carência, a Companhia não possua em tesouraria número suficiente de ações de emissão da Companhia para transferir as ações aos Participantes, o Conselho de Administração poderá, a seu exclusivo critério, emitir ações, dentro do limite do capital autorizado, observada a legislação aplicável. Nesse caso, o preço de subscrição será estabelecido pelo Conselho de Administração, a seu critério, podendo estabelecer baixo valor, para fins de atendimento aos requisitos aplicáveis ao aumento de capital, incluindo para lotes de ações, de forma a preservar, da melhor forma possível, o equilíbrio econômico ao Participante e a natureza gratuita da outorga prevista no Plano.

O preço de referência de cada Ação Restrita será determinado pelo Conselho de Administração, a cada outorga, com base na média ponderada por volume da cotação da ação ordinária de emissão da Companhia negociada em até 90 (noventa) pregões que antecedem a data final de transcurso do prazo de carência ou a data da outorga.

O preço de referência de cada Ação de Performance será determinado pelo Conselho de Administração, a cada outorga, e será equivalente ao valor de R$ 8,25 (oito reais e vinte e cinco centavos), correspondente ao preço por ação aplicado no âmbito da oferta pública de distribuição primária e secundária de ações ordinárias de emissão da Companhia aprovada em 26.07.2023 e concluída em 11.08.23 e que resultou na transformação da Companhia em sociedade anônima de capital disperso e sem acionista controlador, corrigido com base na variação acumulada mensal do IPCA mais 5% ao ano desde 11.08.23 até a data da outorga ou a data final de transcurso do prazo de carência.

(g) critérios para fixação do prazo de aquisição ou exercício;

Conforme item "e" acima, formalizado o Contrato de Outorga com a Companhia, o participante somente adquirirá os direitos relativos às ações outorgadas depois de verificadas todas as condições previstas no Plano, no respectivo programa e no Contrato de Outorga específico.

Satisfeitas tais condições, desde que observados os requisitos legais e regulamentares pertinentes, após o transcurso do período de carência, a Companhia procederá a transferência ao participante da quantidade de ações correspondente às Ações a que o participante faça jus, sem qualquer custo para o participante.

(h) forma de liquidação;

Com o propósito de satisfazer a outorga de Ações Restritas e/ou Ações de Performance nos termos do Plano, a Companhia, sujeita à lei e regulamentação aplicáveis, transferirá ações mantidas em tesouraria por meio de operação privada, sem custo para o participante, respeitadas eventuais períodos de restrição em vigor que possam proibir e/ou requerer a postergação da efetiva transferência das ações ordinárias de emissão da Companhia.

Caso, ao término do respectivo período de carência, a Companhia não possua em tesouraria número suficiente de ações de emissão da Companhia para transferir as Ações aos Participantes, o Conselho de Administração poderá, a seu exclusivo critério, emitir ações, dentro do limite do

Manual para participação em Assembleia Geral de Acionistas
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COPEL
Companhia Paranaense de Energia

capital autorizado, observada a legislação aplicável. Nesse caso, o preço de subscrição será estabelecido pelo Conselho de Administração, a seu critério, podendo estabelecer baixo valor, para fins de atendimento aos requisitos aplicáveis ao aumento de capital, incluindo para lotes de ações, de forma a preservar, da melhor forma possível, o equilíbrio econômico ao participante e a natureza gratuita da outorga prevista no Plano.

Nos termos do programa ou Contrato de Outorga aplicáveis, o Conselho de Administração poderá estabelecer, alternativamente à entrega e transferência de parcela ou da totalidade das Ações correspondentes às Ações Restritas e/ou Ações de Performance, o pagamento de determinado montante em moeda corrente nacional.

(i) restrições à transferência das ações;

As Ações Restritas e/ou Ações de Performance poderão estar sujeitas a período de restrição, a ser determinado pelo Conselho de Administração, no qual as ações ordinárias de emissão da Companhia adquiridas em decorrência das Ações Restritas e/ou das Ações de Performance, conforme o caso, não poderão ser negociadas, alienadas, vendidas, permutadas, doadas, alugadas ou de qualquer outra forma transferida, bem como não poderão ser objeto de gravames ou outro ato de disposição, pelo participante.

Sem prejuízo do quanto estabelecido no Plano, o Conselho de Administração poderá subordinar a aquisição de direitos relacionados às Ações Restritas a determinadas condições, bem como impor período de restrição e outras restrições e condições à transferência das ações ordinárias de emissão da Companhia adquiridas pelo Participante no âmbito do Plano e, ainda, estabelecer opções de recompra e/ou direitos de preferência para a aquisição das ações ordinárias de emissão da Companhia atribuídas aos Participantes.

O Conselho de Administração não poderá estabelecer período de restrição inferior a 2 (dois) anos a Participantes que sejam Conselheiros de Administração.

(j) critérios e eventos que, quando verificados, ocasionarão a suspensão, alteração ou extinção do plano;

O Plano entrará em vigor com sua aprovação pela Assembleia Geral da Companhia, e permanecerá vigente pelo prazo de 3 (três) anos, podendo ser extinto ou cancelado, a qualquer tempo, por decisão da Assembleia Geral ou, ainda, suspenso pelo Conselho de Administração, independentemente do consentimento dos participantes, sem prejuízo dos Contratos de Outorga em vigor existentes.

Em caso de operações de reorganização societária, tais como, mas não limitadas a, incorporação, fusão, cisão e incorporação de ações, caberá ao Conselho de Administração, a seu exclusivo critério, determinar, no âmbito da estrutura societária resultante, a substituição das Ações Restritas e/ou Ações de Performance existentes por novo incentivo, ou a realização de ajustes nos Programas existentes, de forma a manter o equilíbrio das relações entre as partes.

(k) efeitos da saída do administrador dos órgãos do emissor sobre seus direitos previstos no plano de remuneração baseado em ações.

Exceto se de outra forma determinado pelo Conselho de Administração, ou estabelecido no programa ou Contrato de Outorga aplicável, em caso de término da relação jurídica existente entre o participante e a Companhia ou sociedade por ela controlada, por qualquer motivo ("Desligamento"), as seguintes regras deverão ser observadas.

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COPEL
Companhia Paranaense de Energia

Se o Desligamento ocorrer por iniciativa do participante, por qualquer motivo, incluindo pedido de demissão ou renúncia de sua posição ou cargo, ou se o Desligamento ocorrer por decisão da Companhia ou de suas controladas por justa causa ou violação dos deveres e atribuições de seu cargo, todas as Ações Restritas e/ou Ações de Performance existentes na data do Desligamento estarão automaticamente extintas, de pleno direito, independentemente de qualquer aviso ou notificação, e sem direito a qualquer indenização.

No caso de o Desligamento ocorrer por iniciativa da Companhia ou de suas controladas sem justa causa, ou sem violação dos deveres e atribuições de seu cargo de administrador, por encerramento de seu mandato sem que haja reeleição, ou, ainda, por aposentadoria, o participantes terá direito à parcela das Ações Restritas e/ou Ações de Performance proporcional ao período de carência transcorrido até a data do Desligamento, sendo que as demais Ações Restritas e/ou Ações de Performance estarão automaticamente extintas, de pleno direito, independentemente de qualquer aviso ou notificação, e sem direito a qualquer indenização. Nesse caso serão mantidos vigentes os demais termos e condições aplicáveis com relação à parcela proporcional das Ações Restritas e/ou Ações de Performance, de modo que a determinação do número de Ações e a efetivação da transferência das Ações permanecerá na forma e data prevista originalmente, desde que observados os demais termos e condições pertinentes aplicáveis ao Participante.

No caso de Desligamento por falecimento ou a invalidez permanente do participante, serão considerados antecipados os períodos de carência e o participante (ou seus herdeiros ou sucessores legais) fará jus à totalidade das Ações Restritas e/ou Ações de Performance outorgadas, sendo mantidos vigentes os demais termos e condições aplicáveis com relação às Ações Restritas e/ou Ações de Performance, de modo que a determinação do número de Ações e o prazo para a efetivação da transferência das Ações permanecerá na forma e data prevista originalmente, desde que observados os demais termos e condições pertinentes aplicáveis.

Não obstante as previsões acima, o Conselho de Administração, a seu exclusivo critério e sempre que julgar adequado aos interesses da Companhia, poderá estabelecer novos critérios e regras a serem aplicados no caso de Desligamento, assim como estabelecer tratamento diferenciado a cada participante no caso de Desligamento.

8.5. Em relação à remuneração baseada em ações sob a forma de opções de compra de ações reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) preço médio ponderado de exercício de cada um dos seguintes grupos de opções: (i) em aberto no início do exercício social; (ii) perdidas e expiradas durante o exercício social e (iii) exercidas durante o exercício social; e (e) diluição potencial em caso de exercício de todas as opções em aberto

A Companhia não possui plano de remuneração variável baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária.

8.6. Em relação à cada outorga de opções de compra de ações realizada nos 3 últimos exercícios sociais e previstas para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) data de outorga; (e) quantidade de opções outorgadas; (f) prazo para que as opções se tornem exercíveis; (g) prazo máximo para exercício das opções; (h) prazo de restrição à transferência das ações recebidas em decorrência do exercício das opções; (i) valor justo das opções na data da outorga; e (j)

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multiplicação da quantidade de ações outorgadas pelo valor justo das opções na data da outorga

A Companhia não possui plano de remuneração baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária.

8.7 Em relação às opções em aberto do conselho de administração e da diretoria estatutária ao final do último exercício social, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número total de membros; (d) em relação às opções ainda não exercíveis: (i) quantidade; (ii) data em que se tornarão exercíveis; (iii) prazo máximo para exercício das opções; (iv) prazo de restrição à transferência das ações; (v) preço médio ponderado de exercício; e (vi) valor justo das opções no último dia do exercício social; (e) em relação às opções exercíveis: (i) quantidade; (ii) prazo máximo para exercício das opções; (iii) prazo de restrição à transferência das ações; (iv) preço médio ponderado de exercício; e (v) valor justo das opções no último dia do exercício social; e (f) valor justo do total das opções no último dia do exercício social

A Companhia não possui plano de remuneração baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária.

8.8. Em relação às opções exercidas relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária, nos 3 últimos exercícios sociais, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) número de ações; (e) preço médio ponderado de exercício; (f) preço médio ponderado de mercado das ações relativas às opções exercidas; (g) multiplicação do total das opções exercidas pela diferença entre o preço médio ponderado de exercício e o preço médio ponderado de mercado das ações relativas às opções exercidas.

A Companhia não possui plano de remuneração baseado em ações sob a forma de outorga de opções de compra de ações para os membros do Conselho de Administração e para a Diretoria Estatutária.

8.9. Em relação à remuneração baseada em ações, sob a forma de ações a serem entregues diretamente aos beneficiários, reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; e (d) diluição potencial em caso de outorga de todas as ações aos beneficiários

Nos exercícios sociais encerrados em 31 de dezembro de 2021, 2022 e 2023, a Companhia não tinha remuneração baseada em ações, sob a forma de ações a serem entregues diretamente aos beneficiários, para os membros do Conselho de Administração e da Diretoria Estatutária.

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Ações a serem entregues diretamente aos beneficiários - previsão para o exercício social corrente (2024)

	Conselho de Administração	Diretoria Estatutária
Nº total de membros	9	8
Nº total de membros remunerados	9	8
Diluição potencial*	0,009%	0,031%

*Esclarecemos que são elegíveis como beneficiários do Plano de Outorga(s) de Ações Restritas e Ações por Desempenho (*Performance Shares*), além dos Conselheiros de Administração e Diretores estatutários constantes no quadro acima, os demais Diretores estatutários da Companhia, Diretores não estatutários e empregados em posição gerencial, de liderança e outras posições-chave da Copel e das controladas da Companhia.

8.10 Em relação à cada outorga de ações realizada nos 3 últimos exercícios sociais e previstas para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) data de outorga; (e) quantidade de ações outorgadas; (f) prazo máximo para entrega das ações; (g) prazo de restrição à transferência das ações; (h) valor justo das ações na data da outorga; e (i) multiplicação da quantidade de ações outorgadas pelo valor justo das ações na data da outorga

Nos exercícios sociais encerrados em 31 de dezembro de 2021, 2022 e 2023, a Companhia não tinha remuneração baseada em ações, sob a forma de ações a serem entregues diretamente aos beneficiários, para os membros do Conselho de Administração e da Diretoria Estatutária.

Ações a serem entregues diretamente aos beneficiários - previsão para o exercício social corrente (2024)

	Conselho de Administração	Diretoria Estatutária
Nº total de membros	9	8
Nº total de membros remunerados	9	8
Data da outorga	A partir de Maio/2024	A partir de Maio/2024
Quantidade de ações outorgadas	274.935	925.402
Prazo máximo para entrega das ações	2 anos, exceto para primeira outorga para Conselheiros de Administração que ocupem ou venham a ocupar cargo no prazo de gestão que esteja em curso na data da aprovação do Plano, hipótese em que prazo menor poderá ser estabelecido, desde que o referido Prazo de Carência seja ao menos igual ao período remanescente do mandato em curso.	3 anos

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Prazo de restrição à transferência das ações	2 anos	Conforme determinação do Conselho de Administração
Valor justo das ações na data da outorga	9,15	9,15
	Preço médio ponderado por volume da cotação da Ação CPLE 3 negociada em até 60 (sessenta) pregões que antecedem a data final de transcurso do Prazo de Carência ou a Data da Outorga (utilizado dia 13/03/2024)	Preço médio ponderado por volume da cotação da Ação CPLE 3 negociada em até 60 (sessenta) pregões que antecedem a data final de transcurso do Prazo de Carência ou a Data da Outorga (utilizado dia 13/03/2024)
Multiplicação da quantidade de ações outorgadas pelo valor justo das ações na data da outorga	2.514.550	8.463.718

*Esclarecemos que são elegíveis como beneficiários do Plano de Outorga(s) de Ações Restritas e Ações por Desempenho (*Performance Shares*), além dos Conselheiros de Administração e Diretores estatutários constantes no quadro acima, os demais Diretores estatutários da Companhia, Diretores não estatutários e empregados em posição gerencial, de liderança e outras posições-chave da Copel e das controladas da Companhia.

8.11 Em relação às ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária, nos 3 últimos exercícios sociais, elaborar tabela com o seguinte conteúdo: (a) órgão; (b) número total de membros; (c) número de membros remunerados; (d) número de ações; (e) preço médio ponderado de aquisição; (f) preço médio ponderado de mercado das ações adquiridas; e (g) multiplicação do total das ações adquiridas pela da diferença entre o preço médio ponderado de aquisição e o preço médio ponderado de mercado das ações adquiridas

Nos exercícios sociais encerrados em 31 de dezembro de 2021, 2022 e 2023, a Companhia não tinha plano de remuneração variável baseada em ações, sob a forma de ações a serem entregues diretamente aos beneficiários, para os membros do Conselho de Administração e para ada Diretoria Estatutária nos três últimos exercícios sociais.

8.12 Descrição sumária das informações necessárias para a compreensão dos dados divulgados nos itens 8.5 a 8.11, tal como a explicação do método de precificação do valor das ações e das opções, indicando, no mínimo:

(a) modelo de precificação:

Plano sujeito à aprovação em Assembleia Geral Ordinária e Extraordinária do dia 22 de abril de 2023. A cada programa anual, o beneficiário receberá a título gratuito uma quantidade de unidades restritas calculado com base na média ponderada por volume da cotação da Ação (ON) negociada em até 60 (sessenta) pregões que antecedem a Data da Outorga. Em seguida,

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divide-se o montante de ILP que cada dirigente terá direito pela cotação média ponderada da ação, para obter o número de ações de referência.

O modelo oficial de precificação será aprovado pelo Conselho de Administração posteriormente.

(b) dados e premissas utilizadas no modelo de precificação, incluindo o preço médio ponderado das ações, preço de exercício, volatilidade esperada, prazo de vida da opção, dividendos esperados e a taxa de juros livre de risco;

O valor da ação será apurado com base na média ponderada por volume da cotação da Ação (ON) negociada em até 60 (sessenta) pregões que antecedem a Data da Outorga. O modelo oficial de precificação será aprovado pelo Conselho de Administração posteriormente com o detalhamento dos dados e premissas a serem utilizados.

(c) método utilizado e as premissas assumidas para incorporar os efeitos esperados de exercício antecipado;

Plano sujeito à aprovação em Assembleia Geral Ordinária e Extraordinária do dia 22 de abril de 2024. O plano de carência será de 2 anos para o Conselho de Administração e 3 anos para Diretoria.

(d) forma de determinação da volatilidade esperada;

Plano sujeito à aprovação em Assembleia Geral Ordinária e Extraordinária do dia 22 de abril de 2024. O plano de carência será de 2 anos para o Conselho de Administração e 3 anos para Diretoria. O modelo oficial de mensuração de seu valor justo, bem como determinação da volatilidade, será aprovado pelo Conselho de Administração posteriormente com o detalhamento dos dados e premissas a serem utilizados.

(e) se alguma outra característica da opção foi incorporada na mensuração de seu valor justo

Não se aplica.

8.13 Informar a quantidade de ações, cotas e outros valores mobiliários conversíveis em ações ou cotas, emitidos, no Brasil ou no exterior, pelo emissor, seus controladores diretos ou indiretos, sociedades controladas ou sob controle comum, que sejam detidas por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão

AÇÕES DETIDAS POR MEMBROS DO CONSELHO DE ADMINISTRAÇÃO, DA DIRETORIA ESTATUTÁRIA E CONSELHEIROS FISCAIS >> Posição: Dezembro/2023			
Órgão	Quantidade de ações		
	ON	PNA	PNB
	10	-	-

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Conselho de Administração	17.100	-	101.700
Diretoria Estatutária	-	-	-
Conselho Fiscal			

8.14. Em relação aos planos de previdência em vigor conferidos aos membros do conselho de administração e aos diretores estatutários, fornecer as seguintes informações em forma de tabela:

Órgão	**Conselho de Administração**	**Diretoria Estatutária (somente Holding)**
Número total de membros	5	8
Número de membros remunerados	5	8
Nome do plano	Plano III	Plano III
e. Quantidade de administradores que reúnem condições para se aposentar (elegível)	0	4
f. Condições para se aposentar antecipadamente	45 anos de idade, com no mínimo 5 anos de contribuição.	45 anos de idade, com no mínimo 5 anos de contribuição.
g. Valor acumulado atualizado das contribuições até 31/01/2023, descontada a parcela relativa às contribuições feitas diretamente pelos administradores	549.517,37	5.993.119,22
h. Valor total acumulado das contribuições realizadas durante o exercício de 2023, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	11.112,41	53.024,68
i. Possibilidade de resgate antecipado e quais condições	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.

8.15. Em forma de tabela, indicar, para os 3 últimos exercícios sociais, em relação ao conselho de administração, à diretoria estatutária e ao conselho fiscal:

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	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal		
	31/12/23	31/12/22	31/12/21	31/12/23	31/12/22	31/12/21	31/12/23	31/12/22	31/12/21
Nº de membros	7	7	7	9	9	9	5	5	5
Nº total de membros remunerados	7,08	7	7	9,08	8	9,17	4,42	5	5,17
Valor da maior remuneração (Reais)	1.693.062,88	879.234,46	1.358.079,06	411.609,60	227.827,80	227.827,80	155.498,40	131.885,16	131.885,16
Valor da menor remuneração (Reais)	1.427.797,89	381.897,36	634.625,28	267.546,24	131.885,16	43.229,02	141.367,68	10.990,43	43.229,02
Valor médio da remuneração (Reais)	1.416.710,52	708.832.64	1.207.668,32	329.211,24	185.363,83	211.762,03	141.928,64	127.855,34	129.979.50

Observação

Diretoria Estatutária	
31/03/2023	A Diretoria Estatutária do Emissor é composta de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.8.b do OFÍCIO CIRCULAR/ANUAL-2023-CVM/SEP. Os valores consideram a deliberação da 209ª AGE de 18.12.2023, pela suplementação orçamentária para recomposição da remuneração e a restituição da previsão de pagamento de remuneração variável..
31/12/2022	A Diretoria Estatutária da Copel é composta por 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.8.b do empregador, conforme o Ofício Circular/Anual-2023.
31/12/2021	A Diretoria Estatutária da Copel é composta por 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze)

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	meses, apurado da forma especificada no item 10.2.13.b do Ofício Circular/Anual-2023.

Conselho de Administração	
31/03/2023	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2022, 04 (quatro) membros receberam remuneração do emissor em 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.8.b do OFÍCIO CIRCULAR/ANUAL-2023-CVM/SEP. Os valores consideram a deliberação da 209ª AGE de 18.12.2023, pela suplementação orçamentária para recomposição da remuneração
31/12/2022	O Conselho de Administração da Copel é composto por 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo conselho de administração, pois já recebe remuneração como Diretor Presidente da Companhia. Dos demais, em 2022, todos receberam remuneração da Copel em 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.8.b do Ofício Circular/Anual-2023.
31/12/2021	O Conselho de Administração da Copel é composto por 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo conselho de administração, pois já recebe remuneração como Diretor Presidente da Companhia. Dos demais, em 2021, 3 (três) receberam remuneração da Copel em 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do Ofício Circular/Anual-2023.

Conselho Fiscal	
31/03/2023	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. Em 2023, 02 (dois) membros receberam remuneração do emissor em 12 (doze) meses. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.8.b do OFÍCIO CIRCULAR/ANUAL-2023- CVM/SEP. Os valores consideram a deliberação da 209ª AGE de 18.12.2023, pela suplementação orçamentária para recomposição da remuneração.
31/12/2022	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. Em 2022, 5 (cinco) membros receberam remuneração do emissor em 12 (doze) meses. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.8.b do Ofício Circular/Anual-2023.
31/12/2021	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do Ofício Circular/Anual-2022.

8.16. Descrever arranjos contratuais, apólices de seguros ou outros instrumentos que estruturem mecanismos de remuneração ou indenização para os administradores em caso

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de destituição do cargo ou de aposentadoria, indicando quais as consequências financeiras para o emissor

A Companhia não possui instrumentos de indenização para os Administradores em caso de destituição do cargo ou aposentadoria.

8.17. Em relação aos 3 últimos exercícios sociais e à previsão para o exercício social corrente, indicar o percentual da remuneração total de cada órgão reconhecida no resultado do emissor referente a membros do conselho de administração, da diretoria estatutária ou do conselho fiscal que sejam partes relacionadas aos controladores, diretos ou indiretos, conforme definido pelas regras contábeis que tratam desse assunto.

Nos exercícios sociais encerrados em 31 de dezembro de 2023, 2022 e 2021, não existiram partes relacionadas ao controlador que integraram o Conselho de Administração, a Diretoria Estatutária ou o Conselho Fiscal da Companhia.

Tendo em vista a concretização da transformação em corporação (companhia com capital disperso sem controlador) da Companhia em 11.08.2023 e a consequente ausência de controlador, desde então, este item 8.17 não é aplicável.

8.18. Em relação aos 3 últimos exercícios sociais e à previsão para o exercício social corrente, indicar os valores reconhecidos no resultado do emissor como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, por qualquer razão que não a função que ocupam, como por exemplo, comissões e serviços de consultoria ou assessoria prestados

Nos exercícios sociais encerrados em 31 de dezembro de 2023, 2022 e 2021, não foram reconhecidos valores no resultado da Companhia indicados como remuneração de Administradores e membros do Conselho Fiscal, agrupados por órgão, recebidos por qualquer razão que não a função que ocupam.

8.19. Em relação aos 3 últimos exercícios sociais e à previsão para o exercício social corrente, indicar os valores reconhecidos no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor, como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal do emissor, agrupados por órgão, especificando a que título tais valores foram atribuídos a tais indivíduos

Nos três últimos exercícios sociais, não houve remuneração dos membros da Administração e Conselho Fiscal reconhecidas no resultado de controladas da Companhia, dos controladores diretos ou indiretos da Companhia ou de sociedades sob controle comum.

8.20. Fornecer outras informações que o emissor julgue relevantes

As informações relevantes já foram apresentadas nos textos contidos neste documento.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 21, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.